As filed with the Securities and Exchange Commission on June 15, 2005.

Registration Statement No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ASSOCIATED BANC-CORP

(Exact Name of Registrant as Specified in its Charter)

WISCONSIN	6021	39-1098068
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1200 Hansen Road

Green Bay, WI 54304

(920) 491-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brian R. Bodager, Esq.

Associated Banc-Corp

1200 Hansen Road

Green Bay, WI 54304

(920) 491-7000

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

with copies to:

James M. Bedore, Esq. Reinhart Boerner Van Deuren s.c. 1000 North Water Street Suite 2100 Milwaukee, WI 53202 (414) 298-1000	Jay O. Rothman, Esq. Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202 (414) 271-2400

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement and the effective time of the merger described in the proxy statement/prospectus forming a part of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Calculation of Registration Fee

Title of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Amount Of Registration Fee
Common Stock, $0.01 par value per share	9,318,000	Not Applicable	$304,815,075	(2)	$35,876.74	(3)

(1)	Represents an estimate of the maximum number of shares of common stock of the Registrant expected to be issued upon consummation of the merger based on an exchange ratio of 1.20 shares of the Registrant’s common stock for each share of common stock of State Financial Services Corporation that may be converted into shares of the Registrant’s common stock under the Agreement and Plan of Merger. Subject to increase in accordance with Rule 416(a) and (b) under the Securities Act of 1933, as amended, pursuant to subsequent stock splits, stock dividends or similar transactions.
(2)	Pursuant to Rules 457(c) and (f) under the Securities Act of 1933, as amended, and solely for purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product of 7,765,000 shares (the estimated maximum number of shares of common stock of State Financial Services Corporation to be converted into shares of the Registrant’s common stock in the merger), multiplied by $39.255 (the average of the high and low sales prices of shares of common stock of State Financial Services Corporation on the Nasdaq National Market on June 10, 2005).
(3)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $117.70 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. The securities being offered by this proxy statement/prospectus may not be sold until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy the securities in any state where offers or sales are not permitted.

Preliminary Proxy Statement/Prospectus

Subject to Completion, dated June 15, 2005

State Financial Services Corporation

815 North Water Street

Milwaukee, Wisconsin 53202

                    , 2005

Dear Fellow Shareholder:

You are cordially invited to attend our special meeting of shareholders to be held on                     , 2005, at              .m. (local time) at                     ,                     . At the special meeting, you will vote on a proposal to approve an agreement for the merger of Associated Banc-Corp and State Financial Services Corporation.

Subject to approval by the shareholders of State Financial and satisfaction of other conditions, the merger agreement provides that State Financial will combine its business and operations with those of Associated through a statutory merger. If the merger is completed, each share of State Financial common stock will be converted into the right to receive 1.20 shares of Associated common stock (or cash for any fractional shares).

The common stock of each of Associated and State Financial trades on the Nasdaq National Market under the symbols “ASBC” and “SFSW,” respectively. The following table shows the closing prices of shares of the Associated common stock and the State Financial common stock on March 21, 2005, the last trading day before we announced the merger, and on                     , 2005, the last practicable trading day before the printing of this proxy statement/prospectus. This table also shows the value of shares of the State Financial common stock on an equivalent per share basis, which we calculated by multiplying the closing prices of shares of Associated common stock on the dates indicated by the exchange ratio of 1.20.

	Associated		State Financial		State Financial Equivalent Per Share Basis
March 21, 2005		$31.75		$30.18		$38.10
, 2005	$		$		$

State Financial has the right to terminate the merger agreement if the average closing price of shares of Associated common stock over a ten trading day period prior to the merger is less than $26.99 per share and the trading price of shares of Associated common stock underperforms an index of selected peer group stocks by more than 15% since the date of the merger agreement.

We expect the merger will qualify as a reorganization for United States federal income tax purposes. Accordingly, State Financial shareholders generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of shares of State Financial common stock for Associated common stock in the merger, except with respect to any cash received instead of fractional shares of Associated common stock.

This document is a prospectus of Associated relating to the shares of Associated’s common stock to be issued in connection with the merger and a proxy statement for State Financial to use in soliciting proxies for the special meeting. We urge you to review the entire document carefully, including the matters discussed under “ Risk Factors” beginning on page 11 of this proxy statement/prospectus.

Your participation in the special meeting, in person or by proxy, is especially important because the items to be voted on are very important to State Financial and its shareholders. Whether or not you plan to attend the special meeting, we urge you to complete, date and sign the enclosed proxy card and return it promptly in the enclosed postage-paid envelope to ensure that your shares will be represented at the special meeting. You may revoke your proxy at any time before it is voted.

Sandler O’Neill & Partners, L.P., an investment banking firm engaged by State Financial in connection with the merger, has rendered an opinion, dated March 21, 2005, to the Board of Directors of State Financial that, as of such date and based upon and subject to the matters set forth in the opinion, the exchange ratio contained in the merger agreement is fair, from a financial point of view, to State Financial’s shareholders.

You should know that certain of State Financial’s executive officers and directors will receive benefits from the merger that are in addition to those received by other State Financial shareholders. These benefits are described in greater detail in the section of this proxy statement/prospectus titled “The Merger—Financial Interests of State Financial Executive Officers and Directors in the Merger.” These benefits include the vesting on an accelerated basis of options, the cashing out of such options on the merger closing date, entitlement to certain cash payments that will be made as a result of the merger under various benefit plans and agreements currently in place and to be made under agreements entered into between the individuals and Associated in connection with the merger and entering into new employment agreements with Associated.

The Board of Directors of State Financial has determined that the merger is in the best interests of State Financial and its shareholders. Accordingly, the Board of Directors has, by a unanimous vote of all directors present at a meeting, approved the merger agreement and the merger and recommends that shareholders vote in favor of the merger agreement. On behalf of the Board of Directors, we thank you for your support and urge you to vote “for” the approval of the merger agreement.

If you have any questions about the merger or need assistance voting your shares, please call D.F. King & Co., Inc., who is assisting us, toll-free at         -        -        .

Very truly yours,

/s/ MICHAEL J. FALBO
Michael J. Falbo Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities that Associated is offering through this proxy statement/prospectus are not deposits or other obligations of any bank subsidiary of Associated and are not insured by the Federal Deposit Insurance Corporation or any other governmental entity.

The proxy statement/prospectus is dated                     , 2005 and

is first being mailed to shareholders of State Financial on or about                     , 2005.

State Financial Services Corporation

815 North Water Street

Milwaukee, Wisconsin 53202

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , 2005

TO THE SHAREHOLDERS OF

STATE FINANCIAL SERVICES CORPORATION:

Notice is hereby given that a special meeting of shareholders of State Financial Services Corporation, a Wisconsin corporation, will be held at                     , on                     , 2005, at                  .m. (local time). The proxy statement/prospectus for the special meeting is attached and a proxy card is enclosed.

The special meeting of shareholders is for the purpose of considering and acting upon the following proposals:

1. To approve the Agreement and Plan of Merger, dated as of March 21, 2005, between Associated Banc-Corp and State Financial Services Corporation providing for the merger of State Financial with and into Associated (a copy of the merger agreement is attached as Exhibit A to the proxy statement/prospectus following this notice).

2. To consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement thereof, to approve the merger agreement.

The directors of State Financial have, by a unanimous vote of all directors present at a meeting, approved the merger agreement and recommend that the shareholders approve the merger agreement.

Only holders of record of State Financial’s common stock at the close of business on                     , 2005, are entitled to notice of, and to vote at, the special meeting of shareholders. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of State Financial’s common stock is required to approve the merger agreement. Each share of State Financial’s common stock is entitled to one vote. Shareholders of Associated are not required to approve the merger agreement and no further corporate authorization by Associated is required to complete the merger.

It is very important that your shares be represented at the special meeting of shareholders. You are urged to complete and sign the accompanying proxy card, which is solicited by the Board of Directors of State Financial, and mail it promptly in the enclosed envelope. All proxies are important, so please complete each proxy card sent to you and return it in the envelope provided. Your proxy will not be used if you attend and vote at the special meeting of shareholders in person by written ballot.

BY ORDER OF THE BOARD OF DIRECTORS

Michael J. Falbo, Chairman and Chief Executive Officer

Milwaukee, Wisconsin

                    , 2005

Please do not send your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates documents by reference which are not presented in this proxy statement/prospectus or delivered with this proxy statement/prospectus. These documents are available without charge upon request. You can obtain documents incorporated by reference in this proxy statement/prospectus but not otherwise accompanying this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

For Associated	For State Financial
Associated Banc-Corp	State Financial Services Corporation
1200 Hansen Road	815 North Water Street
Green Bay, Wisconsin 54304	Milwaukee, Wisconsin 53202
Attention: Brian R. Bodager, Esq.	Attention: Daniel L. Westrope
Telephone No.: (920) 491-7000	Telephone No.: (414) 223-8400

To obtain timely delivery of requested information, we recommend that you request this information no later than five business days before the date you must make your investment decision. Based on the date of the special meeting, the date by which you should request this information is                     , 2005.

See “Where You Can Find More Information” for further information.

i

STATE FINANCIAL SERVICES CORPORATION

AND

ASSOCIATED BANC-CORP

PROXY STATEMENT/PROSPECTUS

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What am I being asked to vote upon at the special meeting?

A:	You are being asked to vote to approve the merger agreement entered into between State Financial and Associated. Pursuant to the merger agreement, State Financial will be merged with and into Associated. After the merger is completed, Associated will be the company surviving the merger and the separate corporate existence of State Financial will cease.

Q:	What vote is required to complete the merger?

A:	Approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of State Financial common stock outstanding as of the , 2005, record date. Failures to vote, abstentions and broker non-votes will not be deemed to be cast either “FOR” or “AGAINST” the merger agreement. However, because adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of State Financial common stock, failures to vote, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the merger agreement. In connection with the merger agreement, ten executive officers and directors of State Financial, who owned approximately % of the outstanding State Financial common stock as of the record date, have agreed with Associated, in their individual capacities as State Financial shareholders, to vote their respective shares in favor of the merger agreement.

Q:	Why have you sent me this document?

A:	We are delivering this document to you because it is serving as both a proxy statement for State Financial and a prospectus of Associated. It is a proxy statement because it is being used by State Financial’s Board of Directors to solicit proxies from its shareholders for the special meeting. It is a prospectus because it is being used by Associated to offer shares of Associated’s common stock in exchange for shares of State Financial common stock in the merger described in this document.

This proxy statement/prospectus contains important information regarding the proposed merger, as well as information about Associated and State Financial. It also contains important information about what the respective Boards of Directors of Associated and State Financial considered when evaluating the proposed merger. We urge you to read this proxy statement/prospectus carefully, including its exhibits.

Q:	What does State Financial’s Board of Directors recommend?

A:	After careful consideration of numerous factors, including the opinion dated March 21, 2005 from Sandler O’Neill & Partners, L.P., an investment banking firm, that as of such date and based upon and subject to the matters set forth in the opinion, the exchange ratio contained in the merger agreement is fair, from a financial point of view, to State Financial’s shareholders, State Financial’s Board of Directors has approved the merger and the merger agreement. State Financial’s Board of Directors recommends that the State Financial shareholders vote “FOR” the proposal to approve the merger agreement.

Q:	What do I need to do now?

A:	Indicate on your proxy card how you want to vote, then sign, date and return your proxy card as soon as possible in the postage-paid envelope provided. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement.

You may attend the special meeting of shareholders and vote your shares in person, rather than completing and returning your proxy card. If you do complete and return your proxy card, you may revoke it at any time up to and including the day of the special meeting by following the directions on page 20.

Please remember that the required vote of shareholders is based on the total number of outstanding shares, and not upon the number of shares which are actually voted.

Q:	If my shares are held in “street name” by a broker or bank, will my broker or bank vote my shares for me?

A:	If you hold your shares in street name and do not provide voting instructions to your broker or bank, your shares will not be voted on any proposal on which your broker or bank does not have discretionary authority to vote. Your broker or bank does not have discretionary authority to vote on the merger proposal. Accordingly, your broker or bank will vote your shares held by it in “street name” with respect to the merger proposal only if you provide instructions to it on how to vote. You should follow the directions your broker or bank provides. Shares that are not voted for any reason, including because you do not properly instruct your broker or bank, will have the same effect as if they had been voted against the merger agreement.

Q:	What happens if I do not vote?

A:	If you do not return your proxy card or if you do not vote or abstain at the meeting, it will have the effect of a vote against approval of the merger agreement.

Q:	May I change my vote after I mail my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You may do this in one of three ways:

•	First, you may send a written notice to State Financial’s corporate secretary stating that you would like to revoke your proxy.

•	Second, you may complete and submit a new proxy card to State Financial’s corporate secretary.

•	Third, you may attend the special meeting and vote in person by written ballot. Simply attending the special meeting, however, will not revoke your proxy.

If you choose either of the first or second methods, you must submit your notice of revocation or your new proxy card to State Financial’s corporate secretary prior to the special meeting. Your submission must be mailed to State Financial’s corporate secretary at the address listed below. See “The Special Meeting of State Financial’s Shareholders—Voting and Revocability of Proxies.”

Q:	Should I send in my stock certificates now?

A.	No. After the special meeting of shareholders and assuming the completion of the merger, we will send you instructions on how to receive the merger consideration in exchange for your shares of State Financial common stock.

Q:	What will I receive in the merger?

A:	You will receive in exchange for each share of State Financial common stock 1.20 shares of Associated common stock (or cash for any fractional shares).

Q:	Will the value of the transaction change between now and the time the merger is completed?

A:	Yes. The merger consideration is composed of Associated common stock, the market price of which will likely change. Therefore, the market value of the total transaction, and of the Associated common stock you may receive in the merger, will increase or decrease as the trading price of Associated common stock increases or decreases.

Q:	How will I receive my shares of Associated common stock and cash in lieu of fractional shares?

A:	After the merger is completed, you will receive a letter of transmittal, which you should fill out at that time and return with your State Financial stock certificates in accordance with the instructions contained in the letter of transmittal.

Q:	Am I entitled to dissenters’ rights?

A:	No. Under Wisconsin law, you will not have dissenters’ rights with respect to the merger.

Q:	Are there risks I should consider in deciding whether to vote for the approval and adoption of the merger agreement and the merger?

A:	Yes. You should consider carefully the matters discussed in the section entitled “Risk Factors.”

Q:	Will I be able to sell the Associated common stock I receive in the merger?

A:	Yes, in most cases. The shares of Associated common stock to be issued in the merger will be registered under the Securities Act of 1933 and listed on the Nasdaq National Stock Market. However, shareholders who are deemed to be “affiliates” of State Financial under the Securities Act (generally, directors, executive officers and shareholders of State Financial holding 10% or more of the outstanding shares of State Financial common stock), must abide by certain transfer restrictions under the Securities Act. See “The Merger—Resale of Associated Common Stock Issuable in the Merger.”

Q:	What about dividends before the merger?

A.	The merger agreement prohibits State Financial from declaring or paying any dividends, except for declaring and paying its regular quarterly cash dividend not to exceed $0.17 per share.

The merger agreement provides that Associated and State Financial will coordinate with each other with respect to payment of dividends on shares of Associated and State Financial common stock and with respect to the applicable payment and record dates so that holders of shares of Associated and State Financial common stock will not receive two dividends or fail to receive a dividend in any calendar quarter as a result of the merger.

Q:	What about dividends after the merger?

A.	After the merger, we presently anticipate that Associated will pay dividends at the current quarterly rate of $0.27 per share. However, the directors of Associated will use their discretion to decide whether to declare dividends and the amount of any dividends.

Q:	When do you expect the merger to be completed?

A.	We are working toward completing the merger as soon as practicable. We expect the merger to be completed shortly after the special meeting of State Financial’s shareholders, assuming all conditions to the merger have been satisfied, including receipt of all required shareholder and regulatory approvals.

Q:	What are the federal income tax consequences of the merger to me?

A.	We expect the merger will qualify as a reorganization for federal income tax purposes. Accordingly, State Financial shareholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of State Financial common stock for Associated common stock in the merger. However, you may be required to pay taxes with respect to any cash received instead of fractional shares of Associated common stock. Your tax basis in your total shares of Associated common stock received and fractional shares deemed received in the merger will equal your tax basis in your State Financial common stock. Tax matters are complicated, and the consequences of the merger to you will depend on your particular tax situation. You are encouraged to consult your own tax advisor to fully understand the tax consequences of the merger to you. For more detail, see “The Merger—Material United States Federal Income Tax Consequences.”

Q:	Who can I contact if I have more questions about the merger?

A:	D.F. King & Co., Inc.
77 Water Street
New York, NY 10005
Telephone No.: ( ) -

Q:	Who can I contact if I would like additional copies of the proxy statement/prospectus?

A:	Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304
Attention: Brian R. Bodager, Esq.
Telephone No.: (920) 491-7000

SUMMARY

This summary highlights selected information contained elsewhere in this proxy statement/prospectus. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" (beginning on page 70 of this proxy statement/prospectus)). We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

Parties to the Merger (pages 67 to 69)

Associated Banc-Corp

1200 Hansen Road

Green Bay, Wisconsin 54304

Telephone No.: (920) 491-7000

Associated is a diversified multi-bank holding company headquartered in Green Bay, Wisconsin. At March 31, 2005, Associated had $20.5 billion in assets, 5,132 full-time equivalent employees, and provided services through 307 banking locations in 173 communities. Associated offers a variety of financial products and services to complement its traditional line of banking products.

Associated’s common stock trades on the Nasdaq National market under the symbol “ASBC.”

State Financial Services Corporation

815 North Water Street

Milwaukee, Wisconsin 53202

Telephone No.: (414) 223-8400

State Financial is a financial services company operating through 29 locations in southeastern Wisconsin and northeastern Illinois. Through its banking network, State Financial provides commercial and retail banking products, mortgage originations and investment brokerage activities. At March 31, 2005, State Financial had assets of $1.5 billion.

State Financial’s common stock trades on the Nasdaq National Market under the symbol “SFSW.”

The Special Meeting of Shareholders (pages 19 to 22)

The special meeting of shareholders will be held at                                                              , at          .m. on                     , 2005. At the special meeting of shareholders, shareholders of State Financial will be asked to approve the merger agreement.

Recommendation to Shareholders (pages 26 to 28)

The Board of Directors of State Financial believes the merger is fair to you and in your best interests and recommends that you vote “for” approval of the merger agreement.

Record Date (page 19)

You are entitled to vote at the special meeting of shareholders if you owned shares of State Financial common stock on                     , 2005, the record date for the special meeting, On the record date, there were outstanding              shares of State Financial common stock.

Vote Required (pages 19 to 20)

Approval of the merger agreement will require the affirmative vote of a majority of the voting power of all of the issued and outstanding shares of State Financial common stock on the record date.

Ten executive officers and directors of State Financial, who owned approximately         % of the outstanding State Financial common stock as of the                     , 2005 record date, have agreed with Associated, in their individual capacities as State Financial shareholders, to vote their respective shares in favor of the merger agreement. A copy of the form of the voting agreement entered into by the executive officers and directors is attached as Exhibit B to this proxy statement/prospectus.

Each share of State Financial common stock will be entitled to one vote at the special meeting.

The Merger (page 55)

The merger will combine our businesses under a single holding company. As a result of the merger, Associated will become the holding company for State Financial’s banking and nonbanking subsidiaries, including State Financial Bank.

The merger agreement is attached as Exhibit A to this document. We encourage you to read the merger agreement. It is the legal document governing the merger.

What State Financial Shareholders Will Receive in the Merger (page 38)

As a result of the merger, shareholders of State Financial will receive in exchange for each share of State Financial common stock 1.20 shares of Associated common stock (or cash for any fractional shares).

Treatment of State Financial Stock Options (page 40)

All outstanding options to purchase shares of State Financial common stock will become fully vested upon the effective time of the merger. The merger agreement provides that, upon completion of the merger, each outstanding and unexercised stock option to purchase shares of State Financial common stock will be cancelled in connection with the merger and the option holder will be entitled to receive a cash payment equal to the product of (a) the number of shares of State Financial common stock subject to the option multiplied by (b) the amount by which the exchange ratio of 1.20 multiplied by the average of the daily closing prices of a share of Associated common stock over the ten consecutive trading days ending on the third trading day prior to the completion of the merger exceeds the exercise price of the option.

Reasons for the Merger (pages 26 to 29)

Associated and State Financial are proposing the merger because we believe that:

•	the potential for the combined company exceeds, in our opinion, what either company could accomplish individually;

•	the merger will increase the financial strength and resources of State Financial and enable Associated to enhance its ability to better serve its existing depositors and customers through the addition of approximately 29 new offices; and

•	the merger will result in operational and management efficiencies for the combined company.

In its deliberations and in making its determination to approve the merger agreement and recommend that you vote “for” the merger agreement, State Financial’s Board of Directors considered a number of additional factors generally supporting its decision to enter into the merger agreement and related agreements, including the following:

•	the value of the exchange ratio provided for in the merger agreement relative to the current and historical trading prices of the common stock of each of State Financial and Associated and relative to the analyses prepared by Sandler O’Neill & Partners, L.P. of comparative valuations for Associated and State Financial and the contributions that each company would make to the combined company in terms of earnings, assets, deposits and other key measures;

•	the opinion of Sandler O’Neill & Partners, L.P. that the exchange ratio was fair, from a financial point of view, to State Financial’s shareholders as of the date of issuance of that opinion and subject to the assumptions made, matters considered and qualifications and limitations on the review by Sandler O’Neill;

•	the fact that shares of Associated common stock have greater liquidity than the shares of State Financial common stock and that the combined company would have greater liquidity than either individually;

•	the review by the State Financial Board of Directors with State Financial’s legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the exchange ratio and the likelihood that the merger will qualify as a transaction of a type that is generally tax-free to shareholders for United States federal income tax purposes;

•	the fact that the merger agreement, while prohibiting State Financial from soliciting any competitive proposal, does permit State Financial to respond to a competing transaction by furnishing information to, and participating in discussions or negotiations with, any third party making such proposal, provided that (a) the Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to respond would cause the Board to breach its fiduciary duties under applicable law; (b) prior to furnishing any information to such third party, State Financial provides Associated with at least three business day’s notice; and (c) prior to furnishing information to such third party, State Financial receives from such third party an executed confidentiality agreement in customary form;

•	the fact that the merger agreement allows State Financial to accept, recommend, or enter into an agreement with respect to a competing transaction, provided that (a) the State Financial Board of Directors determines, in its good faith judgment (after consultation with its financial advisor), that the competing transaction would, if consummated, provide greater value from a financial point of view to the State Financial shareholders than the transaction contemplated by the merger agreement with Associated (taking into account all of the terms and conditions of such competing transaction, including any conditions to consummation and the likelihood of such competing transaction being consummated); (b) State Financial provides Associated with 48 hours prior written notice of its decision to terminate the merger agreement; and (c) if required, State Financial pays to Associated a termination fee of $10.5 million;

•	the likelihood that the regulatory approvals needed to complete the transaction will be obtained without unacceptable conditions;

•	the impact on State Financial’s depositors, customers, employees and the communities in which it operates in terms of range of products and services available from the combined institution and as a result of the expanded franchise area; and

•	the fact that the merger agreement allows State Financial to terminate its obligations to complete the merger if Associated’s stock price declines both by a specified percentage and in relation to the decline in average price of a selected peer group of financial institutions prior to closing.

State Financial’s Board of Directors also considered certain potential risks associated with the merger in connection with its deliberations of the proposed transaction, including the following:

•	the challenges of integrating the two companies;

•	the pre-tax, merger-related costs expected to be incurred by the combined company in connection with completing the merger, reflecting a number of costs and expenses expected to be incurred as a result of the transaction and the integration of the two companies;

•	the fact that the merger agreement does not provide for any adjustment to the exchange ratio;

•	the risk that the terms of the merger agreement, including provisions relating to the payment of a termination fee under specified circumstances, and the voting agreements entered into with Associated in connection with the merger agreement, while required by Associated as a condition to its willingness to enter into the merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with State Financial from proposing such a transaction; and

•	the different earnings, business and risk profile of Associated as compared to State Financial.

State Financial’s Board of Directors concluded that the positive factors described above outweighed the negative factors or potential risks.

Share Ownership of Management (pages 19 to 20)

At the close of business on the                     , 2005 record date, directors and executive officers of State Financial possessed sole or shared voting power with respect to a total of              shares of State Financial common stock, which represented approximately         % of the outstanding shares. 1,113,044 shares, which represented approximately         % of the outstanding shares as of                     , 2005, are subject to voting agreements with Associated pursuant to which ten directors and executive officers of State Financial have agreed, in their individual capacities as State Financial shareholders, to vote their respective shares of State Financial common stock in favor of approval of the merger agreement and against actions that would interfere with or impede the completion of the merger.

Dividend Policy of Associated After the Merger (page 48)

After the merger, it is presently expected that dividends will continue to be declared and paid on Associated’s common stock at the current quarterly dividend rate of $0.27 per share. Associated’s Board of Directors determines the level of dividends to be declared each quarter based on various economic and financial factors.

Material United States Federal Income Tax Considerations (pages 48 to 51)

It is a condition to our respective obligations to complete the merger that Associated and State Financial each receive a legal opinion stating that, as a general matter, shareholders will not recognize gain or loss for federal income tax purposes as a result of the merger, except if they receive cash for fractional shares.

Opinion of Financial Advisor to State Financial (pages 29 to 38)

State Financial’s Board of Directors received and relied on an oral opinion of Sandler O’Neill & Partners, L.P. rendered on March 21, 2005 (which was subsequently confirmed in writing). The opinion states that the exchange ratio contained in the merger agreement, as of the date of the opinion, is fair to State Financial’s shareholders from a financial point of view. A copy of the opinion of Sandler O’Neill & Partners, L.P. is attached as Exhibit C to this proxy statement/prospectus.

The opinion was rendered subject to the assumptions made, matters considered and qualifications and limitations on the review by Sandler O’Neill set forth in the opinion. You should read the opinion carefully and in its entirety. The opinion is not a recommendation to any State Financial shareholder as to how such shareholder should vote at the special meeting with respect to the merger.

Sandler O’Neill has acted as financial advisor to State Financial in connection with the merger and will receive a fee for its services, a substantial portion of which is contingent and payable upon closing of the merger. Sandler O’Neill has also received a fee of $200,000 for rendering its opinion, which will be credited toward the portion of the transaction fee payable to Sandler O’Neill upon closing of the merger.

Financial Interests of State Financial’s Executive Officers and Directors in the Merger (pages 51 to 54)

Some of State Financial’s executive officers and directors have interests in the merger different from your interests as a shareholder, including the following:

•	Three of State Financial’s executive officers (two of whom are also directors of State Financial) have each agreed to terminate his current employment agreement and severance arrangement with State Financial and execute a separation agreement and general release and a noncompete agreement immediately prior to the effective time of the merger and these executive officers will together receive aggregate payments of approximately $3.54 million under these new agreements; the three executive officers will also enter into new employment agreements with Associated;

•	all outstanding State Financial stock options, including 331,797 options held by State Financial’s directors and executive officers,

will become 100% vested upon completion of the merger; and

•	Associated will indemnify State Financial’s directors and officers to the full extent permitted by the Wisconsin Business Corporation Law and State Financial’s Articles of Incorporation and Bylaws and will purchase a directors’ and officers’ liability insurance policy covering wrongful acts or omissions committed or allegedly committed before the effective time of the merger.

Listing of Associated Common Stock

Associated will file an application to list the shares of Associated common stock to be issued in the merger on the Nasdaq National Market under Associated’s current symbol “ASBC.”

Status of Associated Common Stock (page 47)

Shares of Associated common stock received in the merger will be freely tradable except for shares issued to affiliates of State Financial. State Financial has concluded that its only affiliates who will receive Associated common stock in the merger are its directors and executive officers who own approximately         % of the outstanding shares of State Financial common stock as of the record date.

Conditions to the Merger (pages 60 to 62)

We will complete the merger only if several conditions are satisfied or waived if permitted by the merger agreement, including the following:

•	shareholders of State Financial holding a majority of the outstanding shares of State Financial common stock vote in favor of the merger agreement;

•	no legal restraints or prohibitions exist which prevent the merger from being completed;

•	State Financial and Associated each receive a legal opinion that the merger will qualify as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code and no gain or loss will be recognized by any State Financial shareholder upon completion of the merger, except for cash received in lieu of any fractional shares; and

•	no event has occurred with respect to State Financial or Associated since the date of the merger agreement which has had or may reasonably be expected to have a material adverse effect on State Financial or Associated.

State Financial’s Right to Terminate the Merger Agreement Based Upon Trading Price of Associated Common Stock (pages 64 to 65)

State Financial may terminate the merger agreement if the average closing price of shares of Associated common stock over the ten trading day period ending three trading days before the scheduled effective time of the merger is less than $26.99 per share and the trading price of Associated common stock has underperformed an index of selected peer group stocks by more than 15% since the date of the merger agreement, unless Associated offers to increase the exchange ratio in the merger to compensate for the lower share value and State Financial accepts Associated’s offer. If Associated does not make such an offer, termination of the merger agreement under this provision is at State Financial’s option and State Financial may still elect to complete the merger if this provision is triggered.

Other Rights to Terminate the Merger Agreement (pages 62 to 65)

In addition to State Financial’s right to terminate the merger agreement based upon the trading price of shares of Associated common stock as described in the preceding section, the merger agreement may be terminated:

•	upon agreement of the Boards of Directors of Associated and State Financial any time prior to completion of the merger;

•	by either party if we do not complete the merger by September 30, 2005, or the conditions to that party’s obligation to complete the merger are not satisfied by September 30, 2005, or, in either case, December 31, 2005, if the merger is not completed by September 30, 2005, solely due to the failure of the Securities and Exchange Commission to clear this proxy statement/prospectus for mailing a sufficient time before September 30, 2005, or the failure to obtain all required governmental approvals a sufficient time before September 30, 2005;

•	by either party if the other party breaches or does not materially comply with the representations or warranties it made or obligations it has under the merger agreement, and, as a result, the conditions to completing the merger cannot be satisfied;

•	by either party if a permanent injunction preventing consummation of the merger has become final and nonappealable;

•	by Associated if the Board of Directors of State Financial withdraws or modifies its recommendation of the merger in a manner adverse to Associated or publicly announces any intention to do so, recommends a competing transaction, takes any action in violation of State Financial’s nonsolicitation covenant or fails to hold the special meeting;

•	by Associated if State Financial enters into any agreement to engage in a competing transaction;

•	by Associated or State Financial if the merger is not approved by State Financial’s shareholders at the special meeting or any adjournment of the special meeting; or

•	by State Financial if, prior to the approval of the merger by State Financial’s shareholders, the Board of Directors of State Financial approves an acquisition proposal from a third party after concluding in its good faith judgment (after consultation with its financial advisor) that such proposal would, if consummated, provide greater value from a financial point of view to State Financial’s shareholders than the merger and State Financial provides Associated with 48 hours prior notice of its decision to terminate the merger agreement.

Termination Fee (pages 65 to 66)

State Financial must pay Associated a termination fee of $10.5 million if the merger agreement is terminated under various circumstances described under “The Merger Agreement—Termination Fee” beginning on page 65.

State Financial May Not Solicit Other Offers (pages 59 to 60)

State Financial has agreed that until the effective time of the merger, unless the merger agreement is terminated, it will not initiate or engage in discussions with any third party other than Associated regarding a competing transaction such as a merger, business combination or sale of a material amount of State Financial’s assets or capital stock. However, State Financial is not prohibited from furnishing information in response to an unsolicited proposal relating to a competing transaction or otherwise facilitating an effort or attempt by a third party to make or implement a competing transaction and participating in discussions and negotiations with a third party relating to a competing transaction if State Financial’s Board of Directors determines in good faith, after consultation with outside legal counsel, that failure to do so would cause the Board of Directors to breach its fiduciary duties under applicable law, provided that prior to furnishing such information to such person State Financial provides Associated with at least three business days’ notice, and prior to furnishing information to a third party State Financial receives from such party an executed confidentiality agreement in customary form.

Regulatory Approvals (pages 40 to 41)

The merger is subject to prior approval by the Federal Reserve Board and the Wisconsin Department of Financial Institutions.

Dissenters’ Rights

Shareholders of State Financial are not entitled to dissenters’ rights under Wisconsin law.

Accounting Treatment (page 51)

The merger will be accounted for by Associated under the purchase method of accounting.

Forward-Looking Statements May Prove Inaccurate

We have made forward-looking statements in this document, and in documents that we incorporate by reference, that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Associated, State Financial or the combined company. When we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements.

Shareholders should note that many factors, some of which are discussed under “Risk Factors” and elsewhere in this document and in the documents that we incorporate by reference, could affect the future financial results of Associated, State Financial or the combined company and could cause those results to differ materially from those expressed in our forward-looking statements contained or incorporated by reference in this document. These factors include the following:

•	operating, legal and regulatory risks;

•	economic, political and competitive forces affecting our banking, securities, asset management and credit services businesses; and

•	the risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

RISK FACTORS

Before deciding how to vote on the proposal to adopt the merger agreement, State Financial shareholders should carefully consider the following factors, in addition to the other information contained or incorporated by reference in this proxy statement/prospectus.

Risks Related to the Merger

Because the market price of Associated common stock may fluctuate, you cannot be sure of the value of the Associated common stock that you may receive in the merger.

The merger consideration to be received by State Financial shareholders at the time of the merger will be based on an exchange ratio of 1.20 shares of Associated common stock for each share of State Financial common stock converted into Associated common stock in the merger. This exchange ratio will not be adjusted in the event of any increase or decrease in the market price of Associated common stock except that State Financial may terminate the merger agreement if the average closing price of shares of Associated common stock over the ten trading days ending three trading days prior to the scheduled effective time of the merger is less than $26.99 and the trading price of the shares of Associated common stock has underperformed an index of selected peer group stocks by more than 15% since the date of the merger agreement, unless Associated offers to increase the exchange ratio in the merger to compensate for the lower share value and State Financial accepts Associated’s offer. As a result, changes in the market price of Associated common stock will affect the value of the shares of Associated common stock you receive in the merger. Associated’s stock price may increase or decrease before or after the merger due to a variety of factors, including general market and economic conditions, changes in Associated’s business, operations and prospects and regulatory considerations. Many of these factors are beyond Associated’s control.

Failure to complete the merger could negatively impact State Financial’s stock price.

If the merger is not completed for any reason, the price of State Financial common stock may decline to the extent that the current market price of its common stock reflects a market assumption that the merger will be completed. On March 21, 2005, the last trading day before the merger was announced, shares of State Financial common stock closed at $30.18 per share, and on                     , 2005, the last practicable trading day before the printing of this document, State Financial common stock closed at $             per share.

Some of State Financial’s directors and executive officers have substantial financial interests in the merger.

In deciding how to vote on the proposal to approve the merger agreement, you should be aware that some of State Financial’s directors and executive officers have interests in the proposed merger in addition to their interests as State Financial shareholders. For example, three executive officers of State Financial will enter into separation agreements, releases and noncompetition agreements with Associated, for which they will together receive aggregate payments of approximately $3.54 million, and they will also enter into new employment agreements with Associated. These agreements may create potential conflicts of interest. In addition, all outstanding State Financial stock options, including 331,797 options held by directors and executive officers that were not previously exercisable, will become 100% vested upon completion of the merger, and the optionholders will be entitled to receive a cash payment. These and other additional interests of State Financial’s directors and executive officers may cause some of these persons to view the proposed merger differently than you view it. These interests are described under the heading “The Merger—Financial Interests of State Financial Executive Officers and Directors in the Merger.”

The merger agreement limits State Financial’s ability to pursue alternatives to the merger and may prevent State Financial shareholders from considering another offer that may be superior to the merger.

The merger agreement contains terms and conditions that make it more difficult for State Financial to be sold to a party other than Associated. These “non-solicitation” provisions impose restrictions that prohibit State

Financial from seeking another acquisition proposal and that limit State Financial’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of State Financial. See “The Merger Agreement—No Solicitation of Competing Transactions.”

Associated required State Financial to agree to these provisions as a condition to Associated’s willingness to enter into the merger agreement. These provisions, however, might discourage a third party that might have an interest in acquiring all or a significant part of State Financial from considering or proposing such an acquisition even if it were prepared to pay consideration with a higher per share market price than the current proposed merger consideration, and the termination fee might result in a potential competing acquirer proposing to pay a lower per share price to acquire State Financial than it might otherwise have proposed to pay.

The opinion obtained by State Financial from its financial advisor will not reflect changes in circumstances prior to the merger.

Sandler O’Neill & Partners, L.P., the financial advisor to State Financial, has delivered an opinion dated March 21, 2005, to the Board of Directors of State Financial that, as of such date and subject to the assumptions made, matters considered and qualifications on the review by Sandler O’Neill, the exchange ratio contained in the merger agreement is fair from a financial point of view to State Financial’s shareholders. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of State Financial or Associated, changes in general market and economic conditions or other factors. Any such changes, or other factors on which the opinion is based, may alter the relative value of State Financial and Associated.

Associated could experience difficulties in managing its growth and effectively integrating State Financial.

Associated may not be able to manage its growth adequately and profitably or to integrate the operations of State Financial effectively. Acquiring State Financial will involve risks commonly associated with acquisitions, including, without limitation, potential exposure to liabilities of State Financial, difficulty and expense of integrating the operations and personnel of State Financial, potential disruption to the business of State Financial, potential diversion of the time and attention of management of Associated and impairment of relationships with, and the possible loss of, key employees and customers of State Financial.

The market price of Associated common stock may be affected by factors different from those affecting State Financial common stock.

Assuming completion of the merger, holders of State Financial common stock will become holders of Associated common stock. Some of Associated’s current businesses and markets differ from those of State Financial and, accordingly, the results of operations of Associated after the merger may be affected by factors different from those currently affecting the results of operations of State Financial. For information about the businesses of Associated and State Financial and certain factors to consider in connection with those businesses, see “Additional Information Concerning Associated” and “Additional Information Concerning State Financial.”

Risks Related to Associated

Future governmental regulation and legislation could limit Associated’s future growth.

Associated and its subsidiaries and affiliates are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of Associated and its subsidiaries and affiliates. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and deposit insurance funds. The impact of any changes to these laws may negatively affect Associated’s ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Associated, these changes could increase Associated’s cost of doing business or limit Associated’s future growth.

Competition in our markets could reduce our profitability.

The markets in which State Financial and Associated operate are highly competitive. Competition in such markets is likely to increase in light of the changing legislative and regulatory environment in which State Financial and Associated operate. In addition, consolidation and mergers in the banking industry are expected to continue, resulting in stronger and more effective competitors. Neither State Financial nor Associated can predict the degree to which competition in the industry will increase in the future or the effect any such increased competition will have on the combined entity.

If Associated does not adjust to rapid technological changes, its financial performance may suffer.

Evolving technology will play a major role in the processing and delivery of financial services. The effective use of new technology will enable banking and financial service businesses to improve information concerning their customers and markets. It will also enable them to reduce overhead expenses while improving the quality of service to customers. Communications technology will substantially improve the ability of financial institutions to exchange information with their customers and employees. If Associated is not able to effectively access this evolving new technology, it could experience lower earnings and a loss of competitiveness.

Changes in interest rates could reduce Associated’s income and cash flows.

Associated’s income and cash flow depend to a great extent on the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on the interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond Associated’s control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, and changes in interest rates, will influence the origination of loans, the purchase of investments, the generation or maintenance of deposits and the rates received on loans and investment securities and paid on deposits or borrowings. Fluctuations in these areas may adversely affect Associated’s income and cash flows.

In order to measure earnings sensitivity to changing interest rates, Associated simulates the impact on net interest income of a parallel shift in interest rates. At December 31, 2004, the simulation projected that net interest income would have increased by approximately 1.2% of budgeted net interest income if rates rose by a 100 basis point shock, and projected that net interest income would have decreased by approximately 2.6% if rates fell by a 100 basis point shock. In comparison, at December 31, 2003, the 100 basis point shock up was projected to increase budgeted net interest income by approximately 1.7%, and the 100 basis point shock down was projected to decrease budgeted net interest income by approximately 1.1%.

SELECTED FINANCIAL DATA

The following financial information is provided to aid in your analysis of the financial aspects of the merger. The information provided below regarding each of Associated and State Financial as of and for each of the years in the five-year period ended December 31, 2004, has been derived from the audited consolidated financial statements for 2000 through 2004 for Associated and State Financial, respectively. The selected historical data as of and for the three months ended March 31, 2005 and 2004 are derived from the unaudited consolidated financial statements of Associated and State Financial. The information is only a summary and should be read in conjunction with the historical financial statements (and related notes) of Associated and State Financial contained in the annual reports and other information that Associated and State Financial have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

SELECTED FINANCIAL DATA

OF ASSOCIATED BANC-CORP

(In thousands, except per share amounts)

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)	(Unaudited)
Condensed Statement of Income Data:
Interest income	$251,148	$176,546	$767,122	$727,364	$792,106	$880,622	$931,157
Interest expense	85,240	47,471	214,495	216,602	290,840	458,637	547,590

Net interest income	165,908	129,075	552,627	510,762	501,266	421,985	383,567
Provision for loan losses	2,327	5,176	14,668	46,813	50,699	28,210	20,206

Net interest income after provision for loan losses	163,581	123,899	537,959	463,949	450,567	393,775	363,361
Noninterest income	71,373	46,187	210,247	216,882	185,347	172,355	174,194
Noninterest expense	121,242	86,884	377,869	359,115	339,588	315,121	307,734

Income before income taxes	113,712	83,202	370,337	321,716	296,326	251,009	229,821
Income tax expense	36,242	23,642	112,051	93,059	85,607	71,487	61,838

Net income	$77,470	$59,560	$258,286	$228,657	$210,719	$179,522	$167,983

Per Common Share Data (1):
Basic earnings per share	$0.60	$0.54	$2.28	$2.07	$1.88	$1.65	$1.49
Diluted earnings per share	0.59	0.53	2.25	2.05	1.86	1.64	1.49
Cash dividends per share	0.25	0.23	0.98	0.89	0.81	0.74	0.67
Selected Balance Sheet Data:
Loans	$13,923,196	$10,486,610	$13,881,887	$10,291,810	$10,303,225	$9,019,864	$8,913,379
Allowance for loan losses	189,917	177,717	189,762	177,622	162,541	128,204	120,232
Total assets	20,502,442	15,510,868	20,520,136	15,247,894	15,043,275	13,604,374	13,128,394
Deposits	12,193,904	9,702,758	12,786,239	9,792,843	9,124,852	8,612,611	9,291,646
Long-term funding	3,332,804	1,749,418	2,604,540	2,034,160	2,096,956	1,103,395	122,420
Stockholders’ equity	2,025,071	1,395,293	2,017,419	1,348,427	1,272,183	1,070,416	968,696

(1)	Per share data adjusted retroactively for stock splits and stock dividends.

SELECTED FINANCIAL DATA

OF STATE FINANCIAL SERVICES CORPORATION

(In thousands, except per share amounts)

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)	(Unaudited)
Condensed Statement of Income Data:
Interest income	$19,830	$16,917	$71,006	$63,425	$68,188	$74,202	$77,917
Interest expense	6,529	5,289	21,943	19,301	23,400	35,619	41,694

Net interest income	13,301	11,628	49,063	44,124	44,788	38,583	36,223
Provision for loan losses	528	600	2,381	2,625	2,400	3,855	810

Net interest income after provision for loan losses	12,773	11,028	46,682	41,499	42,388	34,728	35,413
Noninterest income	2,549	2,780	11,254	14,770	12,358	12,303	5,805
Noninterest expense	9,757	9,031	37,626	38,691	38,799	39,173	36,297

Income before income taxes	5,565	4,777	20,310	17,578	15,947	7,858	4,921
Income tax expense	1,881	1,535	6,169	5,240	4,794	3,724	1,925

Net income	$3,684	$3,242	$14,141	$12,338	$11,153	$4,134	$2,996

Per Common Share Data:
Basic earnings per share	$0.55	$0.48	$2.12	$1.84	$1.52	$0.55	$0.38
Diluted earnings per share	0.54	0.47	2.07	1.80	1.51	0.55	0.38
Cash dividends per share	0.17	0.15	0.60	0.52	0.48	0.48	0.48
Selected Balance Sheet Data:
Loans	$996,887	$880,728	$935,016	$874,030	$712,773	$730,493	$661,987
Allowance for loan losses	13,294	11,176	12,347	10,706	8,805	7,900	7,149
Total assets	1,506,804	1,501,709	1,475,883	1,452,929	1,316,824	1,171,053	1,080,786
Deposits	1,086,961	1,052,380	1,083,867	1,029,113	940,874	954,459	859,356
FHLB advances and other long-term funding	111,300	97,800	111,300	96,800	107,400	67,700	77,700
Stockholders’ equity	115,053	111,489	114,882	112,195	104,933	106,360	106,499

STOCK PRICES AND DIVIDENDS

Associated Common Stock

Shares of Associated common stock trade on the Nasdaq National Market under the trading symbol “ASBC.” The following table sets forth, for the periods indicated, the high and low closing prices per share as reported on the Nasdaq National Market and the regular cash dividends declared for shares of Associated common stock, as adjusted retroactively for stock splits and stock dividends.

	Associated Common Stock
	High	Low	Dividend
2003
First Quarter	$23.48	$21.55	0.2067
Second Quarter	25.61	21.43	0.2267
Third Quarter	25.93	24.75	0.2267
Fourth Quarter	28.75	25.87	0.2267
2004
First Quarter	30.37	28.08	0.2267
Second Quarter	30.13	27.09	0.2500
Third Quarter	32.19	28.81	0.2500
Fourth Quarter	34.85	32.08	0.2500
2005
First Quarter	33.50	30.60	0.2500
Second Quarter*	33.42	30.11	0.2700

*	Information for the second quarter of 2005 includes stock price information through June 13, 2005.

On                     , 2005, there were approximately              holders of record of Associated common stock.

State Financial Common Stock

Shares of State Financial common stock trade on the Nasdaq National Market under the trading symbol “SFSW.” The following sets forth, for the periods indicated, the high and low closing prices per share as reported on the Nasdaq National Market and the regular cash dividends declared for shares of State Financial common stock.

	State Financial Common Stock
	High	Low	Dividend
2003
First Quarter	$19.50	16.58	0.13
Second Quarter	22.55	19.03	0.13
Third Quarter	25.25	22.06	0.13
Fourth Quarter	27.04	24.79	0.13
2004
First Quarter	29.75	26.26	0.15
Second Quarter	30.38	27.78	0.15
Third Quarter	30.16	26.78	0.15
Fourth Quarter	31.35	28.27	0.15
2005
First Quarter	36.95	28.81	0.17
Second Quarter*	39.70	35.62	0.17

*	Information for the second quarter of 2005 includes stock price information through June 13, 2005.

Pursuant to the merger agreement, State Financial may not pay dividends on its common stock prior to the effective time of the merger, except that State Financial may declare and pay a regular quarterly cash dividend per share not exceeding $0.17 per share. The merger agreement provides that Associated and State Financial will coordinate with each other with respect to payment of dividends on shares of Associated and State Financial common stock and with respect to the applicable payment and record dates so that holders of shares of Associated and State Financial common stock will not receive two dividends or fail to receive a dividend in any calendar quarter as a result of the merger. See “The Merger—Pre-Merger Dividend Policy.”

On                     , 2005, the record date for the special meeting of shareholders, there were              holders of record of State Financial common stock.

Comparative Market Value Data

The information presented in the following table reflects the closing prices for shares of Associated and State Financial common stock on March 21, 2005, the last trading day preceding our public announcement of the merger and on                     , 2005, the last practicable trading day for which information was available prior to the date of this proxy statement/prospectus document. We cannot give you any assurance as to what the market price of shares of Associated common stock will be if and when the merger is completed. We have calculated the equivalent per share basis by multiplying the closing prices of shares of Associated common stock on the dates indicated by the exchange ratio of 1.20.

	Associated		State Financial		State Financial Equivalent Per Share Basis
March 21, 2005		$31.75		$30.18		$38.10
, 2005	$		$		$

COMPARATIVE UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth for the shares of Associated common stock and State Financial common stock unaudited historical, pro forma and pro forma equivalent per share financial information as of and for the three months ended March 31, 2005, and as of and for the year ended December 31, 2004, giving effect to the merger using the purchase method of accounting. The following data assumes that each outstanding share of State Financial common stock will be converted into 1.20 shares of Associated common stock.

The information presented should be read in conjunction with the audited consolidated financial statements of Associated and State Financial, including the notes thereto, for the year ended December 31, 2004, and the unaudited consolidated financial statements, including the notes thereto, for the three months ended March 31, 2005, incorporated herein by reference. See “Where You Can Find More Information.”

	As of and for the Three Months Ended March 31, 2005	As of and for the Year Ended December 31, 2004
ASSOCIATED
Basic Net Income Per Common Share:
Historical	$0.60	$2.28
Pro forma (1) (2) (3) (4)	0.59	2.23
Diluted Net Income Per Common Share:
Historical	$0.59	$2.25
Pro forma (1) (2) (3) (4)	0.58	2.20
Dividends Per Common Share:
Historical	$0.25	$0.98
Pro forma (1)	0.25	0.98
Book Value Per Common Share:
Historical	$15.61	$15.55
Pro forma (1) (2) (3) (4)	16.31	16.22

STATE FINANCIAL
Basic Net Income Per Common Share:
Historical	$0.55	$2.12
Pro forma equivalent (5)	0.71	2.68
Diluted Net Income Per Common Share:
Historical	$0.54	$2.07
Pro forma equivalent (5)	0.70	2.64
Dividends Per Common Share:
Historical	$0.17	$0.60
Pro forma equivalent (5)	0.30	1.18
Book Value Per Common Share:
Historical	$16.62	$16.65
Pro forma equivalent (5)	19.57	19.46

(1)	Associated pro forma per share amounts give effect to the merger through the issuance of approximately 8.3 million shares of Associated common stock based upon an exchange ratio of 1.20 shares of Associated common stock for each share of State Financial common stock, net of the fractional shares converted to cash.
(2)	The pro forma net income and stockholders’ equity is composed of the historical net income of both entities, assuming adjustments for the estimated interest expense, net of tax, of funding the cash portion (for all outstanding options, fractional shares and the accelerated share repurchase program, discussed in note 3 below) and estimated purchase accounting amortization, net of tax. The pro forma calculations do not include assumptions for estimated cost savings or revenue enhancements.
(3)	Associated repurchased 2 million shares of Associated common stock on May 27, 2005, under an accelerated share repurchase program. This repurchase has been reflected in the March 31, 2005, pro forma per share amounts as if the transaction occurred on January 1, 2005, and it has been reflected in the December 31, 2004, pro forma per share amounts as if the transaction occurred on January 1, 2004.
(4)	As of the date of this proxy statement/prospectus, the estimated excess of the purchase price over the net assets acquired has been allocated to tangible assets and liabilities, intangible assets and goodwill. The actual allocations of the excess purchase price over the net assets acquired could be significantly different at the date of consummation of the merger depending upon changes in interest rates, the closing price of shares of Associated common stock, market conditions, regulatory requirements, and other events or circumstances.
(5)	The State Financial pro forma equivalent per share amounts are calculated by multiplying the Associated pro forma per share amounts by the exchange ratio of 1.20.

THE SPECIAL MEETING OF STATE FINANCIAL’S SHAREHOLDERS

General

This document is being furnished to you in connection with the solicitation by State Financial’s Board of Directors of proxies to be voted at the special meeting to be held on                     , 2005, and at any adjournment or postponement of the special meeting. At the State Financial special meeting, you will be asked to vote on a proposal to approve the merger agreement. Each copy of this document, which is being mailed to holders of State Financial common stock on or about                     , 2005, is accompanied by a proxy card for use at the special meeting.

Date, Place and Time

The State Financial special meeting will be held at                      located at                     ,                     , on                     , 2005, at                  .m., local time.

Record Date

The close of business on                     , 2005, has been fixed by State Financial’s Board of Directors as the record date for the determination of shareholders entitled to notice of, and to vote at, the State Financial special meeting. Except as discussed below, each outstanding share of State Financial common stock you own on the record date entitles you to one vote on all matters to be acted upon at the State Financial special meeting.

Required Vote; Quorum; Principal Shareholders

Wisconsin law requires that the merger agreement be approved by the affirmative vote of the holders of a majority of the outstanding shares of State Financial common stock. The presence, in person or by proxy, of a majority of the total number of shares of State Financial common stock issued, outstanding and entitled to vote on the record date is necessary to constitute a quorum at the special meeting.

As of the record date,              shares of State Financial common stock were issued, outstanding and entitled to vote, of which approximately              shares, or approximately             % were beneficially owned by directors and executive officers of State Financial, its subsidiaries and their respective affiliates. Pursuant to the terms of the merger agreement, ten directors and executive officers of State Financial have entered into voting agreements with Associated, pursuant to which each of them has agreed, among other things, to vote all of his or her shares of State Financial common stock in favor of the approval of the merger agreement and against actions that would interfere with or impede the consummation of the merger. See “—Voting Agreements.”

Under State Financial’s ESOP and 401(k) plan, each participant is entitled to direct the trustee with respect to voting of the shares of State Financial common stock allocated to such participant’s account in the ESOP and 401(k) plan. Michael J. Falbo, Daniel L. Westrope and Robert J. Cera serve as the trustees for the ESOP and

American Express Trust Company serves as corporate trustee for the 401(k) plan. Subject to their duties under ERISA, the ESOP and 401(k) plan trustees will vote all allocated shares held in the ESOP and 401(k) plan in accordance with the instructions received. As of the record date,              shares of State Financial common stock in the ESOP had been allocated to participating employees (including              shares allocated to accounts of executive officers),              shares were unallocated and              shares of State Financial common stock were held by the 401(k) plan (including              shares held in the accounts of executive officers). The trustees expect to vote the unallocated shares held in the ESOP in accordance with the direction of plan participants holding a majority of allocated shares in the ESOP, unless an independent fiduciary concludes that it would be imprudent to do so.

Information with respect to the beneficial ownership of shares of State Financial common stock by persons or entities owning more than 5% of such common stock and more detailed information with respect to beneficial ownership of State Financial common stock by State Financial executive officers and directors is included in State Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended, and such information is incorporated herein by reference to that Annual Report on Form 10-K, as amended.

Voting and Revocability of Proxies

You may vote in person at the State Financial special meeting or by proxy. To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You always can change your vote by submitting a new proxy card with a later date or by voting in person at the State Financial special meeting.

Voting instructions are included on your proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger agreement. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted FOR approval of the merger agreement. Failure to return a properly executed proxy card, to vote in person or abstaining from voting will have the same effect as a vote AGAINST approval of the merger agreement.

If the special meeting is postponed or adjourned, shares of State Financial common stock may be voted by the persons named in the proxy card and on the new special meeting date as well, unless you have revoked your proxy.

If your shares of State Financial common stock are held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet.

You may revoke your proxy before it is voted by:

•	filing with the corporate secretary of State Financial a duly executed revocation of proxy;

•	submitting a new proxy with a later date to the corporate secretary of State Financial; or

•	voting in person by written ballot at the special meeting.

Attendance at the State Financial special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: State Financial Services Corporation, 815 North Water Street, Milwaukee, Wisconsin 53202, Attention: Corporate Secretary.

No Dissenters’ Rights of Appraisal

Under the provisions of Wisconsin law, if you dissent to the merger you will not have a statutory right to have the value of your shares appraised.

Solicitation of Proxies

State Financial will pay the costs associated with the solicitation of proxies at the State Financial special meeting. State Financial has retained D.F. King & Co., Inc. to assist in the solicitation of proxies for which it will pay D.F. King a fee of $             and will reimburse D.F. King for reasonable out-of-pocket expenses. In addition to solicitation by mail, directors, officers, employees of State Financial and employees of D.F. King may solicit proxies from the shareholders of State Financial, personally or by telephone, telegram or other forms of communication. State Financial has agreed to indemnify D.F. King against various liabilities and expenses, including various liabilities and expenses under the federal securities laws. Following the original mailing of the proxies and other soliciting materials, State Financial and D.F. King will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of State Financial common stock and to request authority for the exercise of proxies. In such cases, State Financial, upon the request of the record holders, will reimburse those holders for their reasonable expenses. If you have any questions about the merger or need assistance voting your shares, please call D.F. King toll-free at (            )            -            . Please complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-prepaid envelope. Do not return your stock certificates with your proxy card.

Proposal to Approve Adjournment of Special Meeting

State Financial is submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to adopt and approve the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that State Financial may not have received sufficient votes to adopt and approve the merger agreement by the time of the special meeting. In that event, State Financial would need to adjourn the special meeting to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite shareholder approval to adopt and approve the merger agreement.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of State Financial common stock represented in person or by proxy at the special meeting.

To allow the proxies that have been received by State Financial at the time of the special meeting to be voted for an adjournment, if necessary, State Financial is submitting a proposal to approve one or more adjournments, and only under those circumstances, to you for consideration. The State Financial Board of Directors recommends that you vote “for” the adjournment proposal so that proxies may be used for that purpose, should it become necessary. Properly executed proxies will be voted “for” the adjournment proposal, unless otherwise noted on the proxies. If the special meeting is adjourned, State Financial is not required to give notice of the time and place of the adjourned meeting unless the Board of Directors fixes a new record date for the special meeting.

The adjournment proposal relates only to an adjournment of the special meeting occurring for purposes of soliciting additional proxies for the approval of the merger agreement proposal in the event that there are insufficient votes to approve that proposal.

Voting Agreements

To induce Associated to enter into the merger agreement and to assist in obtaining the approval of State Financial’s shareholders required in connection with the merger, Associated entered into voting agreements with ten State Financial shareholders, each of whom is a director and/or executive officer of State Financial, in their individual capacities as State Financial shareholders. A form of the voting agreement is attached to this proxy statement/prospectus as Exhibit B, including a listing of all such shareholders and the number of shares of State Financial common stock they owned on March 21, 2005, that are subject to the voting agreements.

We encourage you to read the form of the voting agreement and to review the schedule of State Financial shareholders who executed voting agreements with Associated. The summary of the voting agreements below is not complete and is qualified in its entirety by reference to the form of the voting agreement attached as Exhibit B to, and incorporated by reference in, this proxy statement/prospectus.

Under the voting agreements, these shareholders have agreed to vote all of their State Financial common stock:

•	in favor of the merger and the merger agreement, and

•	against any proposal for any competing transaction such as a merger, business combination or sale of a material amount of State Financial’s assets or capital stock, and against any proposal which could result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of State Financial under the merger agreement.

The voting agreements and obligations of each of these shareholders under the voting agreements terminate contemporaneously with the completion of the merger or the termination of the merger agreement in accordance with its terms.

As of March 21, 2005, these ten State Financial shareholders owned, in the aggregate, 1,113,044 shares of State Financial common stock, excluding options, which represented approximately             % of the issued and outstanding shares of State Financial common stock as of March 21, 2005. These shareholders, collectively, owned             % of the issued and outstanding shares of State Financial common stock as of the                     , 2005, record date.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the proposed merger. To the extent that it relates to the merger agreement, the following description is qualified in its entirety by reference to the merger agreement which is attached to this proxy statement/prospectus as Exhibit A and is incorporated in this proxy statement/prospectus by reference. All shareholders are urged to read the merger agreement and the other exhibits to this proxy statement/prospectus in their entirety.

Background of the Merger

Throughout the several years prior to announcement of the proposed merger with Associated, the State Financial Board of Directors, as part of its normal strategic planning process, had reviewed and considered State Financial’s strategic business alternatives, including paying particular attention to the continuing consolidation and increasing competition in the banking and financial services industry. Although the State Financial Board of Directors had continually evaluated its options, there was no current plan to market or sell State Financial at the time State Financial was approached by Associated to consider a potential business combination transaction.

Associated first approached State Financial in October 2004. The contact came to Daniel L. Westrope, Executive Vice President and Chief Financial Officer of State Financial and was from Sandler O’Neill & Partners, L.P., State Financial’s financial advisor. Sandler O’Neill informed Mr. Westrope that Associated had expressed an interest in discussing a potential business combination transaction involving State Financial. Following the contact from Sandler O’Neill, Mr. Westrope spoke with Michael J. Falbo, Chairman and Chief Executive Officer of State Financial, to discuss the possibility of meeting with Associated for a preliminary information session. State Financial management concluded that, although the State Financial Board of Directors did not have any current plan to market or sell State Financial, they were prepared to have a preliminary conversation with Associated. Based on this conclusion, Mr. Westrope authorized Sandler O’Neill to contact Associated to express that State Financial would participate in a preliminary conversation although no decision to market or sell State Financial had been made. Sandler O’Neill then notified State Financial that Paul S. Beideman, Associated’s President and Chief Executive Officer, would contact Mr. Falbo to schedule a meeting.

On January 7, 2005, Messrs. Beideman and Falbo met. Each discussed in general terms his respective organization, management and outlook. At the conclusion of the meeting, Messrs. Beideman and Falbo agreed to stay in contact, but no definitive plans for further discussions were made.

On January 11, 2005, Mr. Westrope received an unsolicited call from an executive officer of another publicly-traded, large bank holding company inquiring if State Financial would consider entering into discussions regarding a potential business combination transaction. Consistent with the response given to Associated, Mr. Westrope stated that, although there was no current plan to market or sell State Financial, State Financial’s management was prepared to schedule a preliminary meeting.

On January 18, 2005, Messrs. Falbo and Westrope attended a meeting with two representatives of this other bank holding company. At the meeting, representatives from both sides discussed the two organizations and common philosophies. The representatives of the bank holding company indicated that they would likely follow up by inviting representatives from State Financial to their headquarters.

At a regularly scheduled meeting of the State Financial Board of Directors on January 25, 2005, Messrs. Falbo and Westrope and Robert J. Cera, President and Chief Operating Officer of State Financial, advised the Board of Directors that two bank holding companies had indicated a preliminary interest in pursuing a possible business combination transaction with State Financial. They advised the Board of the events that had occurred and explained that the discussions were at very preliminary stages with both parties. The Board of Directors indicated that it was prepared to allow management to continue with the preliminary conversations.

On January 26, 2005, Sandler O’Neill met with Messrs. Falbo, Cera and Westrope. Sandler O’Neill stated that Associated was interested in discussing in more detail the terms of a potential business combination transaction. Sandler O’Neill conveyed to State Financial a preliminary valuation range for State Financial that Associated was considering in a combination stock and cash merger transaction. This valuation provided a per share value range between $38.00 and $40.00 for each share of State Financial common stock and was based solely on publicly available information since State Financial had not provided any other information to Associated. Sandler O’Neill provided Messrs. Falbo, Westrope and Cera with its preliminary assessment of the valuation range proposed by Associated. State Financial determined that the potential transaction value of a business combination transaction with Associated was sufficiently attractive to continue exploring the potential transaction.

On January 27, 2005, Mr. Westrope met with Foley & Lardner LLP, State Financial’s outside legal counsel, to discuss the events that had transpired to date. Foley reviewed with Mr. Westrope various legal matters, including the fiduciary obligations of State Financial’s management and Board of Directors, relating to the decision to proceed with discussions regarding a potential business combination transaction.

On February 9, 2005, Messrs. Falbo and Westrope met with three executives of the other large bank holding company. The executives expressed their preliminary indications about the valuation of State Financial in the per share value range of $35.00 to $37.00 for each share of State Financial common stock, which indications again were based solely on publicly available information since State Financial had not provided any other information to this party.

On February 11, 2005, State Financial convened a meeting to provide an update to its Board of Directors regarding the discussions that had taken place to date. Representatives from Foley and Sandler O’Neill also participated in the meeting. At the meeting, the Board of Directors authorized the engagement of Sandler O’Neill as State Financial’s financial advisor. The Board of Directors discussed the preliminary valuations that State Financial had received from Associated as well as the other bank holding company. Sandler O’Neill provided its financial analysis of the preliminary valuations presented by the two potential acquirors, and Foley briefed the directors with respect to their fiduciary obligations relative to their consideration of a potential business combination transaction. Following presentations by State Financial management, Sandler O’Neill and Foley, the Board of Directors entered into a lengthy discussion regarding the merits of pursuing a business combination transaction at this time. At the conclusion of this discussion, the State Financial Board of Directors unanimously determined that even though State Financial had not been pursuing a sale, it was in the best interests of the State Financial shareholders to proceed in exploring in more detail the proposed business combination transactions.

On February 15, 2005, a meeting was held in Milwaukee between representatives of Sandler O’Neill and Messrs. Falbo, Westrope and Cera. Further discussion was held concerning possible deal valuations, pro-forma financial analysis and structure of the proposed transaction. Based on direction provided by the State Financial Board of Directors and subject to the execution of confidentiality agreements, management determined it was appropriate to provide each of the two companies with an identical packet of limited, non-public due diligence information. With the information provided, each company would then be asked to provide State Financial with a preliminary indication of interest assuming that it remained interested in pursuing a transaction.

On February 16, 2005, State Financial entered into confidentiality agreements with both parties. On February 17, 2005, State Financial sent due diligence information packets to both Associated and the other large bank holding company that had indicated its interest in pursuing a business combination transaction.

During the weeks of February 21 and February 28, 2005, State Financial responded to questions from both Associated and the other large bank holding company regarding the due diligence information supplied by State Financial.

On February 24, 2005, Sandler O’Neill requested non-binding term sheets from both Associated and the other large bank holding company setting forth the material terms of the proposed business combination transaction with State Financial.

On March 1, 2005, a conference call was held between State Financial and Associated to discuss valuation, pricing and potential deal structure. Participating in the call for Associated were Mr. Beideman, Joseph B. Selner, Chief Financial Officer of Associated, and Brian R. Bodager, Chief Administrative Officer and General Counsel of Associated. Mr. Falbo, Mr. Westrope and a representative from Sandler O’Neill participated in the call for State Financial. During the call, Mr. Beideman orally expressed a non-binding proposal of possible terms, including a merger transaction in which State Financial shareholders would receive 90% Associated common stock and 10% cash in exchange for their shares of State Financial common stock, with the stock portion of the consideration determined by a fixed share exchange ratio of 1.15 shares of Associated common stock for each share of State Financial common stock. Based on the market value of Associated’s common stock at that time, the proposed terms resulted in a transaction value of approximately $37.00 per share of State Financial common stock.

On March 2, 2005, Sandler O’Neill notified Associated that State Financial had determined that Associated’s proposal was not sufficient for State Financial to proceed with considering a possible transaction with Associated.

On March 3, 2005, another conference call was held between State Financial and Associated to discuss valuation, pricing and potential deal structure. Participating in the call were Messrs. Beideman and Bodager for Associated and Messrs. Falbo and Westrope for State Financial. A representative from Sandler O’Neill also participated in the call. During the conference call, Mr. Beideman orally expressed changes to the previously discussed non-binding proposal to structure the transaction as a 100% stock-for-stock merger and to an increase the fixed share exchange ratio to 1.20 shares of Associated common stock for each share of State Financial common stock, resulting in a transaction value of approximately $38.00 per share of State Financial common stock.

On March 3, 2005, an executive of the other large bank holding company called State Financial to orally express a non-binding proposal of possible terms, including an all cash merger transaction in which each share of State Financial common stock would be valued at $36.00.

On March 4, 2005, State Financial’s Board of Directors held a special meeting to discuss the valuation indications submitted by Associated and the other large bank holding company. Representatives from Sandler O’Neill and Foley also attended the meeting. Foley again reviewed with the directors their fiduciary obligations in considering the proposals, and Sandler O’Neill provided its financial analysis of the two proposals. The Board then had a full discussion of the valuation indications and merits of each proposed transaction, including, without limitation, the likelihood that the stock-for-stock merger proposed by Associated would generally be tax-free to State Financial’s shareholders for U.S. federal income tax purposes and would give State Financial’s shareholders a continuing interest in the combined company. Following the discussion, the Board voted unanimously to authorize State Financial’s management to negotiate a definitive merger agreement with Associated for consideration and final approval by the Board at a subsequent meeting. Following the meeting, State Financial informed Associated that State Financial’s Board of Directors had authorized its management to proceed with negotiations of a merger agreement.

During the week of March 7, 2005, State Financial and Associated continued to conduct mutual financial, legal and accounting due diligence, including, without limitation, attending management meetings, participating in conference calls and exchanging information with representatives of both companies.

On March 12, 2005, Reinhart Boerner Van Deuren s.c., outside legal counsel to Associated, distributed an initial draft of the proposed merger agreement to State Financial, Sandler O’Neill and Foley. From March 12, 2005 through the morning of March 21, 2005, representatives of State Financial and Associated, working with their respective legal counsel and financial advisors, completed their remaining due diligence investigations and negotiated and finalized the terms of a definitive merger agreement and related agreements.

On March 21, 2005, the Board of Directors of State Financial met to consider and approve the definitive merger agreement between State Financial and Associated. Representatives of Sandler O’Neill and Foley also participated in the meeting. During the meeting, a representative from Foley discussed with the Board the legal standards applicable to the Board’s decisions with respect to the proposed transaction, reviewed the legal terms of the proposed definitive merger agreement, including, without limitation, State Financial’s ability to take actions, consistent with the Board’s fiduciary duties, to consider competing transactions, the proposed form of voting agreement and the proposed employment arrangements between Associated and Messrs. Falbo, Cera and Westrope, drafts of which had been distributed to the Board members prior to the meeting, and responded to questions from the directors. Representatives from Sandler O’Neill then reviewed for the Board the financial terms of the proposed transaction with Associated, compared the terms to comparable transactions and other financial matrices and delivered an oral opinion that the proposed exchange ratio was fair to the shareholders of State Financial from a financial point of view. State Financial management then reported to the Board the results of State Financial’s due diligence review of Associated. During the Board’s discussions, the directors asked additional questions of State Financial management and State Financial’s legal and financial advisors. Following further discussion of the proposed transaction, the Board, by a unanimous vote of all directors present at the meeting, approved the merger agreement with Associated (subject to resolution of certain issues to the satisfaction of State Financial’s management) and the transactions contemplated thereby, authorized State Financial’s management to enter into the merger agreement and agreed to recommend the merger to its shareholders.

Also on March 21, 2005, the Board of Directors of Associated approved the merger agreement with State Financial and the transactions contemplated thereby and authorized Associated’s management to enter into the merger agreement.

The parties reached agreement on all remaining issues late in the afternoon on March 21, 2005. Following the closing of the markets on March 21, 2005, State Financial and Associated executed the merger agreement and issued a joint press release announcing the proposed transaction.

State Financial’s Reasons for the Merger and Board Recommendation

The State Financial Board of Directors consulted with State Financial management, as well as financial and legal advisors, and determined by a unanimous vote of all directors present that the merger and the related transactions are advisable and in the best interests of State Financial and State Financial’s shareholders. In reaching its conclusion to approve the merger and the related transactions and to recommend that the shareholders of State Financial adopt the merger agreement, the State Financial Board considered the following factors as generally supporting its decision to enter into the merger agreement and related agreements:

•	its understanding of State Financial’s business, operations, competitive position, financial condition, earnings, objectives and prospects and of Associated’s business, operations, competitive position, financial condition, earnings, objectives and prospects (including the report of State Financial management of the results of State Financial’s due diligence review of Associated), and the recent performance of shares of Associated common stock;

•	its understanding of the current and prospective economy and market and industry environment in which State Financial and Associated operate, including national and local economic conditions, the competitive landscape for financial institutions generally, the trend toward consolidation in the financial services industry, and the likely effect of these factors on State Financial in light of, and in absence of, the proposed transaction;

•	the reports of State Financial management and the financial presentation by Sandler O’Neill to State Financial’s Board of Directors concerning the business, operations, competitive position, financial condition, earnings, objectives and prospects of Associated and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and regulatory capital ratios;

•	the belief that following the merger Associated would be well-positioned to grow through possible future acquisitions or expansion, while at the same time not being so large as to reduce Associated’s own attractiveness as an acquisition candidate;

•	the value of the exchange ratio provided for in the merger agreement relative to the current and historical trading prices of the common stock of each of State Financial and Associated and relative to the analyses prepared by Sandler O’Neill of comparative valuations for Associated and State Financial and the contributions that each company would make to the combined company in terms of earnings, assets, deposits and other key measures;

•	the opinion delivered to the State Financial Board of Directors by Sandler O’Neill to the effect that, as of the date of the opinion and based upon and subject to the considerations in its opinion, the exchange ratio was fair from a financial point of view to State Financial’s shareholders;

•	the fact that shares of Associated common stock have greater liquidity than shares of State Financial common stock and that the combined company would have greater liquidity than either company individually;

•	the fact that State Financial’s and Associated’s branch locations operate principally in different geographic markets, with limited overlap;

•	the scale, scope, strength and diversity of operations, products and systems that could be achieved by combining State Financial and Associated;

•	the complementary nature of the respective customer bases, business products and skills of State Financial and Associated, which could be expected to result in opportunities to obtain synergies as products are cross-marketed and distributed over broader customer bases and best practices are compared and applied across businesses;

•	the potential cost saving opportunities and the related potential impact on the combined company’s earnings;

•	the review by the State Financial Board of Directors with State Financial’s legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the exchange ratio and the likelihood that the merger will qualify as a transaction of a type that is generally tax-free to shareholders for U.S. federal income tax purposes;

•	the fact that the merger agreement allows State Financial to terminate its obligations to complete the merger if Associated’s stock price declines prior to closing both by a specified percentage and in relation to the decline in average stock price of a selected peer group of financial institutions;

•	the fact that the merger agreement, while prohibiting State Financial from soliciting any competitive proposal, does permit State Financial to respond to a competing transaction by furnishing information to, and participating in discussions or negotiations with, any third party making such proposal, provided that (a) the Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to respond would cause the Board to breach its fiduciary duties under applicable law; (b) prior to furnishing any information to such third party, State Financial provides Associated with at least three business day’s notice; and (c) prior to furnishing information to such third party, State Financial receives from such third party an executed confidentiality agreement in customary form;

•	the fact that the merger agreement allows State Financial to accept, recommend, or enter into an agreement with respect to a competing transaction, provided that (a) the State Financial Board of Directors determines, in its good faith judgment (after consultation with its financial advisor), that the competing transaction would, if consummated, provide greater value from a financial point of view to the State Financial shareholders than the transaction contemplated by the merger agreement with Associated (taking into account all of the terms and conditions of such competing transaction, including any conditions to consummation and the likelihood of such competing transaction being consummated); (b) State Financial provides Associated with 48 hours prior written notice of its decision to terminate the merger agreement; and (c) if required, State Financial pay to Associated a termination fee of $10.5 million;

•	the likelihood that the regulatory approvals needed to complete the transaction will be obtained without unacceptable conditions;

•	the impact on State Financial’s depositors, customers, employees and the communities in which it operates in terms of range of products and services available from the combined institution and as a result of the expanded franchise area; and

•	the agreement of the parties as to the extent of the combined company’s continued commitment to civic, charitable, and community organizations consistent with the existing commitments of State Financial, as reflected in the merger agreement.

State Financial’s Board of Directors also considered potential risks associated with the merger in connection with its deliberations of the proposed transaction, including:

•	the challenges of integrating the businesses, operations and workforce of the two companies, and the risk that any anticipated cost savings and other expected synergies may not be achieved as and when planned;

•	the pre-tax, merger-related costs expected to be incurred by the combined company in connection with completing the merger, reflecting a number of costs and expenses expected to be incurred as a result of the transaction and the integration of the two companies;

•	that the fixed exchange ratio, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in Associated’s stock price prior to completion of the merger;

•	the risk that the terms of the merger agreement, including provisions relating to the payment of a termination fee under specified circumstances, and the voting agreements entered into with Associated by certain State Financial shareholders in connection with the merger agreement, while required by Associated as a condition to its willingness to enter into the merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with State Financial from proposing such a transaction; and

•	the different earnings, business and risk profile of Associated as compared to State Financial.

The State Financial Board of Directors considered the factors discussed above and reached the conclusion that the positive factors outweighed the negative factors or potential risks. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the State Financial Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the State Financial Board may have given different weight to different factors. The State Financial Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, State Financial management and State Financial’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination. The State Financial Board also relied on the experience and expertise of Sandler O’Neill, its financial advisor, for quantitative analyses of the financial terms of the merger.

In making its recommendation, the State Financial Board of Directors was aware of and took into consideration the interests of certain State Financial executives, including the Chairman and Chief Executive Officer and President and Chief Operating Officer, who are members of the State Financial board, in the merger as a result of the agreements referred to in the section captioned “—Financial Interests of State Financial Executive Officers and Directors in the Merger” of this proxy statement and their holding of State Financial common stock and options to purchase State Financial common stock.

The State Financial Board of Directors, by a unanimous vote of all directors present, determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of State Financial and its shareholders and approved the merger agreement. The State Financial Board recommends that State Financial shareholders vote “FOR” approval of the merger agreement.

Associated’s Reasons for the Merger

Associated’s Board of Directors believes that the merger will join two institutions which have had distinguished track records in serving their respective markets and creating value for their shareholders. Associated’s Board of Directors believes that the merger will serve the best interests of its shareholders and that following the merger Associated will have an enhanced ability to provide a wide range of high quality financial services to its customers and the businesses in the communities which Associated and State Financial serve. In reaching its conclusion to approve the merger agreement and the transactions contemplated by the merger agreement, Associated’s Board of Directors consulted with Associated’s management, as well as its legal counsel and its financial advisors, and considered a number of factors, including the following:

•	the structure of the merger and the terms and conditions of the merger agreement, including the fact that the fixed exchange ratio provides certainty as to the number of shares of Associated common stock to be issued in the merger;

•	the complementary nature of Associated’s and State Financial’s respective businesses, including the markets served and the products provided by each, management, strategic objectives and competitive positions; and

•	the expectation that the merger will result in operational and managerial efficiencies for the combined operations.

This discussion of information and factors considered and given weight by Associated’s Board of Directors is not intended to be exhaustive, but includes all material factors considered by Associated’s Board of Directors. In reaching its decision with respect to the merger, Associated’s Board of Directors did not quantify or otherwise attempt to assign relative weights to these factors in reaching its determinations. In addition, individual members of Associated’s Board of Directors may have given different weights to different factors.

Opinion of Financial Advisor to State Financial

State Financial retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with another financial institution. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to State Financial in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the March 21, 2005 meeting at which State Financial’s Board considered and approved the merger agreement, Sandler O’Neill delivered to the Board its oral opinion, subsequently confirmed in writing that, as of such date, the exchange ratio was fair to State Financial’s shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Exhibit C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge State Financial shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the State Financial Board and is directed only to the fairness of the exchange ratio to State Financial shareholders from a financial point of view. It does not address the underlying business decision of State Financial to engage in the merger or any other aspect of the merger and is not a recommendation to any State Financial shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its March 21, 2005, opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the merger agreement;

(2) certain publicly available financial statements and other historical financial information of State Financial that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of Associated that Sandler O’Neill deemed relevant;

(4) earnings per share estimates for State Financial for the years ending December 31, 2005 and 2006 and long-term earnings per share growth rates for years thereafter, in each case, published by I/B/E/S and reviewed with and confirmed by senior management of State Financial;

(5) earnings per share estimates for Associated for the years ending December 31, 2005 and 2006 and long-term earnings per share growth rates for years thereafter, in each case, published by I/B/E/S and reviewed with and confirmed by senior management of Associated;

(6) the pro forma financial impact of the merger on Associated, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and stock repurchases determined by the senior management of Associated and reviewed with senior management of State Financial;

(7) the publicly reported historical price and trading activity for shares of State Financial common stock and Associated common stock, including a comparison of certain financial and stock market information for State Financial and Associated with similar publicly available information for certain other companies the securities of which are publicly traded;

(8) the relative contributions of assets, liabilities, equity and earnings of State Financial and Associated to the resulting institution and the relative pro forma ownership of the shareholders of State Financial and Associated in the combined company;

(9) the financial terms of certain recent business combinations in the commercial bank industry, to the extent publicly available;

(10) the current market environment generally and the banking environment in particular; and

(11) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of State Financial the business, financial condition, results of operations and prospects of State Financial, management’s views of the strategic rationale for the merger and the strategic alternatives available to State Financial. Sandler O’Neill held similar discussions with certain members of senior management of Associated regarding the business, financial condition, results of operations and prospects of Associated. In connection with its engagement, Sandler O’Neill did have conversations with one other party that had contacted State Financial with respect to a potential transaction but Sandler O’Neill was not asked to, and did not solicit indications of interest in a potential transaction from any other third parties. The State Financial Board of Directors did not otherwise limit the investigations made or the procedures followed by Sandler O’Neill in giving its opinion.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of State Financial and Associated that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information, and it did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of State Financial or Associated or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of State Financial or Associated, nor did it review any individual credit files relating to State Financial or Associated. With State Financial’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both State Financial and Associated were adequate to cover such losses and will be adequate on a combined basis for the combined entity.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with State Financial’s consent, that there has been no material change in State Financial’s and Associated’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that State Financial and Associated will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with State Financial’s consent, Sandler O’Neill relied upon the advice that State Financial received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

In rendering its March 21, 2005 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to State Financial or Associated and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of State Financial or Associated and the companies to which they are being compared.

The earnings projections used and relied upon by Sandler O’Neill in its analyses were based upon projections published by I/B/E/S. These earnings estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger were reviewed with and confirmed by the senior managements of Associated and State Financial, and Sandler O’Neill assumed for purposes of its analyses that they reflected the best currently available estimates and judgments of such managements of the future financial performance of State Financial and Associated, respectively, and that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions that are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of State Financial, Associated and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the State Financial Board at the Board’s March 21, 2005 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of shares of State Financial common stock or Associated common stock or the prices at which shares of State Financial common stock or Associated common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the closing price of Associated’s common stock on March 18, 2005, of $31.85, a fixed exchange ratio of 1.20, and the exchange of all of State Financial’s shares into shares of Associated in the merger, Sandler O’Neill calculated an implied transaction value of $38.22 per share. Based upon per-share financial information for State Financial for the twelve months ended December 31, 2004, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction value/Last 12 months’ EPS	19.4	x
Transaction value/Estimated 2005 EPS (1)	17.0	x
Transaction value/Estimated 2006 EPS (1)	15.6	x
Transaction value/Stated book value per share	238.4%
Transaction value/Tangible book value per share	365.6%
Tangible book premium/Deposits	18.4%
Tangible book premium/Core deposits (2)	21.4%

(1)	I/B/E/S estimate.
(2)	Assumes State Financial’s total core deposits are $928.5 million. Excludes CDs greater than $100,000.

The aggregate offer value was approximately $274 million, based upon 6.92 million shares of State Financial common stock outstanding and including the intrinsic value of options to purchase an aggregate of 0.85 million shares with a weighted average strike price of $22.13. Sandler O’Neill noted that the transaction value represented a 26.6% premium over the March 18, 2005, closing value of State Financial’s common stock.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of State Financial common stock and Associated common stock for the one-year and three-year periods ended March 18, 2005, and compared the relationship between the movements in the prices of shares of State Financial common stock and Associated common stock to movements in the prices of the Nasdaq Bank Index, S&P Bank Index, S&P 500 Index and the weighted average (by market capitalization) performance of composite peer groups of publicly traded Midwest banking institutions selected by Sandler O’Neill for State Financial and Associated, respectively, and described below. During the one-year period ended March 18, 2005, through August 2004, State Financial outperformed each of the indices to which it was compared and thereafter State Financial outperformed the Nasdaq Bank Index, the S&P Bank Index and the S&P 500 Index, but underperformed the peer group to which it was compared. During the three-year period, State Financial outperformed each of the indices to which it was compared.

State Financial’s Stock Performance

	Beginning Index Value March 17, 2004	Ending Index Value March 18, 2005
State Financial	100.00%	108.25%
State Financial Peer group (1)	100.00	110.12
Nasdaq Bank Index	100.00	101.59
S&P Bank Index	100.00	104.54
S&P 500 Index	100.00	105.86

	Beginning Index Value March 15, 2002	Ending Index Value March 18, 2005
State Financial	100.00%	229.51%
State Financial Peer group (1)	100.00	154.35
Nasdaq Bank Index	100.00	128.08
S&P Bank Index	100.00	116.92
S&P 500 Index	100.00	102.01

(1)	The peer group for State Financial used in the stock performance analysis was comprised of the Midwest banking institutions used in the State Financial comparable company analysis shown below.

During the one-year period ended March 18, 2005, through the third quarter of 2004, Associated generally outperformed each of the indices to which it was compared, except for the NASDAQ Bank Index and, thereafter, Associated generally outperformed each of the indices to which it was compared. During the three-year period ended March 31, 2005, Associated generally performed on par with the Nasdaq Bank Index and outperformed each of the other indices to which it was compared.

Associated’s Stock Performance

	Beginning Index Value March 17, 2004	Ending Index Value March 18, 2005
Associated	100.00%	107.82%
Associated Peer group (1)	100.00	105.22
Nasdaq Bank Index	100.00	101.59
S&P Bank Index	100.00	104.54
S&P 500 Index	100.00	105.86

	Beginning Index Value March 15, 2002	Ending Index Value March 18, 2005
Associated	100.00%	136.50%
Associated Peer group (1)	100.00	118.30
Nasdaq Bank Index	100.00	128.08
S&P Bank Index	100.00	116.92
S&P 500 Index	100.00	102.01

(1)	The peer group for Associated used in the stock performance analysis was comprised of the Midwest banking institutions used in the Associated comparable company analysis shown below.

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for State Financial and Associated with groups of financial institutions selected by Sandler O’Neill for State Financial and Associated respectively. For State Financial, the peer group consisted of the following publicly traded Midwestern banking institutions having assets between $1 billion and $2 billion:

Camco Financial Corporation

Enterprise Financial Services Corp.

Farmers Capital Bank Corporation

First Busey Corporation

First Indiana Corporation

Great Southern Bancorp, Inc.

Lakeland Financial Corporation

Macatawa Bank Corporation

MainSource Financial Group Inc.

MBT Financial Corporation

Mercantile Bancorp, Incorporated

Mercantile Bank Corporation

Oak Hill Financial, Inc.

Peoples Bancorp Inc.

S.Y. Bancorp, Inc.

West Bancorporation, Inc.

The analysis compared publicly available financial information for State Financial as of and for the twelve months ended December 31, 2004, with that of the State Financial peer group as of and for the twelve month period ended December 31, 2004. The table below sets forth the data for State Financial and the median data for the State Financial peer group, with pricing data as of March 18, 2005.

Comparable Group Analysis

State Financial	State Financial Peer Group
Core return on average assets	0.90%	1.12%
Core return on average equity	11.9%	13.7%
Fee income/operating revenues	17.2%	24.9%
Net interest margin	3.71%	3.67%
Efficiency ratio	57.6%	56.7%
Tangible equity/tangible assets	5.22%	7.47%
Tier I capital ratio	9.30%	10.86%
Total capital ratio	11.60%	12.16%
Loans/deposits	86.3%	95.6%
Total borrowings/total assets	18.3%	13.9%
Loan loss reserve/gross loans	1.32%	1.30%
Nonperforming assets/total assets	0.52%	0.49%
Price/LTM earnings per share	14.6	x	17.2	x
Price/ estimated 2005 earnings per share	13.4	x	15.0	x
Price/ estimated 2006 earnings per share	12.3	x	13.5	x
Price/book value per share	181%	219%
Price/tangible book value per share	278%	261%
Implied deposit premium	12.3%	14.6%
Average daily volume/shares outstanding	0.16%	0.11%

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Associated with the following publicly traded Midwestern commercial banking institutions having assets between $6 billion and $40 billion:

Citizens Banking Corporation

Commerce Bancshares Inc.

First Midwest Bancorp, Inc.

FirstMerit Corporation

Huntington Bancshares Incorporated

Marshall & Ilsley Corporation

Old National Bancorp

Sky Financial Group Inc.

TCF Financial Corporation

UMB Financial Corp.

Wintrust Financial Corporation

The analysis compared publicly available financial information for Associated with that of each of the companies in the Associated peer group as of and for the year twelve months ended December 31, 2004. The table below sets forth the data for Associated and the median data for the Associated peer group, with pricing data as of March 18, 2005.

Comparable Group Analysis

Associated	Associated Peer Group
Core return on average assets	1.58%	1.20%
Core return on average equity	17.2%	13.7%
Fee income/operating revenues	27.4%	38.8%
Net interest margin	3.80%	3.69%
Efficiency ratio	47.5%	60.8%
Tangible equity/tangible assets	6.54%	6.58%
Tier I capital ratio	9.64%	9.96%
Total capital ratio	12.33%	12.48%
Loans/deposits	108.6%	87.3%
Total borrowings/total assets	27.0%	19.8%
Loan loss reserve/gross loans	1.36%	1.42%
Nonperforming assets/total assets	0.57%	0.34%
Price/LTM earnings per share	14.2	x	15.6	x
Price/ estimated 2005 earnings per share	13.0	x	15.1	x
Price/ estimated 2006 earnings per share	11.8	x	13.6	x
Price/book value per share	205%	228%
Price/tangible book value per share	319%	269%
Implied deposit premium	22.2%	17.5%
Average daily volume/shares outstanding	0.27%	0.25%

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 16 merger transactions announced nationwide from January 1, 2003, through March 18, 2005, involving banking institutions as acquired institutions with announced transaction values between $200 million and $400 million. Sandler O’Neill also reviewed 18 merger transactions announced in the Midwest from January 1, 2003 through March 18, 2005, involving banking institutions as acquired institutions with announced transaction values between $50 million and $1.0 billion. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings, transaction price at announcement to estimated current year earnings, transaction price to book value, transaction price to tangible book value, tangible book premium to deposits, tangible book premium to core deposits and premium to market value and computed mean and median multiples and premiums for the transactions. The median multiples from the nationwide group and the median multiples for the Midwestern group were applied to State Financial’s financial information as of and for the twelve months ended December 31, 2004. As illustrated in the following table, Sandler O’Neill derived imputed ranges of values per share of State Financial’s common stock of $32.47 to $46.42 based upon the median multiples for the nationwide group and $23.43 to $37.79 based upon the median multiples for the Midwestern group.

Comparable Transaction Metrics

	Median Nationwide Metric		Imputed Value	Median Midwest Metric		Imputed Value
Transaction price/LTM EPS	23.5	x	$45.15	17.8	x	$34.79
Transaction price/Estimated 2005 EPS (1)	21.3	x	$46.42	17.1	x	$37.79
Transaction price/Book value	285.9%		$44.69	187.1%		$30.08
Transaction price/Tangible book value	311.8%		$32.47	218.1%		$23.43
Tangible book premium/Deposits	21.7%		$42.27	14.0%		$31.65
Tangible book premium/Core deposits (2)	24.9%		$42.07	15.6%		$30.89
Market Premium	20.5%		$34.80	17.8%		$34.10
Tangible equity/tangible assets	7.25%		NM	8.26%		NM
Return on average equity	14.8%		NM	12.3%		NM

(1)	Based on I/B/E/S median estimate.
(2)	Assumes State Financial’s core deposits total $928.5 million.

Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of State Financial through December 31, 2007, under various circumstances, assuming State Financial’s projected dividend stream and that State Financial performed in accordance with the earnings projections published by I/B/E/S and reviewed with and confirmed by management of State Financial. For periods after 2006, Sandler O’Neill assumed an annual growth rate of earning per share of approximately 9%. To approximate the terminal value of State Financial common stock at December 31, 2007, Sandler O’Neill applied price/earnings multiples ranging from 13x to 20x and multiples of tangible book value ranging from 150% to 400%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of State Financial common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of State Financial common stock of $25.02 to $40.92 when applying the price/earnings multiples and $18.45 to $50.29 when applying multiples of tangible book value.

Discount Rate	Earnings Per Share Multiples
	13.0x	15.0x	16.0x	17.0x	18.0x	20.0x
10.0%	$27.25	$31.15	$33.11	$35.06	$37.01	$40.92
11.0%	$26.48	$30.27	$32.17	$34.06	$35.96	$39.75
12.0%	$25.73	$29.42	$31.26	$33.10	$34.95	$38.63
13.0%	$25.02	$28.60	$30.39	$32.18	$33.97	$37.55

Discount Rate	Tangible Book Value Percentages
	150%	200%	250%	300%	350%	400%
10.0%	$20.07	$26.12	$32.16	$38.21	$44.25	$50.29
11.0%	$19.51	$25.38	$31.25	$37.12	$42.99	$48.86
12.0%	$18.97	$24.67	$30.37	$36.07	$41.77	$47.47
13.0%	$18.45	$23.99	$29.53	$35.06	$40.60	$46.14

In connection with its analyses, Sandler O’Neill considered and discussed with the State Financial Board of Directors how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the third quarter of 2005, (2) 100% of the State Financial shares are exchanged for shares of Associated common stock at an exchange ratio of 1.20, (3) earnings per share projections for State Financial and Associated are consistent with per share estimates for 2005 and 2006 as published by I/B/E/S, and long-term earnings per share growth estimates for periods thereafter are consistent with growth estimates published by I/B/E/S, (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of State Financial and Associated, and (5) State Financial options are exchanged for cash.

Based upon those assumptions and that no shares of Associated common stock are repurchased by Associated, Sandler O’Neill’s analysis indicated that for the years ending December 31, 2005 and 2006 the merger would be dilutive to Associated’s earnings per share and accretive to Associated’s cash earnings per share, and that at September 30, 2005, the merger would be dilutive to Associated’s tangible book value per share. Based upon the assumptions set forth in the preceding paragraph and that Associated repurchases 1.2 million shares of common stock in the fourth quarter of 2005, Sandler O’Neill’s analysis further indicated that the merger would be dilutive to Associated’s earnings per share for the year ending December 31, 2005, accretive to Associated’s earnings per share for the year ending December 31, 2006, and accretive to Associated’s cash earnings per share for the years ending December 31, 2005 and 2006, and that at September 30, 2005, the merger would be dilutive to Associated’s tangible book value per share.

From the perspective of a State Financial shareholder, the analysis indicated that whether or not the share repurchase is effected, as of and for the years ending December 31, 2005, and December 31, 2006, the merger would be accretive to State Financial’s earnings per share, tangible book value per share and dividends per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Contribution Analysis. Sandler O’Neill reviewed the relative contributions to be made by State Financial and Associated to the combined institution based on financial information of both companies as of or for the year ended December 31, 2004. The percentage of pro forma shares owned was determined using the exchange ratio of 1.20. This analysis indicated that the implied contributions to the combined entity were as follows:

Contribution Analysis

	State Financial	Associated
Net loans	6.30%	93.70%
Total intangibles	5.24%	94.76%
Total assets	6.71%	93.29%
Deposits	7.81%	92.19%
Tangible equity	5.47%	94.53%
Total equity	5.39%	94.61%
Last twelve months’ net income	5.19%	94.81%
Estimated 2005 net income	4.76%	95.24%
Market capitalization (1)	4.81%	95.19%
Pro forma ownership	5.92%	94.08%

(1)	Based on closing stock prices as of March 18, 2005.

State Financial has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $             (based on the closing price of Associated’s common stock as of                     , 2005), of which $265,249 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Sandler O’Neill has also received a fee of $200,000 for rendering its opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. State Financial has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has, in the past, provided certain investment banking services to State Financial and has received compensation for such services. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to State Financial and Associated and their affiliates. Sandler O’Neill may also actively trade the debt or equity securities of State Financial and/or Associated or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Merger Consideration

Upon consummation of the merger, each share of State Financial common stock outstanding at the effective time of the merger will be converted into 1.20 shares of Associated common stock (subject to the provisions with respect to fractional shares described below).

The merger agreement provides that if prior to the effective time of the merger Associated pays a stock dividend or makes a distribution on Associated common stock in shares of Associated common stock or any security convertible into Associated common stock or combines or subdivides the Associated common stock, then the exchange ratio will be appropriately adjusted to reflect such stock dividend, distribution, combination or subdivision.

Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares

At the effective time of the merger and without any action on the part of Associated, State Financial or the holders of shares of State Financial common stock, each share of State Financial common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the merger consideration. All such shares of State Financial common stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each stock certificate previously representing any such shares of State Financial common stock will thereafter represent the right to receive the merger consideration into which such shares of State Financial common stock has been converted. Certificates previously representing shares of State Financial common stock will be exchanged for the merger consideration to which the shares are entitled upon the surrender of such certificates as provided below. No fractional share of Associated common stock will be issued, and, in lieu of fractional shares, a cash payment will be made as provided below.

As of the effective time of the merger, Associated will deposit, or cause to be deposited, with the exchange agent for the benefit of the holders of shares of State Financial common stock and for exchange in accordance with the terms of the merger agreement, certificates representing the shares of Associated common stock and an amount sufficient to make any cash payments in lieu of fractional shares issuable pursuant to the terms of the merger agreement in exchange for outstanding shares of State Financial common stock.

Within ten days after the effective time of the merger, the exchange agent will mail to each holder of record of a certificate which immediately prior to the effective time of the merger represented outstanding shares of State Financial common stock whose shares were converted into the right to receive the merger consideration, (1) a letter of transmittal, and (2) instructions for use in effecting the surrender of the certificates representing shares of State Financial common stock in exchange for the merger consideration. Upon surrender of a certificate previously representing shares of State Financial common stock to the exchange agent, together with such duly executed letter of transmittal, the holder of such certificate will receive in exchange for the certificate (a) a certificate representing that number of whole shares of Associated common stock to which such holder is entitled and (b) a cash payment in lieu of fractional shares, if any. In the event of a transfer of ownership of shares which is not registered in the transfer records of State Financial, the merger consideration may be issued to a transferee if the certificate representing such shares is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each certificate previously representing shares of State Financial common stock will be deemed at any time after the effective time of the merger to represent only the right to receive upon such surrender the merger consideration to which the holder of such certificate is entitled.

State Financial shareholders should not forward their stock certificates to the exchange agent without a letter of transmittal nor return their stock certificates with the enclosed proxy.

No dividends or other distributions declared or made after the effective time of the merger with respect to shares of Associated common stock with a record date after the effective time of the merger will be paid to the holder of any unsurrendered certificate with respect to the shares of Associated common stock represented by the certificate, and no cash payment in lieu of fractional shares will be paid to any such holder, until such certificate is surrendered. Subject to the effect of applicable laws, following surrender of any such certificate, the holder of the certificate will receive, without interest, (1) promptly, the amount of cash payable with respect to a fractional share of Associated common stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the effective time of the merger paid with respect to such whole shares of Associated common stock, and (2) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the effective time of the merger but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Associated common stock.

The merger consideration issued upon conversion of the shares of State Financial common stock will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of State Financial common stock.

No certificates or scrip representing fractional shares of Associated common stock will be issued upon the surrender for exchange of the certificates, and such fractional share interest will not entitle the owner of the fractional share interest to vote or to any rights as a shareholder of Associated. Each holder of a fractional share interest will be paid an amount in cash equal to the product obtained by multiplying the fractional share interest to which such holder would otherwise be entitled by the average daily closing price of a share of Associated common stock as quoted on the Nasdaq National Market over the ten consecutive trading days ending on the third trading day prior to the day of the effective time of the merger.

Any portion of the exchange fund that remains undistributed to the shareholders of State Financial for one year after the effective time of the merger will be delivered to Associated, upon demand, and any shareholders of State Financial who have not previously complied with the procedures described may look only to Associated for payment of their claim for the merger consideration and any dividends or distributions with respect to Associated common stock.

Neither Associated nor State Financial will be liable to any holder of shares of State Financial common stock for any such shares of State Financial common stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

Associated will be entitled to deduct and withhold from any cash consideration payable pursuant to the merger agreement to any holder of shares of State Financial common stock such amounts as Associated is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law.

At the effective time of the merger, the stock transfer books of State Financial will be closed, and there will be no further registration of transfers of shares of State Financial common stock on State Financial’s stock transfer books. From and after the effective time, the holders of certificates formerly representing shares of State Financial common stock will cease to have any rights with respect to such shares of State Financial common stock except as otherwise provided in the merger agreement or by law. On or after the effective time of the merger, any certificates presented to the exchange agent or Associated for any reason will be converted into the merger consideration to which the holder of such certificate is entitled in accordance with the terms of the merger agreement as described above.

Treatment of State Financial Stock Options

All outstanding options to purchase shares of State Financial common stock will become fully vested upon the effective time of the merger. The merger agreement provides that, upon completion of the merger, each outstanding and unexercised stock option to purchase shares of State Financial common stock will be cancelled in connection with the merger and the option holder will be entitled to receive a cash payment equal to the product of (a) the number of shares of State Financial common stock subject to the option multiplied by (b) the amount by which the exchange ratio of 1.20 multiplied by the average daily closing price of a share of Associated common stock as quoted on the Nasdaq National Market over the ten consecutive trading days ending on the third trading day prior to the day of the effective time of the merger exceeds the exercise price of the option.

Regulatory Approvals Required

The merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act, which requires that the Federal Reserve Board take into consideration, among other factors, the financial and managerial resources and future prospects of the respective institutions and the convenience and needs of the communities to be served. The Bank Holding Company Act prohibits the Federal Reserve Board from approving the merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Federal Reserve Board also has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position. Furthermore, the Federal Reserve Board must also assess the records of the bank subsidiaries of Associated and State Financial under the Community Reinvestment Act of 1977, as amended. The Community Reinvestment Act requires that the Federal Reserve Board analyze, and take into account when evaluating an application, each bank’s record of meeting the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with safe and sound operation.

Under the Bank Holding Company Act, the merger may not be completed until up to 30 days following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. Although a challenge is improbable, there can be no assurance that the Department of Justice will not challenge the merger or, if such a challenge is made, as to the result of the challenge. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board’s approval unless a court specifically orders otherwise. The Bank Holding Company Act provides for the publication of notice and public comment on the applications and authorizes the regulatory agency to permit interested parties to intervene in the proceedings.

Associated filed an application with the Federal Reserve Bank of Chicago that was accepted for filing by the Federal Reserve Bank of Chicago on May 25, 2005, and approved on                     , 2005, with respect to State Financial and its banking and non-banking subsidiaries, and all waiting periods have expired.

The merger is also subject to the prior approval by the Wisconsin Department of Financial Institutions, or DFI. Wisconsin law provides for the publication of notice and public comment on the application and authorizes the DFI to permit interested parties to intervene in the proceedings. Associated filed an application with the DFI on May 25, 2005, that was approved on                     , 2005. The merger may be completed at any time within one year of the date approval was granted by the DFI (subject to the approval of the Federal Reserve Board as described above).

Associated and State Financial are not aware of any other governmental approvals or actions that are required for consummation of the merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained and, if such approvals or actions are obtained, there can be no assurance as to the timing of the approval or action.

The Effective Time

The merger will be completed and will become effective upon the filing of Articles of Merger with the Department of Financial Institutions of the State of Wisconsin or on such later date or time as is specified in the Articles of Merger. The filing with respect to the merger will occur as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions to the merger as set forth in the merger agreement. The merger agreement may be terminated by either party if, among other reasons, the merger is not completed on or before September 30, 2005, or December 31, 2005, if the merger is not completed by September 30, 2005, solely due to the failure of the Securities and Exchange Commission to clear this proxy statement/prospectus for mailing a sufficient time before September 30, 2005, or the failure to obtain all required governmental approvals a sufficient time before September 30, 2005. Upon consummation of the merger, State Financial will be merged into Associated and will not continue its separate existence or operations, to which Associated as the surviving corporation will succeed. See “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Termination.”

Description of Associated Common Stock Issuable in the Merger

The following description of Associated common stock should be read carefully by State Financial shareholders since, at the effective time of the merger, State Financial shareholders will receive the merger consideration in the form of shares of Associated common stock.

General. Associated has one class of common stock, the Associated common stock. Of the 250,000,000 shares of Associated common stock authorized,              shares were outstanding as of                     , 2005, exclusive of shares held in its treasury. Of the 750,000 shares of Associated preferred stock with a par value of $1.00 per share authorized, none was issued and outstanding as of                     , 2005.

Dividend Rights. Dividends on Associated common stock will be payable out of the assets of Associated legally available for payment as, if and when declared by the Associated Board of Directors. No share of Associated common stock is entitled to any preferential treatment with respect to dividends.

Voting Rights. Each holder of Associated common stock will be entitled at each shareholders meeting of Associated, as to each matter to be voted upon, to cast one vote, in person or by proxy, for each share of Associated common stock registered in his or her name on the stock transfer books of Associated. Voting rights are not cumulative.

Rights Upon Liquidation. Subject to the rights of holders of any Associated preferred stock which may be issued from time to time, in the event of liquidation, dissolution or winding up of Associated, whether voluntary or involuntary, the holders of Associated common stock will be entitled to receive all assets of Associated remaining for distribution to its shareholders, on a pro rata basis.

Miscellaneous. Shares of Associated common stock are not convertible into shares of any other class of capital stock. Shares of Associated common stock are not and will not be entitled to any preemptive or subscription rights. The issued and outstanding shares of Associated common stock are fully paid and nonassessable. Wisconsin law, however, may make shareholders personally liable for unpaid wages due employees for up to six months’ services, but not in an amount greater than the par value of the shares. Certain Wisconsin courts have interpreted “par value” to mean the full amount paid upon purchase of the shares.

Comparison of Shareholder Rights

The following is a summary of material differences between the rights of holders of State Financial common stock and Associated common stock. As State Financial and Associated are both incorporated under the laws of the State of Wisconsin, differences in the rights of shareholders of State Financial and Associated generally arise from differences between the provisions of Associated’s Articles of Incorporation and Bylaws and those of State Financial. Shareholders of State Financial, whose rights are governed by State Financial’s Articles of Incorporation and Bylaws will, on completion of the merger, become shareholders of Associated. Their rights as Associated shareholders will then be governed by Associated’s Articles of Incorporation and Bylaws.

Authorized Capital Stock

State Financial. Under State Financial’s Articles of Incorporation, State Financial is authorized to issue 25,000,000 shares of common stock, par value $0.10 per share, and 100,000 shares of preferred stock, par value $1.00 per share, 25,000 shares of which have been designated “Class A Preferred Stock.” There are no shares of State Financial preferred stock currently issued or outstanding.

Associated. Under Associated’s Articles of Incorporation, Associated is authorized to issue 250,000,000 shares of common stock, par value $0.01 per share and 750,000 shares of preferred stock, par value $1.00 per share. All shares of Associated common stock are identical in rights and have one vote. For a description of Associated common stock, see “Description of Associated Common Stock Issuable in the Merger.” Associated’s Board of Directors may divide the preferred stock into series and establish the relative rights and preferences of preferred stock issued in the future as specified in Associated’s Articles of Incorporation without shareholder action and issue such stock in series. As of the date of this proxy statement/prospectus, no shares of any series of Associated preferred stock are issued and outstanding.

Voting Rights

State Financial. All shares of State Financial common stock are identical in rights, and each share has one vote on all matters to be voted on by State Financial’s shareholders. Holders of State Financial common stock do not have cumulative voting rights.

Associated. Pursuant to 180.1706(1) of the Wisconsin Business Corporation Law, except as otherwise provided in a corporation’s articles of incorporation or bylaws, any amendment to the articles of incorporation, merger or certain other extraordinary events involving a corporation organized before January 1, 1973, which did not expressly elect before January 1, 1991, to be governed by a majority or greater voting requirement, must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. Associated’s Articles of Incorporation were amended in 1992 to reduce the vote required pursuant to Section 180.1706(1) of the Wisconsin Business Corporation Law to a majority vote. Thus, the affirmative vote of a majority of the shares of Associated is required to adopt amendments to Associated’s Articles of Incorporation that create dissenters’ rights or approve mergers and certain other extraordinary transactions other than those described in “Comparison of Shareholder Rights—Approval of Business Combinations.”

Board of Directors

State Financial. The State Financial Board of Directors currently has nine directors. The State Financial Articles of Incorporation and Bylaws provide that the number of directors of State Financial will be fixed from time to time by the Board of Directors, but shall in no event be less than five. The State Financial Board of Directors is divided into three classes with each class consisting of approximately one-third of the directors. Directors in each class serve for staggered three-year terms. The State Financial Bylaws prohibit any person being elected or appointed to the State Financial Board of Directors who is more than 72 years of age. This age limitation, however, does not apply to any person who was a member of the State Financial Board of Directors on or prior to November 9, 1989.

Associated. The Board of Directors of Associated is divided into three classes as nearly equal in number as possible, with the directors in each class serving for staggered three-year terms. However, Associated’s Bylaws require that a director retire as of the first annual meeting of shareholders subsequent to the director’s 70th birthday. In the event a director is elected to a term that would cause the director to serve beyond age 70, the director will be allowed to continue to serve the entire term unless the director desires to retire before the end of the term. At each annual meeting of Associated’s shareholders, the successors to the class of directors whose term expires at the time of such meeting are elected by a plurality of the votes cast, assuming a quorum is present. As of the date of this proxy statement/prospectus, Associated’s Board of Directors consists of 12 directors.

Removal of Directors

State Financial. Shareholders of State Financial may remove a director from office with or without cause by the affirmative vote of a majority of outstanding shares of State Financial common stock entitled to vote for the election of such director taken at a meeting of shareholders called for that purpose.

Associated. Shareholders of Associated may remove a director only for “cause.” “Cause” is defined as conviction of a felony, declaration of unsound mind by an order of a court of competent jurisdiction, gross dereliction of duty or commission of an action which constitutes intentional misconduct or a knowing violation of law and that results in both an improper substantial personal benefit and a material injury to Associated.

Newly Created Directorships and Vacancies on the Board of Directors

State Financial. State Financial’s Bylaws provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by shareholders, the Board of Directors or, if the directors remaining in office constitute fewer than a quorum of the Board, the directors by the affirmative vote of a majority of all of the directors then in office.

Associated. Associated’s Articles of Incorporation provide that newly created directorships and any vacancies on Associated’s Board of Directors may only be filled by the Board of Directors. Associated’s Bylaws provide that the remaining members of Associated’s Board of Directors will appoint a director in accordance with the Wisconsin Business Corporation Law.

Approval of Business Combinations

State Financial. Neither the Articles of Incorporation or Bylaws of State Financial require a super-majority of votes of its shareholders to approve a merger or other business combination involving State Financial. Under the Wisconsin Business Corporation Law, shareholder approval of a plan of merger requires the affirmative vote the holders of a majority of all the votes entitled to be cast on the matter.

Associated. Article VII of Associated’s Articles of Incorporation provides that an affirmative vote of 80% of Associated’s outstanding shares is required to approve a merger or other business combination involving a beneficial owner of 10% or more of Associated’s outstanding voting shares (an “interested shareholder”). In addition, if the consideration offered in connection with such transaction does not satisfy certain “fair price” requirements, the affirmative vote of 80% of the “non-interested outstanding shares” (defined as voting shares not beneficially owned by an interested shareholder) of Associated will also be required to approve such a transaction. These requirements do not apply if (1) the Board of Directors approves the transaction and a majority of the directors voting to approve the transaction are “continuing directors” (defined as a director who was either (a) a director at the time the interested shareholder became “interested” and who is not otherwise affiliated with such shareholder, or (b) a director designated (prior to his or her initial election as a director) as a continuing director by a majority of the then continuing directors or (2) the transaction is between Associated and a subsidiary of Associated and no interested shareholder (together with such shareholder’s affiliates and associates) owns any of the outstanding shares of the subsidiary. The foregoing provision may only be amended, modified or repealed by the affirmative vote of not less than 80% of the outstanding shares and the non-interested outstanding shares of Associated. Associated is also subject to Sections 180.1140 to 180.1145 of the Wisconsin Business Corporation Law.

Advance Notice of Proposals to Be Brought at the Annual Meeting

State Financial. Pursuant to Article 2, Section 2.01 of State Financial’s Bylaws, for business to be properly brought by a shareholder before an annual meeting of State Financial’s shareholders, and for nominations by shareholders for the election of directors, the shareholder must give timely notice thereof in writing to the secretary of State Financial. All such notices generally must be received by the corporate secretary of State Financial not later than ninety days prior to the anniversary date of the annual meeting of State Financial shareholders in the immediately preceding year. All such notices must include:

•	a representation that the person sending the notice is a State Financial shareholder of record and will remain such through the record date for the meeting;

•	the name and address, as they appear on State Financial’s books, of such shareholder;

•	the class and number of shares of State Financial common stock that are owned beneficially and of record by such shareholder; and

•	a representation that such shareholder intends to appear in person or by proxy at the annual meeting to make the nomination or move the consideration of other business set forth in the notice.

Notice as to proposals with respect to any business to be brought before the annual meeting other than election of directors must also set forth the text of the proposal and may set forth any statement in support thereof that the shareholder wishes to bring to the attention of State Financial, and must specify any material interest of such shareholder in such business.

Notice as to nominations by shareholders for the election of directors must set forth the name and address of each nominee, a description of all arrangements or understandings between the shareholder and each nominee and any person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, the written consent of each nominee to serve as a director if so elected and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such shareholder.

Associated. Pursuant to Article II, Section 5 of Associated’s Bylaws, any shareholder who intends to bring business before an annual meeting of shareholders (other than nominations for directors) must provide Associated with notice of such intention, the nature of such proposal and certain other information regarding the shareholder bringing the proposal, not less than 60 nor more than 75 days prior to the meeting, or within 10 days from the date notice or public disclosure of the date of such meeting is given, if such announcement date is less than 70 days before the meeting date.

Advance Notice of Nominations of Directors

State Financial. As discussed above, pursuant to State Financial’s Bylaws, for nominations by shareholders for the election of directors at an annual meeting, the shareholder must generally give notice thereof to State Financial not later than ninety days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. The notice must include specified information regarding the proposed nominee and the nominating shareholder.

Associated. Pursuant to Article II, Section 6 of Associated’s Bylaws, any shareholder who intends to nominate directors for election at a meeting called for that purpose must provide Associated with notice of such intention, specified information regarding the proposed nominee and specified information regarding the nominating shareholder, not less than 60 days nor more than 75 days prior to the meeting, or within 10 days from the date notice or public disclosure of the date of such meeting is publicly announced, if such announcement date is less than 70 days before the meeting date.

Call of Shareholders’ Meetings

State Financial. Pursuant to Article 2, Section 2.02 of State Financial’s Bylaws, special meetings of State Financial’s shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by State Financial’s chairman of the board, chief executive officer or president or a majority of State Financial’s Board of Directors. If and as required by the Wisconsin Business Corporation Law, a special meeting must be called upon written demand describing one or more purposes for which it is to be held by holders of shares State Financial common stock with at least 10% of the votes entitled to be cast on any issue proposed to be considered at the meeting.

Associated. Pursuant to Article II, Section 2 of Associated’s Bylaws, special meetings of Associated’s shareholders may be called by the President, the Board of Directors, or the holders of 10% or more of all the outstanding shares entitled to vote at the meeting.

Shareholder Action Without a Meeting

State Financial. Under the Wisconsin Business Corporation Law, any action which may be taken by the shareholders at a meeting may be taken without a meeting only by unanimous written consent of all shareholders entitled to vote on the action, unless the articles of incorporation permit approval by the consent of the shareholders who would be entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. State Financial’s Articles of Incorporation do not contain a provision permitting less than unanimous written consent to take action without a meeting.

Associated. Under the Wisconsin Business Corporation Law, any action which may be taken by the shareholders at a meeting may be taken without a meeting only by unanimous written consent of all shareholders entitled to vote on the action, unless the articles of incorporation permit approval by the consent of the shareholders who would be entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Associated’s Articles of Incorporation do not contain a provision permitting less than unanimous written consent to take action without a meeting.

Indemnification of Directors and Officers

State Financial. Article 7 of State Financial’s Bylaws provides for the mandatory indemnification of a director, officer, employee or agent of State Financial, to the extent he or she has been successful on the merits or otherwise in the defense of any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding that involves the right of State Financial or by any other person or entity, for all reasonable fees, costs, and any other expenses incurred in connection with any claim if such person was a party thereto because he or she is a director, officer, employee or agent of State Financial. In all other cases, State Financial must indemnify a director, officer, employee or agent against liability and expenses incurred by such person in a proceeding to which such person was a party because he or she is a director, officer, employee or agent of State Financial, unless it shall have been proven by final judicial adjudication that such person breached or failed to perform a duty owed to State Financial which constitutes:

•	a willful failure to deal fairly with State Financial or its shareholders in connection with a matter in which the director, officer, employee or agent has a material conflict of interest;

•	a violation of criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director, officer, employee or agent derived an improper personal profit; or

•	willful misconduct.

State Financial’s Bylaws provide that the indemnification rights conferred by State Financial are to be interpreted liberally so as to provide indemnification to the fullest extent permitted by the Wisconsin Business Corporation Law and are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, State Financial’s Articles of Incorporation or Bylaws, any agreement, vote of shareholders or otherwise. State Financial is authorized to purchase and maintain insurance on behalf of its directors, officers, employees or agents.

Associated. Article XI of Associated’s Bylaws provide for the mandatory indemnification of a director, officer, employee or agent of Associated or its controlled subsidiaries, to the extent such person has been successful on the merits or otherwise in the defense of any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding which is brought by or in the right of Associated or its controlled subsidiaries or by any other person or entity to which such person is a party because he or she is a director, officer, employee or agent, for all reasonable fees, costs, charges, disbursements, attorneys’ fees and other expenses incurred in connection with such suit, arbitration or other proceeding. In all other cases, Associated shall indemnify a director, officer, employee or agent of Associated or its controlled subsidiaries against all liability and reasonable fees, costs, charges, disbursements, attorneys’ fees and other expenses incurred by such person in any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding which is brought by or in the right of Associated or its controlled subsidiaries or by any other person or entity to which such person is a party because he or she is a director, officer, employee or agent, unless it shall have been proven by final adjudication that such person breached or failed to perform a duty owed to Associated or its controlled subsidiaries which constituted:

•	a willful failure to deal fairly with Associated or its shareholders in connection with a matter in which the director, officer, employee or agent has a material conflict of interest;

•	a violation of criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director, officer, employee or agent derived an improper personal profit; or

•	willful misconduct.

Unless modified by written agreement, the determination as to whether indemnification is proper shall be made in accordance with the Wisconsin Business Corporation Law. Associated is authorized to purchase and maintain insurance on behalf of its directors, officers, employees or agents in connection with the foregoing indemnification obligations.

Amendment of Bylaws

State Financial. State Financial’s Bylaws may be altered, amended or repealed and new Bylaws may be adopted by State Financial’s shareholders by the affirmative vote of not less than a majority of shares of State Financial’s common stock present or represented at any annual or special meeting of shareholders at which a quorum is in attendance. The Bylaws may also be altered, amended or repealed and new Bylaws may be adopted by State Financial’s Board of Directors by the affirmative vote of two-thirds (2/3) of the number of directors present at any meeting at which a quorum is in attendance, but no Bylaw adopted by State Financial’s shareholders may be amended or repealed by the Board of Directors if the Bylaw so provides.

Associated. Associated’s Bylaws may be altered, amended or repealed by a majority vote of Associated’s Board of Directors at any regular or special meeting, provided notice of such alteration, amendment or repeal has been given to each director at least three days prior to the meeting, and provided the shareholders have not in any particular instance otherwise provided for such alteration, amendment or repeal. The Bylaws may also be altered, amended or repealed by the affirmative vote of not less than a majority of the shares present or represented at any annual or special meeting of the shareholders at which a quorum is in attendance.

Shareholder Rights Plan.

State Financial. Pursuant to a shareholder rights agreement, dated July 27, 1999, each share of State Financial common stock is accompanied by one preferred share purchase right (a “Right”). Each Right entitles the registered holder to purchase from State Financial one one-thousandth of a share of Class A Preferred Stock, $1.00 par value (the “SFSC Preferred Shares”), of State Financial at a price of $70 per one one-thousandth of a SFSC Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of fifteen percent of more of the outstanding common stock of State Financial or (ii) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of fifteen percent or more of such outstanding common stock of State Financial. Unless terminated earlier, the Rights will expire on July 27, 2009. The shareholder rights agreement has been amended to exclude the proposed merger transaction between State Financial and Associated. As a result, the proposed merger transaction between State Financial and Associated will not trigger the Rights and the Rights will be extinguished upon completion of the merger.

Associated. Associated does not have a shareholder rights plan.

Resale of Associated Common Stock Issuable in the Merger

The shares of Associated common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended, and be freely tradable under the Securities Act except for shares issued to any shareholder of State Financial who may be an “affiliate” of State Financial at the time of the special meeting for purposes of Rule 145 under the Securities Act. Each affiliate identified by State Financial has entered into an agreement with Associated providing that such affiliate will be subject to Rule 145(d) under the Securities Act, and will not transfer any shares of Associated common stock received in the merger except in compliance with the Securities Act. This proxy statement/prospectus does not cover resales of shares of Associated common stock received by any person who may be an affiliate of State Financial. State Financial has concluded that the only affiliates of State Financial are its directors and executive officers.

Pre-Merger Dividend Policy

State Financial. State Financial expects to declare, until the effective time of the merger, its regularly scheduled quarterly dividends not to exceed $0.17 per share.

Associated. Associated expects to continue to declare, until the effective time of the merger, its regularly scheduled dividends.

The merger agreement provides that Associated and State Financial will coordinate with each other with respect to payment of dividends on shares of Associated and State Financial common stock and with respect to the applicable payment and record dates so that holders of shares of Associated and State Financial common stock will not receive two dividends or fail to receive a dividend in any calendar quarter as a result of the merger.

Post-Merger Dividend Policy

It is the current intention of the Board of Directors of Associated to continue to declare cash dividends on the shares of Associated common stock following the merger. The dividend is currently in the amount of $0.27 per quarter or $1.08 on an annualized basis, in each case per share. Future dividends will be determined by the Associated Board of Directors in light of the earnings and financial condition of Associated and its subsidiaries and other factors, including applicable governmental regulations and policies. In that regard, Associated is a legal entity separate and distinct from its banking and non-banking subsidiaries, and the principal sources of Associated’s income are dividends and interest from such subsidiaries. The payment of dividends by Associated’s banking subsidiaries is subject to restrictions under applicable governmental regulations. See also “The Merger—Pre-Merger Dividend Policy.”

Material United States Federal Income Tax Consequences

The following summary sets forth the United States federal income tax consequences of the merger that are expected to be material to U.S. holders (as defined below) of State Financial common stock. This summary is included for general information purposes only and does not purport to be a complete technical analysis or listing of all potential tax consequences that may be relevant to parties to the merger. It is not intended to be, nor should it be construed as being, legal or tax advice. For this reason, holders of State Financial common stock should consult their own tax advisors concerning the tax consequences of the merger. Further, this discussion does not address any tax consequences arising under the income or other tax laws of any state, local or foreign jurisdiction or any tax treaties.

This discussion is based upon the Internal Revenue Code of 1986, as amended (referred to as the “Code”), the applicable regulations of the U.S. Treasury Department, and publicly available judicial and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus, any of which may change, possibly retroactively. Any changes could affect the continuing validity of this discussion.

For purposes of this summary, the term U.S. holder means a beneficial owner of shares of State Financial common stock who is:

•	an individual who is a citizen of the United States or who is resident in the United States for United States federal income tax purposes;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	a trust, if either (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

For purposes of this discussion, an entity that is classified as a partnership for federal income tax purposes is not a U.S. holder. The United States federal income tax treatment of a partnership and its partners depends upon a variety of factors, including the activities of the partnership and the partners. Holders of State Financial common stock that are partnerships or partners in a partnership for United Stated federal income tax purposes should consult their tax advisors concerning the United States federal income tax consequences of the merger.

This summary assumes that you hold your shares of State Financial common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution or thrift;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity or an owner thereof;

•	an entity taxable as a partnership for United States federal income tax purposes;

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities or foreign currencies;

•	a trader or an investor in securities who elects the mark-to-market method of accounting for your securities;

•	a State Financial shareholder who received State Financial common stock from the exercise of employee stock options, from an employee stock purchase plan or otherwise as compensation;

•	a State Financial shareholder who received State Financial common stock from a tax-qualified retirement plan, individual retirement account or other qualified savings account;

•	a U.S. holder that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any State Financial employee or other benefit plan; or

•	a State Financial shareholder who holds State Financial common stock as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction; or other risk reduction or integrated investment transaction.

This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances, including without limitation alternative minimum tax consequences. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, you are strongly urged to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Tax Opinion

Completion of the merger is conditioned on, among other things, the receipt by State Financial of a tax opinion from Foley & Lardner LLP that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. This opinion will be based on representation letters provided by State Financial and Associated to be delivered at the time of closing and on specified assumptions, including the assumptions that the merger will be completed according to the terms of the merger agreement and that there will be no material changes in existing facts or in law. If any of those representations, warranties, covenants or assumptions is inaccurate, Foley & Lardner LLP may not be able to provide its required opinion.

The opinion to be delivered by Foley & Lardner LLP will neither bind the Internal Revenue Service nor preclude the Internal Revenue Service from challenging the conclusions set forth therein, nor preclude a court from adopting a contrary position. Neither Associated nor State Financial intends to obtain a ruling from the Internal Revenue Service regarding the tax consequences of the merger. The following discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

United States Federal Income Tax Consequences to U.S. Holders

Income Tax Consequences In General. Subject to the assumptions and qualifications set forth above, and assuming that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, the United States federal income tax consequences of the merger that are expected to be material to a U.S. holder of State Financial common stock are as follows:

•	you will not recognize gain or loss on your exchange of State Financial common stock for Associated common stock, except to the extent you receive cash in lieu of fractional shares of Associated common stock;

•	your aggregate tax basis in the Associated common stock that you receive in the merger will equal your aggregate tax basis in the State Financial common stock you surrender less the tax basis allocable to any fractional share of Associated common stock; and

•	your holding period for the Associated common stock that you receive in the merger will include your holding period for the shares of State Financial common stock that you surrender in the exchange.

If you acquired different blocks of State Financial common stock at different times and at different prices, any gain or loss will be determined separately with respect to each block of State Financial common stock, and the cash and Associated common stock you receive will be allocated pro rata to each such block of stock. In addition, your basis and holding period in your Associated common stock will be determined with reference to each block of State Financial common stock.

Cash in Lieu of Fractional Shares. You will generally recognize gain or loss on any cash received in lieu of a fractional share of Associated common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Gain or loss, if any, that you recognize in connection with the merger will generally constitute capital gain or loss and will constitute long-term capital gain or loss if your holding period in your State Financial common stock is greater than one year as of the date of the merger. If you are a non-corporate holder of State Financial common stock, net long-term capital gain generally will be taxed at a maximum stated United States federal income tax rate of 15%. The deductibility of capital losses is subject to limitation.

Reporting Requirements. If you receive Associated common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Such facts will include, but not be limited to, the cost or other basis in the shares of State Financial common stock exchanged in the merger and the Associated common stock and other consideration received in the merger.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply with respect to cash received in lieu of fractional shares by a U.S. holder in connection with the merger. This information reporting obligation, however, does not apply with respect to certain U.S. holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts. In the event that a U.S. holder subject to the reporting requirements fails to supply its correct taxpayer identification number in the manner required by applicable law or is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends, a backup withholding tax (at a rate that is currently 28%) generally will be imposed on the amount of the cash received in lieu of fractional shares. A U.S. holder may generally credit any amounts withheld under the backup withholding provisions against its United States federal income tax liability, and, as a result, may be entitled to a refund, provided the required information is furnished to the Internal Revenue Service. Such amounts, once withheld, are not refundable by State Financial or Associated. In general, information and backup withholding will apply with respect to cash received in lieu of fractional shares by a non-U.S. holder in connection with the merger unless the non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

FIRPTA Withholding

Under Section 1445 of the Code, a person acquiring a United States real property interest from a foreign person generally is required to deduct and withhold a tax equal to 10% of the amount realized by that foreign person on the sale or exchange of that United States real property interest, referred to here as FIRPTA Withholding. However, Section 1445(b)(6) of the Code exempts from FIRPTA Withholding the sale or exchange of a share of stock that is treated as a United States real property interest if that share of stock is regularly traded on an established securities market.

State Financial expects that the State Financial common stock will continue to be regularly traded on the Nasdaq National Market at all times leading up to and as of the effective time of the merger, such that the State Financial common stock should be considered to be “regularly traded on an established securities market” for purposes of Section 897(c)(3) of the Code. Assuming that this expectation proves to be correct, neither Associated nor the exchange agent will be required to deduct and withhold amounts on account of FIRPTA Withholding with respect to a non-U.S. holder’s exchange of State Financial common stock for Associated common stock in the merger, or with respect to a non-U.S. holder that receives a cash payment in lieu of a fractional share of Associated common stock.

Accounting Treatment

The business combination resulting from the merger will be accounted for under the purchase method of accounting. Under this method of accounting, the total consideration paid in the merger will be allocated among State Financial’s assets, liabilities and identified intangible assets based on the estimated fair values of the assets acquired, the liabilities assumed and identified intangible assets and any amount of consideration in excess of the total fair value of such assets, liabilities and identified intangible assets will be recorded as goodwill. The consolidated financial statements of Associated will include the results of operations of State Financial from the date of acquisition.

Financial Interests of State Financial Executive Officers and Directors in the Merger

When considering the recommendations of State Financial’s Board of Directors, you should be aware that some executive officers of State Financial and members of the State Financial Board of Directors may have interests in the merger that are different from, or in addition to, your interests. These interests may create potential conflicts of interests. The members of State Financial’s Board of Directors were aware of these interests when they approved the merger and the merger agreement. Except as described below, to the knowledge of State Financial, the executive officers and directors of State Financial do not have any material interest in the merger, apart from their interests as State Financial shareholders.

Executive Separation Agreements, Releases and Noncompetion Agreements. Three executive officers of State Financial (two of whom are also directors of State Financial) have each agreed to enter into a separation agreement and general release and a noncompete agreement immediately prior to the effective time of the merger. The separation agreements terminate the existing employment agreements and severance arrangements of the executive officers with State Financial. The noncompete agreements restrict the ability of the executive officers to compete against Associated for a period of two years after the effective time of the merger. Under these agreements, the executive officers will receive payments at the effective time of the merger relating to the separation agreements, releases and the noncompete agreements. The total amounts of these payments to Messrs. Falbo, Cera and Westrope will be $1,358,169, $1,262,031 and $923,610, respectively.

Employment Agreements. The three executive officers have each also agreed to enter into an employment agreement with Associated. Under the employment agreements, the executive officers will provide services to a bank subsidiary of Associated for a period of five years in the case of Mr. Falbo and three years in the case of Messrs. Cera and Westrope. The annual base salaries to be paid to Messrs. Falbo, Cera and Westrope under the new employment agreements will be $250,000, $260,000 and $200,000, respectively. The employment agreements also provide for additional benefits to the executives, including $1.5 million of life insurance coverage at Associated’s cost and maintenance of the executive’s balance under State Financial’s Supplemental Executive Retirement Plan.

Stock Options. All outstanding stock options to purchase shares of State Financial common stock will become vested as of the effective time of the merger, including stock options held by directors and executive officers of State Financial. For additional information on the effect of the merger on State Financial stock options, see “The Merger—Treatment of Stock Options” above.

As of the                     , 2005, record date for the special meeting, the number of shares of State Financial common stock subject to unvested options held by State Financial’s executive officers and directors was as follows:

Name	Number of Shares Subject to Unvested Options as of the Record Date
Michael J. Falbo	112,357
Robert J. Cera	58,695
Daniel L. Westrope	35,577
John B. Beckwith	12,785
Peter LeSueur	11,972
Jerome J. Holz	3,500
Richard A. Meeusen	3,500
Thomas S. Rakow	3,500
Kristine Rappé	3,500
David M. Stamm	3,500
Barbara E. Weis	3,500
Ulice Payne, Jr.	2,625
Donna M. Bembenek	10,665
John R. Burnett	10,700
Carl R. Cecelia	5,127
Karen A. Gerli	6,302
Brian T. Hillstrom	11,350
Thomas M. Lilly	16,287
Jeryl M. Sturino	8,705
David G. Towe	7,650

All State Financial directors and Executive officers as a group	331,797

Transition Agreements. State Financial has in place transition agreements with certain of its executive officers, including Messrs. Falbo, Cera and Westrope, that are triggered by a change of control of State Financial. The transition agreements of Messrs. Falbo, Cera and Westrope will be terminated by the separation agreements described above under “—Executive Separation Agreements, Releases and Noncompetition Agreements.”

However, with respect to the other executive officers of State Financial party to a transition agreement, if the proposed merger between State Financial and Associated is consummated, a change of control of State Financial will occur under these transition agreements. In such event, the transition agreements will remain in place and will be assumed by Associated.

Under the terms of the transition agreements, upon a change of control of State Financial, the executive officers’ employment, authority, duties and responsibilities will remain, for a period of two years, at least commensurate in all material respects with those prior to the change of control. Their compensation and benefits may not be reduced or the location of their employment significantly changed during the two year employment period. The transition agreements provide that, in the event of termination of the executive’s employment with State Financial (or its successor) for any reason (other than death) within two years after a change of control of State Financial, such individual will receive a cash payment in an amount equal to the product of the sum of (i) the individual’s highest annual base salary during the twelve-month period preceding termination, (ii) the highest annual bonus paid during the three-year period preceding termination and (iii) State Financial’s annual contribution to deferred compensation and pension plans for the year out of the three years prior to termination in which State Financial’s contribution was the highest, multiplied by the number of years or fraction thereof remaining in the employment period under the agreements. Such individuals will also receive continued medical benefits, life insurance, welfare benefits and outplacement services until the earlier of the end of the employment period remaining under the agreements or such time as the individual has obtained new employment. If the total payments to any executive under a transition agreement (plus payment under any other plan or agreement between State Financial and the executive) would constitute an “excess parachute payment” under Section 280G of the Code, then the total payments to be made to the executive will be reduced such that the value of the total payments will be one dollar less than the maximum amount that the executive may receive without becoming subject to the tax imposed by Section 4999 of the Code or that State Financial (or its successor) may pay without loss of deduction under Section 280G(a) of the Code. Each transition agreement provides that, notwithstanding this cap on payments to an executive, if any of the payments made to the executive are ultimately determined by a court or the Internal Revenue Service to be “excess parachute payments” as defined in Section 280G of the Code, then State Financial (or its successor) will pay to the executive an additional “gross-up” amount such that the total amount retained by the executive (after deduction of the tax penalty imposed upon the executive under Section 4999 of the Code plus any interest charges or penalties) will equal the capped amount intended to be paid to the executive under the transition agreement. The agreements also provide the foregoing benefits in connection with certain termination that are effected in anticipation of a change of control.

Executive Employment and Consulting Agreement. On December 31, 1999, State Financial entered into an Executive Employment and Consulting Agreement with Jerome J. Holz, who currently serves as a director of State Financial. Under the agreement, Mr. Holz began serving as a consultant to State Financial for life on January 1, 2000, and State Financial pays Mr. Holz an annual consulting payment of $225,000 (subject to downward adjustment in the event of disability) and provides supplemental Medicare insurance coverage and prescription medication coverage for each year during such consulting period. The agreement also provides that in the event of a change of control of State Financial, Mr. Holz shall receive one lump sum payment equal to the then present value of the remaining consulting compensation for the remainder of Mr. Holz’s then actuarial life expectancy. As with the transition agreements discussed above, the proposed merger between State Financial and Associated will constitute a change of control of State Financial under the agreement with Mr. Holz and, therefore, Mr. Holz will be entitled to the lump sum payment as provided in the agreement.

Employee Stock Ownership Plan. Upon closing of the merger, the unallocated stock in the ESOP will be sold to retire any outstanding loans (which totaled an aggregate of $             as of the                     , 2005 record date). The remaining shares of unallocated stock in the ESOP, estimated to be                      with an aggregate value of $             as of the                     , 2005 record date, will be allocated to individual accounts of the ESOP participants, including Messrs. Falbo, Cera and Westrope. The estimated number of shares of that allocation as of the             , 2005 record date for Messrs. Falbo, Cera and Westrope was              shares,              shares and              shares, respectively.

Indemnification and Insurance. In the merger agreement, Associated has agreed to indemnify State Financial’s directors and officers to the fullest extent permissible under State Financial’s Articles of Incorporation, State Financial’s Bylaws and applicable law. In the merger agreement, Associated has also agreed to obtain directors’ and officers’ liability insurance that serves to reimburse the directors and officers of State Financial for any wrongful acts or omissions committed or allegedly committed before the effective time of the merger for a period of six years after the effective time of the merger. However, Associated is not required to expend more than 200% of last year’s annual premium paid by State Financial for its existing directors’ and officers’ liability insurance coverage.

Other Related Party Transactions

In the ordinary course of conducting their banking and financial services businesses, each of Associated, State Financial and their respective subsidiaries and affiliates may do business and engage in banking transactions with the other party and its subsidiaries, which may include but not be limited to interests or participation in loans and interbank advances.

Management After the Merger

In the merger, State Financial will be merged into Associated and the separate corporate existence of State Financial will cease.

The officers and directors of Associated prior to the merger will continue as officers and directors of the surviving corporation. See “Where You Can Find More Information” for additional information regarding Associated’s and State Financial’s current directors and executive officers.

THE MERGER AGREEMENT

The following is a brief summary of the material terms of the merger agreement. A complete copy of the merger agreement is attached as Exhibit A to this proxy statement/prospectus and is incorporated in this proxy statement/prospectus. We encourage you to read the entire merger agreement.

You should not rely upon the representations and warranties in the merger agreement or the description of them in this proxy statement/prospectus as statements of factual information about either Associated or State Financial. These representations and warranties were made by Associated and State Financial only for purposes of the merger agreement, were made solely to each other as of the date of the merger agreement and are subject to modification or qualification by other disclosures made in connection with the merger agreement. The representations and warranties are reproduced and summarized in this proxy statement/prospectus solely to provide information regarding the terms of the merger agreement and not to provide you with any other information regarding Associated or State Financial. Such information about Associated and State Financial can be found elsewhere in this joint proxy statement/prospectus and in other public filings we make with the SEC. See “Where You Can Find More Information.”

The Merger

The merger agreement provides that, following the approval of the merger agreement by the shareholders of State Financial and the satisfaction or waiver of the other conditions to the merger, State Financial will be merged with and into Associated. If the merger agreement is approved by the shareholders of State Financial and the other conditions to the merger are satisfied or waived, then the merger will become effective upon the filing of Articles of Merger with the Department of Financial Institutions of the State of Wisconsin.

At the effective time of the merger, each outstanding share of State Financial common stock will be converted into the right to receive 1.20 shares of Associated common stock (or cash for any fractional shares).

With regard to the treatment of fractional share interests, see “The Merger—Conversion of Shares; Procedures for Exchange of Certificates; Fractional Shares.”

Representations and Warranties

The merger agreement contains customary representations and warranties relating to, among other things,

•	each of Associated’s and State Financial’s and their respective subsidiaries’ organization and similar corporate matters;

•	the capital structure of each of Associated, State Financial and State Financial’s subsidiaries;

•	authorization, execution, delivery, performance and enforceability of the merger agreement and other related matters;

•	documents filed by Associated and by State Financial with the Securities and Exchange Commission and federal and state banking authorities and the accuracy of the financial statements and the other information contained in those documents;

•	the accuracy of information supplied by each of Associated and State Financial in connection with this proxy statement/prospectus;

•	compliance with laws including securities, environmental, employment and lending laws;

•	no material pending or threatened litigation except as otherwise disclosed to the other party or in filings by Associated or State Financial with the Securities and Exchange Commission;

•	filing of tax returns and payment of taxes;

•	matters relating to material contracts and employment contracts of State Financial;

•	matters relating to retirement and other employee benefit plans of State Financial and Associated;

•	the absence of any burdensome contracts, agreements or restrictions;

•	absence of various material changes or events since December 31, 2004;

•	maintenance by State Financial of books of account and accounting controls, loan documentation and disclosure;

•	no action taken that would prevent the merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code;

•	good title to the properties of State Financial and its subsidiaries, free of liens except as specified;

•	insurance matters relating to State Financial;

•	transactions by State Financial with related parties;

•	matters relating to State Financial’s labor relations; and

•	absence of substandard or related party loans by State Financial’s bank subsidiary.

Conduct of Business Pending the Merger

State Financial. In the merger agreement, State Financial has agreed that prior to the effective time of the merger, unless the prior written consent of Associated has been obtained, State Financial and its subsidiaries will

•	carry on their business only in the ordinary course consistent with past practices;

•	use commercially reasonable efforts to preserve intact their business organization and assets, maintain their rights and franchises, retain the services of their officers and key employees and maintain their relationships with customers;

•	use commercially reasonable efforts to maintain and keep their properties in as good repair and condition as at the time of the execution of the merger agreement, ordinary wear and tear excepted;

•	use commercially reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that maintained by it at the time of the execution of the merger agreement;

•	perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business;

•	purchase and sell securities in accordance with certain guidelines;

•	comply with certain capital requirements;

•	with respect to State Financial on a consolidated basis, maintain as of January 31, 2005, and thereafter an aggregate loan loss reserve, and replenish such reserve for all charge-offs, in accordance with generally accepted accounting principles applied consistently with past practice, and make additions to such reserve required for new problem loans in accordance with generally accepted accounting principles applied consistently with past practice;

•	engage in lending activities, extensions of credit and other financing or leasing arrangements in accordance with certain guidelines;

•	maintain a tax reserve of not less than an amount determined in accordance with generally accepted accounting principles consistently applied;

•	take all reasonable steps to assure that any transactions in State Financial’s stock by its affiliates are conducted in accordance with all applicable laws, rules, and regulations;

•	use commercially reasonable efforts to comply in all material respects and in a timely manner with all applicable requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, state securities laws, and the rules and regulations thereunder, and all applicable listing and corporate governance requirements of Nasdaq and maintain the listing of shares of State Financial common stock on Nasdaq;

•	subject to applicable law, notify Associated prior to the commencement of any investigation regarding, or upon receipt by State Financial of any allegation of, any reasonably likely material violation by State Financial, any of its subsidiaries, or any director, officer, employee or affiliate of State Financial or any of its subsidiaries of applicable law, the listing standards of Nasdaq or any code of conduct or ethics applicable to any directors, officers or employees of State Financial or any of its subsidiaries and, after consultation with Associated, take all reasonable actions in the conduct of any such investigation or the response to any such allegations; and

•	subject to applicable law, notify Associated of the receipt of any complaints (actual or constructive) or allegations of reasonably likely actual or potential material violations by State Financial, any of its subsidiaries, or any director, officer, employee or affiliate of State Financial or any of its subsidiaries of applicable law, the listing standards of Nasdaq or any code of conduct or ethics applicable to any directors, officers or employees of State Financial or any of its subsidiaries and, after consultation with Associated, take all reasonable actions in the conduct of any such investigation or the response to any such allegations.

State Financial has also agreed that prior to the effective time of the merger, unless the prior written consent of Associated has been obtained, neither State Financial nor its subsidiaries will:

•	(i) grant any general increase in compensation to its employees as a class, or to its officers or directors, except in accordance with past practice or as required by law or increases which are not material; (ii) effect any change in retirement benefits to any class of employees or officers or directors (unless any such changes shall be required by applicable law) which would increase its retirement benefit liabilities; (iii) adopt, enter into, amend or modify any employee benefit plan or make any adjustments pursuant to any employee benefit plan except as required by law or maintain qualification under the Internal Revenue Code; or (iv) enter into or amend any employment, severance or similar agreements or arrangements with any directors or officers, other than as is consistent with the normal severance policies of State Financial and its subsidiaries in effect on the date of the merger agreement; anything to the contrary notwithstanding, State Financial shall be required to obtain the consent of Associated prior to effecting any of the changes identified in (i) through (iv) only to the extent that the activities result individually in an increase in cost or expense (current or future) in an annual amount greater than $10,000 or in the aggregate in an increase or in cost or expense (current or future) in an annual amount greater than $50,000;

•	declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock, except that State Financial may declare and pay a regular quarterly cash dividend per share not exceeding $0.17 per share and any subsidiary of State Financial can pay a dividend to State Financial or any other subsidiary of State Financial;

•	redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or other rights to acquire any shares of its capital stock or any such securities or obligations;

•	merge with or into any other corporation or bank, permit any other corporation or bank to merge into it, or consolidate with any other corporation or bank, or effect any reorganization or recapitalization;

•	purchase or otherwise acquire any assets or stock of any corporation, bank, or other business, other than in the ordinary course of its banking business;

•	liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of its business, consistent with past practice;

•	split, combine, or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

•	issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of its capital stock (including shares held in treasury) (except for certain issuances of shares in connection with the exercise of any option outstanding on the date of the merger agreement) or any rights, warrants or options to acquire, any such shares;

•	propose or adopt any amendments to its corporate charter or bylaws in any way materially adverse to Associated;

•	purchase any shares of Associated common stock, except in fiduciary capacities for the account of customers;

•	change any of its methods of accounting in effect at December 31, 2004, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2003, except as may be required by law or generally accepted accounting principles;

•	except for certain costs and expenses set forth below, change any lending, investment, liability management or other material policies concerning the business or operations of State Financial or any of its subsidiaries in any material respect, organize any new subsidiaries or enter into any new non-banking line of business whether or not permissible under applicable federal or state law, or make any material changes in its operations;

•	settle any claim, action, suit, litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $50,000 or in any manner which would restrict in any material respect the operations or business of State Financial or any of its subsidiaries;

•	purchase any new financial product or instrument which involves entering into a contract with a term of 12 months or longer, excluding loans to customers and investments permitted above;

•	incur or pay legal and accounting fees in connection with the transaction contemplated by the merger agreement on other than a standard hourly fee basis for work completed and investment banking fees in connection with the transaction contemplated by the merger agreement in excess of the amount determined pursuant to the engagement letter dated March 4, 2005, between State Financial and Sandler O’Neill & Partners;

•	for any plan year, depending on the applicable plan, accrue for, contribute to or pay through any pension plan, welfare plan, or fringe benefit plan an amount (determined as a percentage of compensation paid to participants) larger than the amount contributed to such plan for the previous plan year of such plan (determined as a percentage of compensation paid to participants) unless (i) such amount does not exceed $50,000 in the aggregate with respect to all plans during any twelve month period; or (ii) as required by law; provided, however, that State Financial may not make any change other than as required by law to the terms of any such plan (including, but not limited to, changes to eligibility or benefit levels);

•	effect a change, directly or indirectly, or enter into any agreement directly or indirectly, which would result in a change in any insurance policy or benefit, including, but not limited to, entering into or purchasing any new insurance policies (except in certain limited circumstances), disposing of any insurance policies, changing the nature or scope of any interest in any existing policies, or making additional contributions to any insurance policy, except as required to keep the policy in force; provided, however, that State Financial and its subsidiaries are not prohibited from renewing or replacing as they expire any existing coverage relating to their normal operations on substantially similar terms as the prior coverage;

•	enter into material related party transactions;

•	amend, modify, renegotiate, or change any agreement, contract, commitment, obligation, or other instrument to which State Financial or any of its subsidiaries is a party or otherwise is bound and which is material to State Financial or any of its subsidiaries individually or taken as a whole; or

•	take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied, or a breach of any provision of the merger agreement, except, in every case, as may be required by applicable law.

Associated. In the merger agreement, Associated has agreed that prior to the effective time of the merger, unless the prior written consent of State Financial has been obtained, Associated and its subsidiaries will

•	operate their business only in the ordinary course consistent with past practices and maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as utilized in Associated’s financial statements applied on a consistent basis;

•	conduct their business in a manner that does not violate any law, except for possible violations which individually or in the aggregate do not, or insofar as reasonably can be foreseen will not, have a material adverse effect on Associated;

•	use commercially reasonable efforts to comply in a timely manner with all applicable requirements of securities laws, the Sarbanes-Oxley Act of 2002 and all applicable listing and corporate governance requirements of Nasdaq; and

•	remain “well-capitalized” under applicable regulatory capital guidelines.

Associated has also agreed that prior to the effective time of the merger, unless the prior written consent of State Financial has been obtained, neither Associated nor its subsidiaries will:

•	solely in the case of Associated, declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock unless appropriate adjustment or adjustments are made to the exchange ratio;

•	take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied, or a breach of any provision of the merger agreement, except, in every case, as may be required by applicable law;

•	amend its Articles of Incorporation or Bylaws or other governing instruments in a manner which would adversely affect in any manner the terms of the shares of Associated common stock or the ability of Associated to consummate the transactions contemplated by the merger agreement; or

•	enter into any agreement providing for, or otherwise participate in, any merger, consolidation or other transaction in which Associated or any surviving corporation would be required not to consummate the merger or any of the other transactions contemplated by the merger agreement in accordance with the terms of the merger agreement, as the case may be.

No Solicitation of Competing Transactions

The merger agreement provides that State Financial and its subsidiaries will not initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to any Competing Transaction (as defined below) or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to take any such action. However, the Board of Directors of State Financial is not prohibited from furnishing or permitting any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to furnish information to any party that requests information about State Financial and its subsidiaries or engage in negotiations or discussions with any party if the Board of Directors of State Financial, after consultation with outside legal counsel, determines in good faith that the failure to do so would cause the Board of Directors of State Financial to breach its fiduciary duties under applicable law, if prior to furnishing such information or engaging in such negotiations or discussions, State Financial provides Associated with at least three business days’ notice, and if prior to furnishing information to such party, State Financial receives from such party an executed confidentiality agreement in reasonably customary form.

For purposes of the merger agreement, a “Competing Transaction” means any of the following involving State Financial or any of State Financial’s subsidiaries:

•	any merger, consolidation, share exchange, business combination or other similar transaction;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of assets in a single transaction or series of transactions, excluding from the calculation of such percentage any such transactions undertaken in the ordinary course of business and consistent with past practice;

•	any sale of 10% or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock);

•	any tender offer or exchange offer for 10% or more of the outstanding shares of capital stock;

•	any solicitation of proxies in opposition to approval by State Financial’s shareholders of the merger;

•	the filing of an acquisition application (or the giving of acquisition notice) whether in draft or final form under the Bank Holding Company Act or the Change in Bank Control Act with respect to State Financial or its subsidiaries;

•	any person acquires beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Securities Exchange Act and the rules and regulations promulgated thereunder) is formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of capital stock of State Financial; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing.

Conditions to Completion of the Merger

Conditions to Both Parties’ Obligations. The obligations of Associated and State Financial to complete the merger are subject to the following conditions:

•	the merger agreement must be approved by the requisite vote of the holders of State Financial common stock;

•	the Registration Statement of which this proxy statement/prospectus is a part must be declared effective by the Securities and Exchange Commission under the Securities Act, no stop order suspending the effectiveness of the Registration Statement may be issued by the Securities and Exchange Commission and no proceedings for that purpose shall, on or prior to effective time of the merger, have been initiated or, to the knowledge of Associated and State Financial, threatened by the Securities and Exchange Commission and Associated must have received all other federal and state securities permits and authorizations necessary to issue the shares of Associated common stock under the merger agreement;

•

the merger must be approved by the Federal Reserve Board, the Wisconsin Department of Financial Institutions and all other required regulatory agencies, which approvals may not contain any condition (including, without limitation, any requirement to raise additional capital) that would significantly adversely affect or significantly adversely limit the business or operations of Associated or any of its subsidiaries or significantly adversely impact the economic or business benefits of the transactions contemplated by the merger agreement, and any conditions required to be satisfied prior to the effective time of the merger imposed by the terms of such approvals shall have been satisfied and all waiting periods with respect to such approvals must have expired; and

•	there may not be any statute, rule, regulation, executive order, decree, injunction or other order restricting, preventing or prohibiting completion of the merger.

Additional Conditions to Associated’s Obligations. Associated’s obligation to complete the merger is subject to the following additional conditions (any of which may be waived by Associated):

•	the representations and warranties of State Financial in the merger agreement must be complete and correct in all respects except to the extent the failure of State Financial’s representations and warranties to be so true and correct, individually or in the aggregate, would not result in a material adverse effect on State Financial, State Financial must have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement, and State Financial must have obtained all consents, waivers, approvals, orders, or authorizations required to be obtained, and all filings required to be made by State Financial shall have been obtained and made by State Financial, except where the failure to obtain any consents, waivers, approvals, orders, or authorizations required to be obtained or any filings required to be made would not have a material adverse effect on State Financial;

•	there must not be any pending action, proceeding or investigation before any court or administrative agency or by any government agency or any other person (1) challenging or seeking material damages in connection with the merger, or the exchange of State Financial common stock into Associated common stock pursuant to the merger, or (2) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Associated or its subsidiaries of all or any portion of the business or assets of State Financial or any of its subsidiaries, which in either case is reasonably likely to have a material adverse effect on either State Financial or Associated;

•	Associated must receive the opinion of counsel to Associated that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, that each of Associated and State Financial will each be a party to a reorganization within the meaning of Section 368(b) of the Internal Revenue Code, that no gain or loss will be recognized by any shareholder of State Financial upon consummation of the merger (except with respect to cash received for any fractional shares) and that the basis of shares of Associated common stock received by the shareholders of State Financial pursuant to the merger will be the same as that of the shares of State Financial common stock surrendered in exchange therefor, decreased by the amount of the cash and the fair market value of the other property received and increased by the amount treated as a dividend, if any, and by the amount of gain recognized on the exchange (not including any portion of the gain that is treated as a dividend) (see “The Merger—Material United States Federal Income Tax Consequences,” above);

•	since the date of the merger agreement, (i) no event shall have occurred which is not consistent with the normal operations of State Financial or otherwise not intended or reasonably anticipated which has a material adverse effect on State Financial, and (ii) no condition, event, fact, circumstances, or other occurrence shall have occurred which is not consistent with the normal operations of State Financial or otherwise not intended or reasonably anticipated that may reasonably be expected to have or result in such a material adverse effect on State Financial;

•	State Financial’s filings of periodic reports with the Securities and Exchange Commission must contain all certifications and statements required under Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934 and under the Sarbanes-Oxley Act of 2002 without any qualifications, exceptions or limitations; and

•	three executive officers of State Financial must each enter into an employment agreement, a noncompete agreement and a separation agreement and general release.

Additional Conditions to State Financial’s Obligations. State Financial’s obligation to complete the merger is subject to the following additional conditions (any of which may be waived by State Financial):

•	the representations and warranties of Associated in the merger agreement must be complete and correct in all respects except to the extent that any failure of Associated’s representations and warranties to be so true and correct, individually or in the aggregate, would not result in a material adverse effect on Associated, Associated must have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement, and Associated must have obtained all consents, waivers, approvals, orders, or authorizations required to be obtained, and all filings required to be made by Associated shall have been obtained and made by Associated, except where the failure to obtain any consents, waivers, approvals, orders, or authorizations required to be obtained or any filings required to be made would not have a material adverse effect on Associated;

•	there must not be any pending action, proceeding or investigation before any court or administrative agency or by any government agency or any other person (1) challenging or seeking material damages in connection with the merger, or the exchange of shares of State Financial common stock into shares of Associated common stock pursuant to the merger, or (2) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by Associated or its subsidiaries of all or any portion of the business or assets of State Financial or any of its subsidiaries, which in either case is reasonably likely to have a material adverse effect on either State Financial or Associated;

•	State Financial must have received the opinion of counsel to State Financial that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, that each of Associated and State Financial will each be a party to a reorganization within the meaning of Section 368(b) of the Internal Revenue Code, that no gain or loss will be recognized by any shareholder of State Financial upon consummation of the merger (except with respect to cash received for any fractional shares) and that the basis of shares of Associated common stock received by the shareholders of State Financial pursuant to the merger will be the same as that of the shares of State Financial common stock surrendered in exchange therefor, decreased by the amount of the cash and the fair market value of the other property received and increased by the amount treated as a dividend, if any, and by the amount of gain recognized on the exchange (not including any portion of the gain that is treated as a dividend) (see “The Merger—Material United States Federal Income Tax Consequences,” above);

•	since the date of the merger agreement, (i) no event shall have occurred which is not consistent with the normal operations of Associated or otherwise not intended or reasonably anticipated which has a material adverse effect on Associated, and (ii) no condition, event, fact, circumstances, or other occurrence shall have occurred which is not consistent with the normal operations of Associated or otherwise not intended or reasonably anticipated that may reasonably be expected to have or result in such a material adverse effect on Associated; and

•	Associated’s filings of periodic reports with the Securities and Exchange Commission must contain all certifications and statements required under Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002 without any qualifications, exceptions or limitations.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the matters presented in connection with the merger by the shareholders of State Financial:

1. by mutual consent of Associated and State Financial;

2. by either State Financial or Associated if (a) there has been a breach in any material respect of any representation, warranty, covenant or agreement on the part of the other party set forth in the merger agreement, or (b) any representation or warranty of the other party has been discovered to have become untrue in any material respect, in either case which breach or other condition has not been cured within 15 business days following receipt by the nonterminating party of notice of such breach or other condition, provided that the merger agreement may not be terminated by the breaching party or party making any representation or warranty which has become untrue in any material respect;

3. by either Associated or State Financial if any permanent injunction preventing the consummation of the merger has become final and nonappealable;

4. by either Associated or State Financial if the Federal Reserve Board or the Wisconsin Department of Financial Institutions denies approval of the merger and neither Associated nor State Financial has, within 30 days after the entry of such order denying approval, filed a petition seeking review of such order as provided by applicable law;

5. by either Associated or State Financial if the merger has not been completed by September 30, 2005, or December 31, 2005, if the merger is not completed by September 30, 2005 solely due to the failure of the Securities and Exchange Commission to clear this proxy statement/prospectus for mailing a sufficient time before September 30, 2005, or the failure to obtain all required governmental approvals a sufficient time before September 30, 2005, for a reason other than the failure of the terminating party to comply with its obligations under the merger agreement;

6. by Associated or State Financial if all of the conditions to the terminating party’s obligation to complete the merger have not been satisfied on or before September 30, 2005, or December 31, 2005, if the merger is not completed by September 30, 2005 solely due to the failure of the Securities and Exchange Commission to clear this proxy statement/prospectus for mailing a sufficient time before September 30, 2005, or the failure to obtain all required governmental approvals a sufficient time before September 30, 2005;

7. by Associated, if State Financial’s Board of Directors (a) withdraws or modifies or changes in a manner adverse to the interests of Associated its recommendation or approval with respect to the merger agreement or the merger or publicly announces any intention to so withdraw or modify its recommendation or approval with respect to the merger agreement or the merger, (b) makes any recommendation with respect to a Competing Transaction (including making no recommendation within seven days after the public announcement of such Competing Transaction or stating an inability to make a recommendation), other than a recommendation to reject such Competing Transaction, or (c) takes any action prohibited by State Financial’s covenant described under “The Merger Agreement—No Solicitation of Competing Transactions” above;

8. by Associated if, prior to the effective time of the merger, State Financial enters into any agreement to engage in a Competing Transaction;

9. by State Financial if, prior to approval of the merger by State Financial’s shareholders, State Financial’s Board of Directors approves any bona fide Competing Transaction that the Board of Directors determines, in its good faith judgment (after consultation with its financial advisor), would, if consummated, provide greater value from a financial point of view to State Financial’s shareholders than the transactions contemplated by the merger agreement (taking into account all of the terms and conditions of such Competing Transaction, including any conditions to consummation and the likelihood of such Competing Transaction being consummated) (any such Competing Transaction, a “Superior Proposal”) but only if prior to such termination, State Financial has complied with its covenant described under “The Merger Agreement—No Solicitation of Competing Transactions” above and State Financial provides Associated with 48 hours prior written notice of State Financial’s decision to terminate, which notice indicates in reasonable detail the material terms and conditions of the Superior Proposal that State Financial is permitted to provide to Associated, including, without limitation, the amount and form of the proposed consideration and whether such transaction is subject to any material conditions;

10. by Associated if State Financial fails (a) to hold a special meeting of shareholders to approve the merger agreement, (b) to solicit the approval of the merger agreement by its shareholders by mailing or delivering this proxy statement/prospectus, or (c) to use commercially reasonable efforts to obtain the approval of the merger agreement by its shareholders; or

11. by either Associated or State Financial if the merger is not approved at the special meeting of the shareholders of State Financial or any adjournment thereof.

State Financial also has the right to terminate the merger agreement based upon the performance of the market price of shares of Associated common stock after March 21, 2005, the date of the merger agreement. Under this provision of the merger agreement, State Financial may terminate the merger agreement if:

•	the average closing price of shares of Associated common stock over the ten trading day period ending three trading days prior to the scheduled effective time of the merger is less than $26.99 per share; and

•	the number obtained by dividing the average closing price of shares of Associated common stock over the ten trading day period ending three trading days prior to the scheduled effective time of the merger by $26.99 is less than the number obtained by dividing average closing prices of an index of selected peer group stocks over the ten-day trading period ending three trading days prior to the effective time of the merger by the average closing prices of such index on March 21, 2005, and subtracting 0.15 from such quotient.

If State Financial’s right to terminate the merger agreement under this provision is triggered, Associated may offer to increase the exchange ratio to compensate for the lower value of shares of Associated common stock and State Financial may either accept Associated’s offer and complete the merger or terminate the merger agreement. If Associated does not make such an offer, termination of the merger agreement under this provision is triggered.

The companies included in the index of selected peer group stocks consist of the following:

Marshall & Ilsley Corporation

TCF Financial Corporation

Mercantile Bankshares Corporation

Commerce Bancshares, Inc.

City National Corporation

BOK Financial Corporation

Fulton Financial Corporation

Sky Financial Group, Inc.

Cullen/Frost Bankers, Inc.

FirstMerit Corporation

First Midwest Bancorp, Inc.

Old National Bancorp

Citizens Banking Corporation

Huntington Bancshares Incorporated

UMB Financial Corporation

Hibernia Corporation

TD Banknorth Inc.

Valley National Bancorp

Webster Financial Corporation

Zions Bancorporation

In the event of a termination of the merger agreement by either State Financial or Associated, other than as a result of a breach by the nonterminating party or as described under “The Merger—Termination Fee” below, each party will pay its own expenses and the merger agreement will become void and there will be no liability or obligation on the part of Associated or State Financial other than under specified provisions of the merger agreement dealing with confidential treatment of nonpublic information. In the event of termination of the merger agreement caused by a willful or material breach, in addition to other remedies at law or equity for breach, the party to have breached will reimburse the nonbreaching party’s expenses under the merger agreement.

Termination Fee

State Financial must pay Associated a termination fee of $10,500,000 if the merger agreement is terminated under any of the following circumstances:

•	the merger agreement is terminated by Associated because (a) State Financial’s Board of Directors withdraws or modifies or changes in a manner adverse to Associated its recommendation or approval with respect to the merger agreement or the merger or publicly announces any intention to so withdraw or modify its recommendation or approval with respect to the merger agreement or the merger; (b) State Financial’s Board of Directors makes any recommendation with respect to a Competing Transaction (including making no recommendation within seven days after the public announcement of such Competing Transaction or stating an inability to make a recommendation), other than a recommendation to reject such Competing Transaction, or (c) State Financial enters into any agreement to engage in a Competing Transaction;

•	the merger agreement is terminated by State Financial relating to the approval of a Superior Proposal as described under “The Merger Agreement—Termination” above;

•	(a) the merger agreement is terminated by either State Financial or Associated because the shareholders of State Financial have not approved the merger or by Associated if State Financial fails to call or hold the special meeting of the shareholders of State Financial or State Financial takes any action prohibited by State Financial’s covenant described under “The Merger Agreement—No Solicitation of Competing Transactions” above; (b) at any time after the date of the merger agreement and at or before the date of such termination a proposal for a Competing Transaction is publicly announced or otherwise communicated to the senior management or Board of Directors of State Financial (a “Public Proposal”); and (c) a Competing Transaction (other than a transaction in which State Financial acquires another person for an aggregate consideration, including debt assumption, of less than $150 million) is consummated or a definitive agreement is entered into by State Financial relating to a Competing Transaction (other than a transaction in which State Financial acquires another person for an aggregate consideration, including debt assumption, of less than $150 million) within 12 months after the termination of this Agreement; or

•

(a) the merger agreement is terminated by Associated because (i) there has been a breach in any material respect of any representation, warranty, covenant or agreement on the part of State Financial, or any representation or warranty of State Financial has been discovered to have become untrue in any material respect, in either case which breach or other condition has not been cured within 15 business days following receipt by State Financial of notice of such breach or other condition or (ii) all of the conditions to its obligation to complete the merger have not been satisfied on or before September 30, 2005, or December 31, 2005, if the merger is not completed by September 30, 2005, solely due to the failure of the Securities and Exchange Commission to clear this proxy statement/prospectus for mailing a sufficient time before September 30, 2005, or the failure to obtain all required governmental approvals a sufficient time before September 30, 2005; (b) at any time after the date of the merger agreement and before such termination there shall have been a Public Proposal; (c) following the occurrence of such Public Proposal, State Financial shall have intentionally breached any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach shall have materially contributed to the failure of the effective time of the merger to occur prior to the termination of the merger agreement; and (d) a Competing Transaction (other than a transaction in which State Financial acquires another person for an aggregate consideration, including debt assumption, of less than $150 million) is consummated or a definitive agreement is entered into by State Financial relating to a Competing Transaction (other than a transaction in which State Financial acquires another person for an aggregate consideration, including debt assumption, of less than $150 million) within 12 months after the termination of this Agreement.

State Financial agreed to this termination fee arrangement in order to induce Associated to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire State Financial.

Amendment and Waiver

The merger agreement may be amended at any time prior to the effective time by action taken or authorized by the respective Boards of Directors of Associated and State Financial, except that after the merger agreement has been approved by the shareholders of State Financial, no amendment may be entered into which would reduce the amount or change the consideration into which each share of State Financial common stock will be converted upon completion of the merger without further shareholder approval. At any time prior to the effective time, either of the parties to the merger agreement may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and waive compliance with any of the agreements or conditions contained in the merger agreement.

ADDITIONAL INFORMATION CONCERNING ASSOCIATED

Associated is a bank holding company registered pursuant to the Bank Holding Company Act. It was incorporated in Wisconsin in 1964 and was inactive until 1969 when permission was received from the Board of Governors of the Federal Reserve System to acquire three banks. At March 31, 2005, Associated owned three commercial banks located in Illinois, Minnesota and Wisconsin, serving their respective local communities and, measured by total assets held at March 31, 2005, was the second largest commercial bank holding company headquartered in Wisconsin. As of March 31, 2005, Associated owned 26 limited purpose banking and nonbanking subsidiaries located in Arizona, California, Illinois, Minnesota, Nevada, Vermont and Wisconsin, that are closely related or incidental to the business of banking.

On October 29, 2004, Associated completed its acquisition of First Federal Capital Corp, a thrift holding company that had $4 billion in assets and over 90 offices, predominantly in Wisconsin. Associated completed the integration of First Federal’s operations with its own in the first quarter of 2005 and collapsed the thrift charter into its commercial bank headquartered in Green Bay, Wisconsin.

Associated provides its subsidiaries with leadership, as well as financial and managerial assistance in areas such as corporate development, auditing, marketing, legal/compliance, human resources management, risk management, facilities management, security, purchasing, credit administration, asset and liability management and other treasury-related activities, budgeting, accounting and other finance support.

Responsibility for the management of Associated’s subsidiaries remains with their respective boards of directors and officers. Services rendered to the subsidiaries by Associated are intended to assist the local management of these subsidiaries to expand the scope of services offered by them. At March 31, 2005, bank subsidiaries of Associated provided services through 307 locations in 173 communities.

Through its banking subsidiaries and various nonbanking subsidiaries, Associated provides a diversified range of banking and nonbanking products and services to individuals and businesses in the communities it serves. Associated organizes its business into two reportable segments: Banking and Wealth Management. Associated’s banking and wealth management activities are conducted predominantly in Wisconsin, Minnesota, and Illinois, and are primarily delivered through branch facilities in this tri-state area, as well as supplemented through loan production offices, supermarket branches, a customer service call center and 24-hour phone-banking services, an interstate Automated Teller Machine (ATM) network, and internet banking services. Associated’s profitability is predominantly dependent on net interest income, noninterest income, the level of the provision for loan losses, noninterest expense, and taxes of its banking segment.

Banking consists of lending and deposit gathering (as well as other banking-related products and services) to businesses, governments, and consumers, and the support to deliver, fund, and manage such banking services. Associated offers a variety of loan and deposit products to retail customers, including but not limited to: home equity loans and lines of credit, residential mortgage loans and mortgage refinancing, education loans, personal and installment loans, checking, savings, money market deposit accounts, IRA accounts, certificates of deposit, and safe deposit boxes. As part of its management of originating and servicing residential mortgage loans, nearly all of Associated’s long-term, fixed-rate residential real estate mortgage loans are sold in the secondary market with servicing rights retained. Loans, deposits, and related banking services to businesses (including small and larger businesses, governments/municipalities, metro or niche markets, and companies with specialized lending needs such as floor plan lending or asset-based lending) primarily include, but are not limited to: business checking and other business deposit products, business loans, lines of credit, commercial real estate financing, construction loans, letters of credit, revolving credit arrangements, and to a lesser degree business credit cards and equipment and machinery leases. To further support business customers and correspondent financial institutions, Associated provides safe deposit and night depository services, cash management, international banking, as well as check clearing, safekeeping and other banking-based services.

Lending involves credit risk. Credit risk is controlled and monitored through active asset quality management including the use of lending standards, thorough review of potential borrowers, and active asset quality administration.

The wealth management segment provides products and a variety of fiduciary, investment management, advisory and corporate agency services to assist customers in building, investing, or protecting their wealth. Customers include individuals, corporations, small businesses, charitable trusts, endowments, foundations, and institutional investors. The wealth management segment is comprised of (a) a full range of personal and business insurance products and services (including life, property, casualty, credit and mortgage insurance, fixed annuities, and employee group benefits consulting and administration), (b) full-service investment brokerage, variable annuities, and discount and on-line brokerage, and (c) trust/asset management, investment management, administration of pension, profit-sharing and other employee benefit plans, personal trusts, and estate planning.

Associated is not dependent upon a single or a few customers, the loss of which would have a material adverse effect on Associated. No material portion of the business of Associated is seasonal.

At March 31, 2005, Associated had 5,132 full-time equivalent employees.

ADDITIONAL INFORMATION CONCERNING STATE FINANCIAL

General

State Financial is a $1.5 billion financial services company operating through 29 full-service locations in southeastern Wisconsin and northeastern Illinois. State Financial is a Wisconsin corporation organized in 1984 as a bank holding company and is headquartered in Milwaukee, Wisconsin. State Financial Bank, National Association, is a nationally chartered bank and a wholly-owned subsidiary of State Financial. The executive offices of State Financial and State Financial Bank are located at 815 North Water Street, Milwaukee, Wisconsin 53202-3526, and the telephone number is (414) 425-1600.

Products and Services

Through State Financial Bank, State Financial is engaged in the general commercial and consumer banking business and provides a broad range of services to individual and commercial customers. These services include accepting demand, savings, and time deposits, including regular checking accounts, NOW accounts, money market accounts, certificates of deposit, and individual retirement accounts. State Financial also offers a variety of investment brokerage and annuity products through State Financial Bank’s in-house securities representatives. State Financial Bank’s lending products include secured and unsecured commercial, commercial real estate, construction, and consumer term loans on both a fixed and variable rate basis. State Financial Bank provides lines of credit to commercial accounts and to individuals through home equity products. State Financial Bank also originates residential real estate loans in the form of adjustable and long-term fixed-rate first mortgages, selling most of these originations in the secondary mortgage market with servicing released.

State Financial and Its Consolidated Subsidiaries

State Financial Bank has three wholly-owned subsidiaries that are consolidated into its operations. Hales Corners Investment Corporation is a subsidiary created to manage a portion of State Financial Bank’s investment portfolio with the objective of enhancing the overall return on State Financial Bank’s investment securities. Hales Corners Development Corporation is a subsidiary that owns the real estate related to the Hales Corners, Muskego, and Milwaukee Water Street offices of State Financial. State Financial Funding Corporation was formed to manage certain real estate loans and securities held by its wholly-owned subsidiary, State Financial Real Estate Investment Corporation.

State Financial also owns an 80% equity interest in m2 Lease Funds, LLC (“M2”). M2 is engaged in the business of leasing, primarily machinery and equipment, to commercial and industrial businesses accounted for as direct financing lease contracts.

State Financial has two inactive subsidiaries: Lokken Chesnut and Cape and State Financial Mortgage Co. State Financial Bank has four inactive subsidiaries: Home Town Finance Corp., Northern Illinois Mortgage Co., State Financial Finance Corp., and State Financial Insurance Group, Inc.

EXPERTS

The consolidated financial statements of Associated as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference in this proxy statement/prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of State Financial as of December 31, 2004 and 2003, and for the years ended December 31, 2004 and 2003, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference in this proxy statement/prospectus and in the registration statement in reliance upon the reports of Ernst & Young LLP, independent registered public accounting firm, incorporated by reference in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

The validity of the shares issued in connection with the merger will be passed upon for Associated by Reinhart Boerner Van Deuren s.c., Milwaukee, Wisconsin.

Foley & Lardner LLP has rendered an opinion on the federal income tax consequences of the merger for State Financial.

FUTURE SHAREHOLDER PROPOSALS

State Financial will hold an annual meeting in 2005 only if the merger is not completed. If such annual meeting is held, any State Financial shareholder intending to nominate persons as directors or to introduce a proposal at the annual meeting of shareholders to be held in 2005 must comply with certain provisions in State Financial’s Bylaws. A shareholder wishing to have a proposal presented at an annual meeting must submit the proposal so that the Secretary of State Financial receives it not less than 90 days prior to the first anniversary of the preceding year’s annual meeting. State Financial’s Bylaws set forth certain informational requirements for shareholders’ nominations of directors and proposals. The Securities and Exchange Commission rules also set forth standards as to what shareholder proposals are required to be included in a proxy statement.

If the merger is completed, shareholders of State Financial will become shareholders of Associated. Proposals of a shareholder submitted pursuant to Rule 14a-8 of the Securities and Exchange Commission for inclusion in the proxy statement for Associated’s 2006 annual meeting of shareholders must be received by Associated at its executive offices not later than November 16, 2005.

A shareholder that intends to present business other than pursuant to Rule 14a-8 at Associated’s next annual meeting, scheduled to be held on April 26, 2006, must comply with the requirements set forth in Associated’s Bylaws. To bring business before an annual meeting, Associated’s Bylaws require, among other things, that the shareholder submit written notice of such business to Associated’s executive offices not less than 60 days nor more than 75 days prior to the meeting. Therefore, Associated must receive notice of a shareholder proposal submitted other than pursuant to Rule 14a-8 no sooner than February 10, 2006, and no later than February 25, 2006. If notice is received before February 10, 2006, or after February 25, 2006, it will be considered untimely and Associated will not be required to present such proposal at the April 26, 2006, annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

Associated and State Financial file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any such reports, statements or other information at the Securities and Exchange Commission’s public reference rooms. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Associated’s and State Financial’s Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

Associated has filed a Registration Statement on Form S-4 to register with the Securities and Exchange Commission the Associated common stock to be issued to shareholders of State Financial in the merger. This proxy statement/prospectus is a part of the Registration Statement and constitutes a prospectus of Associated in addition to being a proxy statement of State Financial for the special meeting. As allowed by the Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement, which are incorporated in this proxy statement/prospectus by reference.

The Securities and Exchange Commission allows Associated and State Financial to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information that we incorporate by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Associated and State Financial have previously filed with the Securities and Exchange Commission. These documents contain important information about Associated and State Financial and their financial condition.

Associated Commission Filings (File No. 001-31343)	Period or Date Filed
Annual Report on Form 10-K	Year ended:	December 31, 2004
Quarterly Report on Form 10-Q	Quarter ended:	March 31, 2005
Current Reports on Form 8-K	Filed on:	March 22, 2005 March 23, 2005 March 23, 2005, as amended on March 24, 2005 May 31, 2005
Description of the Associated Common Stock set forth in Associated’s Registration Statement pursuant to Section 12 of the Exchange Act

State Financial Commission Filings (File No. 000-18166)	Period or Date Filed
Annual Report on Form 10-K	Year ended:	December 31, 2004, as amended by Forms 10-K/A filed on March 16, 2005, May 4, 2005 and May 19, 2005
Quarterly Report on Form 10-Q	Quarter ended:	March 31, 2005
Current Reports on Form 8-K	Filed on:	March 22, 2005, as amended on March 24, 2005
Description of the State Financial Common Stock set forth in State Financial’s Registration Statement pursuant to Section 12 of the Exchange Act
Description of the State Financial Preferred Share Purchase Rights set forth in State Financial’s Registration Statement pursuant to Section 12 of the Exchange Act

Associated and State Financial also are incorporating by reference all additional documents that they will file with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the date of the special meeting.

Documents which Associated and State Financial incorporate by reference are available from Associated or State Financial without charge, excluding all exhibits, unless Associated or State Financial has specifically incorporated by reference an exhibit in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Associated and State Financial at the following addresses:

State Financial Services Corporation	Associated Banc-Corp
815 North Water Street	1200 Hansen Road
Milwaukee, Wisconsin 53202	Green Bay, WI 54304
Attention: Daniel L. Westrope	Attention: Brian R. Bodager, Esq.
(414) 223-8400	(920) 491-7000

If you would like to request documents from Associated or State Financial, please do so by                     , 2005, to receive them before the special meeting.

Associated has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Associated, and State Financial has supplied all such information contained or incorporated by reference in this proxy statement/prospectus relating to State Financial.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                     , 2005. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of the proxy statement/prospectus to shareholders nor the issuance of Associated common stock in the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make any such offer or solicitation.

EXHIBITS TO THE PROXY STATEMENT/PROSPECTUS

Exhibit A:	Agreement and Plan of Merger

Exhibit B:	Form of Voting Agreement

Exhibit C:	Opinion of Sandler O’Neill & Partners, L.P.

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

BETWEEN

ASSOCIATED BANC-CORP

AND

STATE FINANCIAL SERVICES CORPORATION

March 21, 2005

ARTICLE I

THE MERGER

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ASSOCIATED

ARTICLE IV

COVENANTS OF THE COMPANY

ARTICLE V

COVENANTS OF ASSOCIATED

ARTICLE VI

ADDITIONAL AGREEMENTS

ARTICLE VII

CONDITIONS OF MERGER

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

ARTICLE IX

GENERAL PROVISIONS

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 21, 2005 (the “Agreement”), between ASSOCIATED BANC-CORP, a Wisconsin corporation (“Associated”), and STATE FINANCIAL SERVICES CORPORATION, a Wisconsin corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company is a bank holding company, the wholly owned subsidiary of which is State Financial Bank, National Association (the “Bank”), and the Bank has wholly owned subsidiaries consisting of Hales Corners Development Corporation (“HCDC”), Hales Corners Investment Corporation (“HCIC”) and State Financial Funding Corporation (“SFFC”), and SFFC has wholly owned subsidiaries consisting of State Financial Real Estate Investment Corporation (“SFREIC”) and Lokken, Chesnut & Cape Incorporated (“LCCI”) and a majority owned subsidiary, m2 Lease Funds LLC (“M2”) (such subsidiaries collectively with the Bank or any other direct or indirect subsidiary of the Company are collectively referred to in this Agreement as the “Company Subsidiaries”); and

WHEREAS, the Company, upon the terms and subject to the conditions of this Agreement and in accordance with the Wisconsin Business Corporation Law (“Wisconsin Law”), will merge with and into Associated (the “Merger”); and

WHEREAS, the respective Boards of Directors of the Company and Associated have determined that the Merger will enhance the ability of the Company and Associated to better serve their existing depositors and customers and increase their financial strength; and

WHEREAS, the respective Boards of Directors of the Company and Associated believe that the Merger will benefit the shareholders and the employees of the Company and Associated; and

WHEREAS, the respective Boards of Directors of Associated and the Company have (i) determined that the Merger and the exchange of newly issued shares of Associated Common Stock (as defined in Section 1.06) for shares of Company Common Stock (as defined in Section 1.06) pursuant and subject to the terms and conditions of this Agreement are fair to and in the best interests of the respective corporations and their shareholders, and (ii) approved and adopted this Agreement and the transactions contemplated hereby; and

WHEREAS, the Board of Directors of the Company has, subject to its fiduciary duties under applicable law, resolved to recommend approval of the Merger by the shareholders of the Company; and

WHEREAS, Associated and the Company intend to effect a merger that qualifies as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Associated and the Company hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Wisconsin Law, at the Effective Time (as defined in Section 1.02), the Company shall be merged with and into Associated. As a result of the Merger, the separate corporate existence of the Company shall cease and Associated shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02. Effective Time. The parties hereto shall cause the Merger to be consummated by filing Articles of Merger (the “Articles of Merger”) with the Department of Financial Institutions of the State of Wisconsin, in such form as required by, and executed in accordance with the relevant provisions of, Wisconsin Law (a) after the satisfaction or, if permissible, waiver of conditions set forth in Article VII, and (b) as promptly as possible following the latest of the following dates:

(i) The date of expiration of any applicable waiting period after approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”);

(ii) Such date as may be prescribed by the Federal Reserve Board or any other agency or authority pursuant to applicable law, rules, or regulations, prior to which consummation of the transaction described and referred to herein may not be effected;

(iii) The date of the shareholders meeting of the Company to vote upon and approve the Merger pursuant to Section 6.02; or

(iv) The satisfaction or, if permissible, waiver of the other conditions to the Merger set forth in Article VII.

The date and time of the filing of the Articles of Merger with the Wisconsin Department of Financial Institutions, or such later date or later time as specified in such filing, is hereinafter referred to as the “Effective Time.”

SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Wisconsin Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers, and franchises of Associated and the Company shall vest in the Surviving Corporation, and all debts, liabilities, and duties of Associated and the Company shall become the debts, liabilities, and duties of the Surviving Corporation.

SECTION 1.04. Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation and the Bylaws of Associated, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation.

SECTION 1.05. Directors and Officers. The directors of Associated immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation, and the officers of Associated immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

SECTION 1.06. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Associated, the Company, or the holders of any of the following securities:

(a) Each share of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”) (all issued and outstanding shares of the Company Common Stock being hereinafter collectively referred to as “Shares”, which term, as the context requires, shall be deemed to include the Preferred Share Purchase Rights (the “Rights”) issued under the terms of the Company Rights Agreement (as defined in Section 2.05(c)) issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 1.06(b)) shall be converted, in accordance with Section 1.07, into the right to receive 1.20 (such ratio, as it may be adjusted pursuant to the terms of this Agreement, the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of Associated (“Associated Common Stock”). As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Certificate (as defined in Section 1.07(b)) shall thereafter represent the right to receive a certificate representing shares of Associated Common Stock into which such Shares are convertible and any cash payment in lieu of Fractional Shares (as defined in Section 1.07(e)). Certificates shall be exchanged for certificates representing whole shares of Associated Common Stock issued in consideration therefor and cash in lieu of Fractional Shares (if any) upon the surrender of such Certificates in accordance with the provisions of Section 1.07, without interest. No Fractional Shares (if any) shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 1.07(e) hereof.

(b) Each share of Company Common Stock held in the treasury of the Company and each Share owned by Associated for its own account or any direct or indirect wholly owned Associated Subsidiaries (as defined in Section 3.01) for their own respective accounts immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

SECTION 1.07. Exchange of Certificates.

(a) Exchange Agent. As of the Effective Time, Associated shall deposit, or shall cause to be deposited, with an exchange agent designated by Associated and acceptable to the Company (the “Exchange Agent”), and such deposit shall be solely for the benefit of the holders of Shares, for exchange in accordance with this Article I through the Exchange Agent, certificates representing the shares of Associated Common Stock and cash to be paid in lieu of Fractional Shares (if any) (such certificates for shares of Associated Common Stock and cash in lieu of Fractional Shares (if any), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) payable or issuable pursuant to Sections 1.06 or 1.07(e) (if any) in exchange for Shares.

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time (but in no event later than 10 days after the Effective Time), the Exchange Agent shall mail or personally deliver to each holder of record (or his or her attorney-in-fact) of a certificate or certificates which immediately prior to the Effective Time represented Shares (the “Certificates”), whose Shares were converted into the right to shares of Associated Common Stock pursuant to Section 1.06 and cash in lieu of Fractional Shares (if any), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (or an affidavit of lost certificate in a form reasonably acceptable to the Exchange Agent and, if reasonably required by the Exchange Agent, the posting of a bond, in such amount as the Exchange Agent may require, as indemnity against any claim made against it with respect to such lost certificate) and shall be in such form and have such other provisions as Associated may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Associated Common Stock and cash in lieu of Fractional Shares (if any). The foregoing letter of transmittal and instructions shall be subject to prior approval of the Company, which approval shall not be unreasonably withheld. At the Effective Time and upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Associated Common Stock which such holder has the right and cash in lieu of Fractional Shares (if any), (after taking into account all Shares then held by such holder) and the Certificate so surrendered shall forthwith be canceled and a certificate representing shares of Associated Common Stock and the cash in lieu of Fractional Shares (if any) shall be sent as promptly as practicable to such holder. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Associated Common Stock and the cash in lieu of Fractional Shares (if any) may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. The Exchange Agent shall make reasonable efforts to make available additional letters of transmittal and instructions to all such persons who become holders (or beneficial owners) of Company Common Stock. Certificates surrendered for exchange by any affiliate of the Company shall not be exchanged for certificates representing shares of Associated Common Stock and cash in lieu of Fractional Shares (if any) until Associated has received a written agreement from such person as provided in

Section 4.04 hereof. Until surrendered as contemplated by this Section 1.07, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Associated Common Stock and cash in lieu of Fractional Shares (if any) as contemplated by Section 1.07(e).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Associated Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Associated Common Stock represented thereby, and no cash payment in lieu of Fractional Shares (if any) shall be paid to any such holder pursuant to Section 1.07(e), until the holder of such Certificate shall surrender such Certificate. All dividends or other distributions declared on or after the Effective Time with respect to Associated Common Stock and payable to the holder of record thereof on or after the Effective Time that are payable to the holder of a Certificate not theretofore surrendered and exchanged for Associated Common Stock pursuant to this Section 1.07(c) shall be paid or delivered by Associated to the Exchange Agent, in trust, for the benefit of such holders. All such dividends and distributions held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates unclaimed on the date of termination of the Exchange Fund pursuant to Section 1.07(f) shall be repaid or redelivered by the Exchange Agent to Associated. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Associated Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a Fractional Share (if any) to which such holder is entitled pursuant to Section 1.07(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Associated Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Associated Common Stock.

(d) No Further Rights in the Shares. All shares of Associated Common Stock issued upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.07(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Associated Common Stock (“Fractional Shares”) shall be issued upon the surrender for exchange of Certificates, and such Fractional Share interest will not entitle the owner thereof to vote or to any rights of a shareholder of Associated. Each holder of a Fractional Share interest shall be paid an amount in cash equal to the product obtained by multiplying such Fractional Share interest to which such holder (after taking into account all Fractional Share interests then held by such holder) would otherwise be entitled by the Associated Average Price (as defined in Section 8.01(a)(xiv).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of the Company for one year after the Effective Time shall be delivered to Associated, upon demand, and any shareholders of the Company who have not theretofore complied with this Article I shall thereafter look only to Associated for payment of their claim for Associated Common Stock, any cash in lieu of Fractional Shares (if any), and any dividends or distributions with respect to Associated Common Stock.

(g) No Liability. Neither Associated nor the Company shall be liable to any holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat, or similar law.

(h) Withholding Rights. Associated shall be entitled to deduct and withhold from any cash consideration payable pursuant to this Agreement to any holder of Shares or any holder of Company Stock Options pursuant to Section 1.10 such amounts as Associated is required by law to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local, or foreign tax law.

To the extent that amounts are so withheld by Associated, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or Company Stock Options, as applicable, in respect of which such deduction and withholding was made by Associated.

SECTION 1.08. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates evidencing ownership of Shares of the Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Associated for any reason shall be converted into shares of Associated Common Stock and if applicable cash in accordance with this Article I.

SECTION 1.09. Anti-Dilution Adjustment. If, subsequent to the date hereof and prior to the Effective Time, Associated shall pay a stock dividend or make a distribution on Associated Common Stock in shares of Associated Common Stock or any security convertible into Associated Common Stock or shall combine or subdivide its stock, then in each such case, from and after the record date for determining the shareholders entitled to receive such dividend or distribution or the securities resulting from such combination or subdivision, an appropriate adjustment (if any) shall be made to the Exchange Ratio set forth in Section 1.06 above, for purposes of determining the number of shares of Associated Common Stock into which the Company Common Stock shall be converted. For purposes hereof, the payment of a dividend in Associated Common Stock, or the distribution on Associated Common Stock in securities convertible into Associated Common Stock, shall be deemed to have effected an increase in the number of outstanding shares of Associated Common Stock equal to the number of shares of Associated Common Stock into which such securities shall be initially convertible without the payment by the holder thereof of any consideration other than the surrender for cancellation of such convertible securities. Notwithstanding the foregoing, this Section shall not apply to any stock options, warrants, restricted stock sale, or performance stock issued under option plans of Associated existing as of the date of this Agreement.

SECTION 1.10. Treatment of Company Stock Options. All rights under any option to purchase shares of Company Common Stock that remains outstanding and unexercised, whether vested or unvested, immediately prior to the Effective Time (the “Company Stock Options”) shall become null and void and cease to represent a right to acquire shares of Company Common Stock as of the Effective Time and shall be converted into the right to receive cash in an amount equal to the product of (i) the number of shares of Company Common Stock subject to the Company Stock Option multiplied by (ii) the amount by which the Exchange Ratio multiplied by Associated Average Price (as defined in Section 8.01(a)(xiv)) exceeds the exercise price for such Company Stock Option (the aggregate amount of such payments, the “Company Option Payments”). At or before the Effective Time, the Company shall cause to be effected any amendments to any plans, grant agreements, or other documents relating to any of the Company Stock Options which may be necessary in order to give effect to the provisions of this Section 1.10 and, if necessary, will use reasonable efforts to obtain the consent of any holder of Company Stock Options necessary to effect any such amendments. To the extent reasonably requested, the Company shall provide to Associated not less than five business days prior to the Effective Time, copies of an agreement in the form of Exhibit 1.10 attached hereto (the “Option Conversion Agreement”), duly executed by each of the holders of the Company Stock Options acknowledging their agreement and consent to the terms of such conversion set forth in this Section 1.10.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Associated that:

SECTION 2.01. Organization and Qualification of the Company, the Bank and the Other Company Subsidiaries. The Company is a corporation duly organized and validly existing under the laws of the State of Wisconsin. The Bank is a duly organized and validly existing nationally chartered bank headquartered in Milwaukee, Wisconsin, and a wholly owned subsidiary of the Company. HCDC is a duly organized and validly existing Wisconsin corporation and wholly owned subsidiary of the Bank. HCIC is a duly organized and validly existing Nevada corporation and a wholly owned subsidiary of the Bank. SFFC is a duly organized and validly existing Nevada corporation and wholly owned subsidiary of the Bank. SFREIC is a duly organized and validly existing Wisconsin corporation and wholly owned subsidiary of SFFC. LCCI is a duly organized and validly existing Minnesota corporation and wholly owned subsidiary of the Company. M2 is a duly organized and validly existing Wisconsin limited liability company and majority owned subsidiary of the Company. The Bank, HCDC, HCIC, SFFC, SFREIC, LCCI and M2 are the only direct or indirect subsidiaries of the Company. The Company and the Company Subsidiaries each has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals, and orders (“Company Approvals”) necessary to own, lease, and operate its respective properties and to carry on its respective business as it is now being conducted, except where the failure to be so organized, existing, or in good standing or to have such power, authority, and Company Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Company. The term “Material Adverse Effect” as used in this Agreement shall mean any change or effect that is or is reasonably likely to be materially adverse to the business, operations, properties (including intangible properties), condition (financial or otherwise), prospects, assets, or liabilities (including contingent liabilities) of a party and its subsidiaries, taken as a whole, or which would prevent or materially delay consummation of the Merger or otherwise prevent such party performing its obligations under this Agreement in any material respect and shall be deemed to include, without limitation, (a) with respect to the Company or any of the Company Subsidiaries, any changes or effects that result in, or are reasonably likely to result in (within the period beginning with the Effective Time and ending twelve (12) months therefrom), a cost, expense, or liability (including contingent liability), individually or in the aggregate, in an amount of $6.0 million or greater on the Company and the Company Subsidiaries, when taken as a whole, or an effect, individually or in the aggregate, of $3.0 million or more on the Company’s consolidated earnings on an after-tax basis; and (b) with respect to Associated or any Associated Subsidiary any changes or effects that result in, or are reasonably likely to result in (within the period beginning with the Effective Time and ending twelve (12) months therefrom), a cost, expense or liability (including contingent liability), individually or in the aggregate, in an amount of $60.0 million or greater on Associated and the Associated Subsidiaries, when taken as a whole, or an effect, individually or in the aggregate, of $35.0 million or more on Associated’s consolidated earnings on an after-tax basis; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) actions contemplated by this Agreement; (b) changes in laws and regulations or interpretations thereof that are generally applicable to the banking or savings industries, provided that such changes do not affect the party and its subsidiaries in a materially disproportionate manner; (c) changes in generally accepted accounting principles that are generally applicable to the banking and savings industries, provided that such changes do not affect the party and its subsidiaries in a materially disproportionate manner; and (d) changes attributable to or resulting from changes in general economic conditions affecting banks, savings institutions or their holding companies generally, including changes in the prevailing level of interest rates, provided that such changes do not affect the party and its subsidiaries in a materially disproportionate manner. The Company has not received any notice of proceedings relating to the revocation or adverse modification, or proceeding with respect to any Company Approvals. The Company and the Company Subsidiaries each is duly qualified or licensed as a foreign corporation to do business, and are in good standing, in each jurisdiction where the character of the properties owned, leased, or operated by them or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect on the Company. The Company is

registered with the Federal Reserve Board as a Bank Holding Company as defined under the Bank Holding Company Act. Except as set forth in the Disclosure Schedule of the Company attached hereto (the “Company Disclosure Schedule”) at Section 2.01, the Company does not hold any equity interest, either directly or indirectly, in any entity except the Bank, HCDC, HCIC, SFFC, SFREIC, LCCI and M2. Except as set forth in the Company Disclosure Schedule at Section 2.01, the Bank holds no equity interest, either directly or indirectly, in any entity except HCDC, HCIC, SFFC and SFREIC.

SECTION 2.02. Articles of Incorporation and Bylaws. The Company has heretofore furnished to Associated complete and correct copies of the Articles of Incorporation and the Bylaws, as amended or restated, of the Company and the Company Subsidiaries and such Articles of Incorporation and Bylaws of the Company and the Company Subsidiaries are in full force and effect and, neither the Company nor any of the Company Subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws.

SECTION 2.03. Capitalization. The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock, par value $0.10 per share and 100,000 shares of Preferred Stock, par value $1.00 per share (the “Company Preferred Stock”), of which 100,000 shares have been designated as Class A Preferred Stock. As of the date of this Agreement, (i) 6,922,626 shares of Company Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid, and non-assessable, except as provided in Section 180.0622(2)(b) of Wisconsin Law (such section, including judicial interpretations thereof and Section 180.40(6) its predecessor statute, are referred to herein as “Section 180.622(2)(b) of Wisconsin Law”), (ii) 2,722,840 shares of Company Common Stock are held in the Company’s treasury, and (iii) no shares of Company Preferred Stock are issued and outstanding. All of the issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable (except, as to Wisconsin corporations, as provided in Section 180.0622(2)(b) of Wisconsin Law), and, except as set forth at Section 2.03 of the Company Disclosure Schedule, the Company owns (beneficially and of record), either directly or through a wholly owned Company Subsidiary, all issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries. Except as set forth at Section 2.03 of the Company Disclosure Schedule, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character relating to the issued or unissued capital stock or other equity securities of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. Except as set forth at Section 2.03 of the Company Disclosure Schedule, there are no obligations, contingent or otherwise, of the Company or any Company Subsidiary to repurchase, redeem, or otherwise acquire any shares of the capital stock or other equity securities of the Company or any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution, or otherwise) in any other entity.

SECTION 2.04. Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the Company’s shareholders). The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the approval of this Agreement by the Company’s shareholders in accordance with Wisconsin Law and the Company’s Articles of Incorporation and Bylaws. The Company’s Board of Directors has by the unanimous vote of all directors present at a properly called meeting of the Board of Directors on March 21, 2005 approved and adopted this Agreement and the transactions contemplated by this Agreement and by the unanimous vote of all directors present at a properly called meeting of the Board of Directors on March 21, 2005 recommended that the Company’s shareholders approve this Agreement and the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution, and delivery by Associated, constitutes the legal, valid, and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by laws affecting insured depository institutions, general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency or similar laws affecting creditors’ rights and remedies generally.

SECTION 2.05. No Conflict; Required Filings and Consents.

(a) Except as set forth at Section 2.05 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws of the Company or any of the Company Subsidiaries, (ii) conflict with or violate any domestic (federal, state, or local) or foreign law, statute, ordinance, rule, regulation, order, judgment, or decree (collectively, “Laws”) applicable to the Company or any of the Company Subsidiaries, or by which their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of a lien or encumbrance on, any of the properties or assets of the Company or any of the Company Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Company or any of the Company Subsidiaries are a party or by which the Company or any of the Company Subsidiaries or any of their respective properties are bound or affected, except for any such breaches, defaults, or other occurrences that would not have a Material Adverse Effect on the Company.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require, with respect to the Company, any consent, approval, authorization, or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, or any other person except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities or blue sky laws (“Blue Sky Laws”), the BHCA, the banking laws and regulations of the State of Wisconsin (the “BL”), any applicable antitrust authorities, and the filing and recordation of appropriate merger or other documents as required by Wisconsin Law and federal banking laws, or (ii) where the failure to obtain such consents, approvals, authorizations, or permits, or to make such filings or notifications would not have a Material Adverse Effect on the Company.

(c) The Company has taken all actions necessary or appropriate so that the execution of this Agreement and any agreements contemplated by this Agreement and the consummation of the transactions contemplated by this Agreement (individually or in conjunction with any other event contemplated by this Agreement), do not and will not result in the ability of any person to exercise any Rights under the Rights Agreement, dated as of July 27, 1999, between the Company and American Stock Transfer & Trust Company, as Rights Agent thereunder (the “Company Rights Agreement”), or enable or require the Rights to separate from the shares of Company Common Stock to which they are attached or to become exercisable or redeemable. The Company has duly adopted an amendment to the Company Rights Agreement substantially in the form attached hereto as Exhibit 2.05 which prevents Associated from becoming an “Acquiring Person” (as such term is defined in the Company Rights Agreement) as a result of the execution of this Agreement or any agreements contemplated by this Agreement or the consummation of the transactions contemplated by this Agreement (individually or in conjunction with any other event contemplated by this Agreement).

SECTION 2.06. Compliance; Permits. Neither the Company nor any of the Company Subsidiaries is in conflict with, or in default or violation (except for any such conflicts, defaults, or violations which would not have a Material Adverse Effect on the Company) of (a) any Law applicable to the Company or any of the Company Subsidiaries or by which any of their respective properties are bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective properties are bound or affected.

SECTION 2.07. Banking Reports, SEC Reports and Financial Statements.

(a) Since January 1, 2003, the Company and the Company Subsidiaries have timely filed all forms, reports, and documents required to be filed with the Federal Reserve Board, the Office of the Comptroller of the Currency, the Wisconsin Department of Financial Institutions, the Federal Deposit Insurance Corporation, and any other applicable federal or state banking authorities (all such reports and statements are collectively referred to as the “Company Bank Reports”). The Company Bank Reports, including all Company Bank Reports filed after the date of this Agreement, were or will be prepared in all material respects in accordance with the requirements of applicable Law.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) of the Company contained in the Company Bank Reports, including any Company Bank Reports filed since the date of this Agreement and prior to or on the Effective Time, have been or will be prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the inclusion of footnotes in quarterly reports), and each fairly presents or will fairly present the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof and the consolidated results of their operations and changes in financial position for the periods indicated, except any unaudited interim financial statements that were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c) The Company has on a timely basis filed all forms, reports, and documents required to be filed by it with the Securities and Exchange Commission (“SEC”) since January 1, 2003. Except to the extent available in full without redaction on the SEC’s web site through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) two days prior to the date of this Agreement, the Company has delivered to Associated true and complete copies in the form filed with the SEC of (i) the Company’s Annual Reports on Form 10-K for each fiscal year of the Company ending on or after December 31, 2003; (ii) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of the Company referred to in clause (i) above; (iii) all proxy statements relating to the Company’s meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents since the beginning of the first fiscal year referred to in clause (i) above; (iv) all certifications and statements required by (A) Rule 13a-14 or 15d-14 under the Exchange Act or (B) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act of 2002 (“SOX”)) with respect to any report referred to in clause (i) or (ii) above; (v) all other forms, reports, registration statements, and other documents (other than preliminary materials if the corresponding definitive materials have been provided to Associated pursuant to this Section 2.07(c)) filed by the Company with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, and other documents referred to in clauses (i), (ii), (iii), (iv), and (v) above are, collectively, the “Company SEC Reports” and, to the extent available in full without redaction on the SEC’s web site through EDGAR two days prior to the date of this Agreement, are, collectively, the “Filed Company SEC Reports”); and (vi) all comment letters received by the Company from the staff of the SEC since January 1, 2003, and all responses to such comment letters by or on behalf of the Company. The Company SEC Reports (x) were or will be prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC, or will not at the time they are filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is or has been required to file any form, report, registration statement, or other document with the SEC or any state securities authority. The Company maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. As used in this Section 2.07(c), the term “filed” shall be broadly construed to include any manner in which a document or information is furnished, supplied, or otherwise made available to the SEC, including, but not limited to, as may be required pursuant to Item 2.02 or 7.01 of Form 8-K.

(d) The consolidated financial statements of the Company included or incorporated by reference in any Company SEC Reports (including the related notes) complied as to form, as of the respective dates of filing of such Company SEC Reports with the SEC, in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto (including, without limitation, Regulation S-X), have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, to the extent permitted by Regulation S-X for Quarterly Reports on Form 10-Q) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial condition of the Company and the Company Subsidiaries at the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that were not, or with respect to any such financial statements contained in any Company SEC Reports to be filed subsequent to the date hereof are not expected to be, material in amount or effect). Ernst & Young LLP, which has expressed its opinions with respect to the consolidated financial statements of the Company and the Company Subsidiaries included in Company SEC Reports (including the related notes), management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, (x) is a registered public accounting firm (as defined in Section 2(a)(12) of SOX), (y) to the Company’s knowledge, is and has been throughout the periods covered by such financial statements “independent” with respect to the Company within the meaning of Regulation S-X, and (z) to the Company’s knowledge, is, and has been throughout the periods covered by such financial statements, with respect to the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act. All non-audit services performed by Ernst & Young LLP for the Company or any of the Company Subsidiaries since January 1, 2003 have been duly approved by the Audit Committee of the Company’s Board of Directors, or pursuant to pre-approval procedures established by the Audit Committee, in compliance with SOX and the rules and regulations thereunder.

(e) Except as and to the extent set forth on the consolidated balance sheet of the Company as of December 31, 2004 or fully reserved against thereon, including all notes thereto (the “Company Balance Sheet”), neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent, or otherwise required to be disclosed in accordance with GAAP), except (i) for liabilities or obligations incurred in the ordinary course of business since December 31, 2004, that would not have a Material Adverse Effect on the Company or (ii) liabilities or obligations (for which the stated due date has not passed and which do not relate to any breach or violation of the terms thereof by the Company or any of the Company Subsidiaries) pursuant to operating contracts or leases entered into in the ordinary course of business that would not have a Material Adverse Effect on the Company.

SECTION 2.08. Absence of Certain Changes or Events. Except as disclosed in the Filed Company SEC Reports since December 31, 2004, to the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2004, there has not been (a) any change in the financial condition, results of operations, or business of the Company or any of the Company Subsidiaries that would have a Material Adverse Effect on the Company; (b) any damage, destruction, or loss (whether or not covered by insurance) with respect to any assets of the Company or any of the Company Subsidiaries that would have a Material Adverse Effect on the Company; (c) any change by the Company or any of the Company Subsidiaries in their respective accounting methods, principles, or practices, except for compliance with applicable new requirements of the Financial Accounting Standards Board or GAAP; (d) any revaluation by the Company or any of the Company Subsidiaries of any of their respective material assets in any material respect; (e) except in the ordinary course of business or as set forth in the Company Disclosure Schedule at Section 2.08(e), any entry by the Company or any of the Company Subsidiaries into any commitment or transaction material to the Company or any of the Company Subsidiaries; (f) except as set forth in the Company Disclosure Schedule at Section 2.08(f), any declaration, setting aside, or payment of any dividends or distributions in respect of shares of the Company Common Stock

(other than regular, quarterly cash dividends paid thereon not in excess of $0.17 per share) or any redemption, purchase, or other acquisition of any of its securities or any of the securities of any of the Company Subsidiaries; or (g) except as set forth in the Company Disclosure Schedule at Section 2.08(g) other than in the ordinary course of business for employees other than officers of the Company, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase, or other employee benefit plan, or any other increase in compensation payable or to become payable to any officers or employees of the Company or any of the Company Subsidiaries.

SECTION 2.09. Absence of Litigation. Except as set forth at Section 2.09 of the Company Disclosure Schedule or in the Filed Company SEC Reports: (a) neither the Company nor any of the Company Subsidiaries is or has been since January 1, 2003, subject to any continuing order of, or written agreement or memorandum of understanding with, or investigation by, any federal or state banking authority, or other governmental entity or the Board of Directors of the Company or any committee thereof, or any judgment, order, writ, injunction, decree, or award of any governmental entity or arbitrator, including, without limitation, cease-and-desist or other orders of any bank regulatory authority, which may result in a material limit or material restriction on the business or operations of the Company or any Company Subsidiary or otherwise have, or reasonably be expected to have, a Material Adverse Effect on the Company; (b) there is no claim, action, suit, litigation, proceeding, arbitration, investigation, or controversy of any kind affecting the Company or any of the Company Subsidiaries, or any officers, directors, or employees thereof in their capacity as such, pending or, to the knowledge of the Company, threatened in writing, except for matters which individually seek damages not in excess of $100,000 which otherwise will not have, and cannot reasonably be expected to have, a Material Adverse Effect on the Company; and (c) there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to the Company or any of the Company Subsidiaries as a result of an examination by any bank regulatory authority.

SECTION 2.10. Employee Benefit Plans.

(a) The following definitions will apply for purposes of this Agreement:

(i) ADA. Americans with Disabilities Act.

(ii) ADEA. Age Discrimination in Employment Act.

(iii) COBRA. Part 6 of Subtitle B of Title I of ERISA and section 4980B of the Code.

(iv) Code. The Internal Revenue Code of 1986, as amended, and the regulations, rulings, and forms issued thereunder.

(v) DOL. The United States Department of Labor.

(vi) EGTRRA. The Economic Growth and Tax Relief Reconciliation Act of 2001.

(vii) Employee Benefit Plan. Any Pension Plan, Welfare Plan, or Fringe Benefit Plan, whether written or oral and whether qualified or non-qualified, and any trust, escrow, or other agreement covering any present or former directors, officers, employees, or their respective dependents.

(viii) ERISA. The Employee Retirement Income Security Act of 1974, as amended, and the rules, regulations, and forms issued thereunder.

(ix) ERISA Affiliate. Any entity (whether or not incorporated) which is or was, together with the Company, treated as a single employer under section 414(b), (c), (m), or (o) of the Code.

(x) Fringe Benefit Plans. Any fringe benefit plan under Code sections 125, 127, 129, 132, or 137 and any bonus, incentive compensation, restricted stock, other stock-based incentive, salary continuation, bonus plan, employment-related change in control benefit, and any other payment or benefit which is not within the meaning of a Pension Plan or Welfare Plan. The term “Fringe Benefit

Plan” shall also include any terminated fringe benefit plan previously maintained, sponsored, or contributed to by the Company or any ERISA Affiliate which, as of the signing of this Agreement, has not distributed all of its assets or satisfied all of its Liabilities.

(xi) GUST. Collectively, the Uruguay Round Agreements Act (“GATT”), the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2001.

(xii) HIPAA. The Health Insurance Portability and Accountability Act of 1996.

(xiii) IRS. The United States Internal Revenue Service.

(xiv) Liability. Any direct or indirect obligation, indebtedness, commitment, expense, claim, deficiency, guaranty, endorsement, or other liability of any kind, whether known or unknown, direct or indirect, accrued or unaccrued, absolute or contingent, disputed or undisputed, and whether or not the same is required to be accrued on financial statements.

(xv) Pension Plan. Each “employee pension benefit plan” as defined in section 3(2) of ERISA. The term “Pension Plan” includes an “employee pension benefit plan” which is subject to an exemption under ERISA. The term “Pension Plan” shall also include any terminated “employee pension benefit plan” previously maintained, sponsored, or contributed to by the Company or an ERISA Affiliate which, as of the date of this Agreement, has not distributed all of its assets in full satisfaction of accrued benefits or satisfied all of its Liabilities.

(xvi) Welfare Plan. Each “employee welfare plan” as defined in ERISA section 3(1), including medical reimbursement benefits provided under a Fringe Benefit Plan subject to Code section 125 and health reimbursement arrangements. The term “Welfare Plan” includes an “employee welfare plan” which is subject to an exemption under ERISA. The term “Welfare Plan” shall include any terminated “employee welfare plan” previously maintained, sponsored, or contributed to by the Company or any ERISA Affiliate which, as of the date of this Agreement, has not distributed all of its assets or satisfied all of its Liabilities.

(b) The Company Disclosure Schedule at Section 2.10 lists all Employee Benefit Plans maintained, sponsored, or contributed to by the Company or any ERISA Affiliate or under which the Company or any ERISA Affiliate has any Liability.

(c) The Company has made available to Associated true and complete copies of (i) each Employee Benefit Plan and a written summary of any Employee Benefit Plan not in writing; (ii) the most recent opinion letter received from the IRS with respect to any Employee Benefit Plan; (iii) the summary plan description, all summaries of material modifications, employee booklets, and all other material communications to employees with respect to any Employee Benefit Plan; (iv) any service agreement, including third-party administration agreements or other contracts related to each Employee Benefit Plan; (v) the three most recent annual reports on Form 5500 required to be filed for each Employee Benefit Plan including required attachments; (vi) the three most recent actuarial reports, if applicable; (vii) all related trust agreements, annuity contracts, insurance contracts, including stop-loss insurance contracts or other funding arrangements which relate to any Employee Benefit Plan, and the most recent periodic accounting of related plan assets; (viii) a description of the investments in which the assets of each Pension Plan and funded Welfare Plan are invested, including any agreements with investment managers, agreements with investment advisors, group annuity contracts, and a listing of all mutual funds or other investment vehicles; and (ix) in the case of stock options, phantom stock, restricted stock, stock appreciation rights, or other equity rights issued under any Employee Benefit Plan, a list of holders, dates of grant, number of shares, exercise price per share, and dates exercisable.

(d) Each Pension Plan that is intended to be a qualified plan under Code section 401(a) has received and maintains a current favorable determination letter issued by the IRS. There are no existing circumstances or events that have occurred that could reasonably be expected to adversely affect the qualified status of any such Pension Plan. Each such qualified Pension Plan was timely amended for all applicable legislation, including GUST and EGTRRA, and there are no additional amendments necessary to maintain each such qualified Pension Plan as a qualified plan under Code section 401(a). Each Pension Plan has been operated in all material respects in accordance with the applicable Pension Plan document and the requirements of ERISA, the Code, and applicable regulations in all respects. There are no pending or prior applications that have been filed on behalf of a Pension Plan with the IRS under the Employee Plans Compliance Resolution System (“EPCRS”) that have not been fully resolved and corrected as required by the IRS, and the Company has provided Associated copies of any closing agreement or other documentation describing the resolution of such prior EPCRS applications. Except as set forth in Section 2.10(d) of the Company Disclosure Schedule, none of the Pension Plans that are intended to be qualified retirement plans under Code section 401(a) hold Company Common Stock or the stock of any ERISA Affiliates as an investment. Except as disclosed in the Company Disclosure Schedule at Section 2.10(d), neither the Company nor any of the Company Subsidiaries has paid any compensation for which a deduction has been or would be disallowed under Section 162(m) of the Code.

(e) The Company and any ERISA Affiliate have maintained and operated each Employee Benefit Plan in compliance with the applicable plan documents and all applicable Laws relating to the Employee Benefit Plans (including, without limitation, the Code, ERISA, HIPAA, USERRA, ADEA, FMLA, and ADA and the applicable regulations and rulings under each of these laws), except for any failure to comply which would not result in Liability to the Company or any of the Company Subsidiaries in excess of $100,000, individually or in the aggregate. The Company and any ERISA Affiliate have incurred no Liability to any governmental agency in connection with any Employee Benefit Plan.

(f) The Company or any ERISA Affiliate, as applicable, have made all contributions required to be made pursuant to the terms of any Employee Benefit Plan or any collective bargaining agreement to which it is a party or as otherwise required by applicable Law. Amounts accrued to date as Liabilities in connection with any Employee Benefit Plan of the Company or any ERISA Affiliate which have not been paid have been properly recorded on the books of the Company in accordance with GAAP and, if applicable, Code section 412. With respect to each Employee Benefit Plan, all insurance premiums have been paid in full and on a timely basis for all periods ending on or prior to the signing of this Agreement. No contribution made to an Employee Benefit Plan was subject to an excise tax under Code section 4972 that has not been satisfied in full. All contributions and payments by the Company and any ERISA Affiliate in respect of any Employee Benefit Plan have been or are fully deductible under the Code.

(g) Except as set forth in Section 2.10(g) of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate (at this time or any prior time) sponsors, maintains, or contributes to any defined benefit plan or any multi-employer plan within the meaning of ERISA section 3(37).

(h) With respect to any insurance policy providing funding or benefits under any Employee Benefit Plan, (i) there is no actual or potential Liability of the Company or any ERISA Affiliate in the nature of a retroactive or retrospective rate adjustment, loss sharing arrangement, or other actual or contingent Liability, nor would there be any such Liability if such insurance policy was terminated at the signing of this Agreement; and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation, or similar proceeding and, to the knowledge of the Company, no such proceedings with respect to any insurer are imminent. If an Employee Benefit Plan is self-funded and the Company or any ERISA Affiliate is party to a stop-loss insurance policy with respect to such Employee Benefit Plan, the Company or any such ERISA Affiliate has complied with all terms of the stop-loss policy and has timely paid all premiums owing with respect to such stop-loss policy through the signing of this Agreement. The transactions contemplated by this Agreement will not cancel, impair, or reduce amounts payable under any such stop-loss insurance policy.

(i) All reports, notices, and descriptions of the Employee Benefit Plans (including, without limitation, Form 5500 annual reports, summary annual reports, summary plan descriptions, summaries of material modifications, and employee notices) required to be filed or distributed by the Company or any ERISA Affiliate have been timely filed with the IRS or the DOL, as applicable, and, as appropriate, have been timely provided to the participants and beneficiaries in the Employee Benefit Plans. Any Pension Plan which is a retirement plan exempt from Parts 2, 3, and 4 of Subtitle B of ERISA as an unfunded retirement plan established for a select group of management or highly compensated employees has timely filed the one-time notice with the DOL required pursuant to DOL Regulation section 2520.104-23. There are no pending or prior applications that have been filed on behalf of an Employee Benefit Plan with the DOL under the Delinquent Filer Voluntary Compliance program (“DFVC”) that have not been fully resolved and corrected as required by the DOL, and the Company has provided Associated copies of any closing agreement or other documentation describing the resolution of such prior DFVC applications.

(j) With respect to each Employee Benefit Plan (i) no non-exempt prohibited transaction, as defined in ERISA section 406 or Code section 4975, has occurred, (ii) neither the Company, any ERISA Affiliate, nor any of their current or former directors, officers, employees, or any other “fiduciary,” within the meaning of ERISA section 3(21), has committed any breach of fiduciary responsibility imposed by ERISA or any other applicable law, nor has any Liability for failure to comply with ERISA or the Code for any action or failure to act in connection with the operation, administration, or investment of the assets of any Employee Benefit Plan. There is no pending, threatened, or anticipated action, audit, suit, grievance, arbitration, or other manner of litigation or claim relating to any Employee Benefit Plan (other than routine claims for benefits). Neither the Company, any ERISA Affiliate, nor any of their directors, officers, employees, nor any fiduciary of any Employee Benefit Plan has any knowledge of any facts that could give rise to arbitration, litigation, or claims with respect to any Employee Benefit Plan. Each “fiduciary” and every “plan official” (as defined in section 412 of ERISA) of each Employee Benefit Plan is bonded or otherwise insured to the extent required by section 412 of ERISA. Neither the Company nor any ERISA Affiliate is subject to an excise tax under Code section 4977, 4978, 4979, 4979A, 4980, 4980D, or 4980F that has not been satisfied in full. There have been no investigations or audits of any Employee Benefit Plan by any governmental authority that have been concluded that resulted in any Liability to the Company or any ERISA Affiliate that has not been fully discharged, and the Company has provided Associated copies of any closing letter, closing agreement, or other documentation describing the resolution of such prior audits or investigations.

(k) Following the adoption, restatement, or amendment of all Employee Benefit Plans as provided to Associated, the Company, any ERISA Affiliate, and any of their officers or directors have taken no action directly or indirectly which obligates the Company or any ERISA Affiliate to institute or modify or change any Employee Benefit Plan, any actuarial or other assumption used to calculate funding obligations with respect to any of the Company’s and any ERISA Affiliate’s Employee Benefit Plans, or the manner in which contributions to any of the Employee Benefit Plans are made or the basis on which such contributions are determined.

(l) Except as set forth in the Company Disclosure Schedule at Section 2.10(1), no Employee Benefit Plan is funded through a “welfare benefit fund” as defined in Code section 419(e), and neither the Company nor any ERISA Affiliate has established or maintained any arrangement that could be deemed to qualify as a funded welfare plan. Neither the Company nor any ERISA Affiliate incurred any Liability under Code section 4976 that has not been satisfied in full.

(m) Except as set forth in Section 2.10(m) of the Company Disclosure Schedule, no Employee Benefit Plan provides medical, life, or other welfare benefits (whether or not insured), with respect to persons who are not current employees of the Company or any ERISA Affiliate (other than coverage mandated by COBRA). With respect to any Employee Benefit Plan required to be disclosed in Section 2.10(m) of the Company Disclosure Schedule, the Company has disclosed to Associated all documents relating to the Employee Benefit Plan that have been provided to participants. Further, with respect to any material Employee Benefit Plan required to be disclosed in Section 2.10(m) of the Company Disclosure Schedule, documents relating to the Employee Benefit Plan that have been provided to participants have, from the inception of the Employee Benefit Plan to the present, informed participants that the Company reserves the right to terminate or amend the Employee Benefit Plan at any time. Each Employee Welfare Plan that is a “group health plan” within the meaning of Code section 5000 has been operated in compliance with the applicable plan document, COBRA, ERISA, the administrative simplification provisions of HIPAA, as applicable, the secondary payor requirements of section 1862(b) of the Social Security Act, and applicable state law requirements, except for any failure to comply which would not result in Liability to the Company or any of the Company Subsidiaries in excess of $100,000, individually or in the aggregate. No Employee Welfare Plan or Fringe Benefit Plan provides benefits for persons who are not eligible for coverage under the terms of such plans. To the Company’s knowledge, no claim for medical benefits has been incurred (but not reported) under any Employee Welfare Plan with respect to any current or former employee (or the spouse or dependent of such employee) that is in excess of $25,000. The Company’ Financial Statements contain adequate accruals for incurred or continuing but unpaid claims under Employee Benefit Plans not funded by insurance.

(n) Except as disclosed in the Company Disclosure Schedule at Section 2.10(n), the consummation of the transactions contemplated by this Agreement will not (i) entitle any present or former director, officer, or employee of the Company or any ERISA Affiliate to severance pay, unemployment compensation, excess parachute payments (within the meaning of Section 280G of the Code), the payment of any amount for which a deduction will be disallowed pursuant to Section 162(m) of the Code, or any other payment; (ii) accelerate the time of payment or vesting of benefits under any of the Employee Benefit Plans; or (iii) increase the amount of compensation or benefits due under any of the Employee Benefit Plans with respect to any such present or former director, officer, or employee of the Company or any of the Company Subsidiaries.

(o) The Company Disclosure Schedule at Section 2.10(o) lists all Employee Benefit Plans that may be subject to Code Section 409A. No steps have been taken with respect to any such Employee Benefit Plan that result in a “material modification” (as that term is defined in IRS Notice 2005-1) after October 3, 2004. Execution of this Agreement will not result in the material modification of any such Employee Benefit Plan. With respect to all amounts accrued or deferred under such Employee Benefit Plans to which Code Section 409A applies, the plans have been maintained in good faith compliance with Code Section 409A and IRS Notice 2005-1.

SECTION 2.11. Employment Contracts; Material Contracts. Except as set forth in the Company Disclosure Schedule at Section 2.11 or filed as an exhibit to any of the Filed Company SEC Reports, as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is a party to or bound by (a) any employment or consulting contract which provides for a base or guaranteed annual level of compensation in excess of $50,000 (without regard to any commissions), (b) any contract or commitment for capital expenditures in excess of $100,000 for any one project, or (c) contracts or commitments for the purchase of materials or supplies or for the performance of services that require the Company to make payments in excess of $100,000 in any twelve-month period.

SECTION 2.12. Registration Statement; Proxy Statement/Prospectus. None of the information supplied or to be supplied by the Company in writing for inclusion in (a) the Registration Statement (as defined in Section 6.01), (b) the Proxy Statement/Prospectus (as defined in Section 6.01), or (c) any other document required to be filed with the SEC or other regulatory authority in connection with the transactions contemplated hereby, at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective, and with respect to the Proxy Statement/Prospectus, when mailed, shall be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Company’s shareholders meeting pursuant to Section 6.02 (the “Company Shareholders Meeting”) shall be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Company Shareholders Meeting. The Company has received from Sandler O’Neill & Partners, L.P. an opinion (the “Fairness Opinion”) to the effect that the Exchange Ratio in the Merger is fair to the Company’s shareholders from a financial point of view, and such Fairness Opinion, (or, if updated by Sandler O’Neill & Partners, L.P. as of the date of mailing of the Proxy Statement/Prospectus, such updated opinion) may be included in the Proxy Statement/Prospectus.

SECTION 2.13. Title to Property. The Company and the Company Subsidiaries have good and marketable title to all of their respective properties and assets, real and personal, tangible and intangible, free and clear of all mortgage liens, and free and clear of all other liens, charges, and encumbrances except liens for taxes not yet due and payable, pledges to secure deposits, liens as set forth in the Company Disclosure Schedule at Section 2.13, and such minor imperfections of title, if any, as to not materially detract from the value of or interfere with the present use of the property affected thereby and which, individually or in the aggregate, would not have a Material Adverse Effect on the Company. All leases pursuant to which the Company or any of the Company Subsidiaries lease from others material real or personal property including, without limitation, leases for branch offices, are valid and effective, and, to the Company’s knowledge, binding and enforceable in accordance with their respective terms, and there is not or there has not occurred, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or any of the Company Subsidiaries have not taken adequate steps to prevent such a default from occurring). The Company’s and the Company Subsidiaries’ material buildings and equipment in regular use have been reasonably maintained and are in good and serviceable condition, reasonable wear and tear excepted. None of the material buildings, structures, or appurtenances owned or leased by the Company or any of the Company Subsidiaries for their operation or maintenance as now operated or maintained, contravenes any zoning ordinances or other administrative regulations (whether or not permitted because of prior non-conforming use), or violates any restrictive covenant or any provision of Law, the effect of which would materially interfere with or prevent the continued use of such properties for the purposes for which they are now being used or would materially and adversely affect the value thereof.

SECTION 2.14. Compliance with Environmental Laws.

(a) The term “Company’s Property” shall mean any real property and improvements currently owned, leased, used, operated, or occupied by the Company or any of the Company Subsidiaries. The term “Company’s Property” shall also include any real property or improvements acquired by foreclosure, property which the Bank has a present right to acquire upon foreclosure and which are owned by customers of the Bank who have received written notification of default and for which the Company or any Company Subsidiary has obtained an environmental report or evaluation, and properties currently held or operated by the Company or any of the Company Subsidiaries in a managerial capacity.

(b) The term “Environmental Claims” shall mean any and all administrative, regulatory, or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations, or proceedings relating in any way to any applicable Environmental Law or Environmental Permit.

(c) The term “Environmental Laws” shall mean all federal, state, and local Laws including statutes, regulations, and other governmental restrictions and requirements relating to the discharge of air pollutants, water pollutants, or process wastewater or the disposal of solid or hazardous waste or otherwise relating to the environment or hazardous substances or employee health and safety.

(d) The term “Environmental Permits” shall mean all permits, approvals, identification numbers, licenses, and other authorizations required under any applicable Environmental Law.

(e) The term “Hazardous Substances” shall mean all hazardous and toxic substances, wastes, and materials; any pollutants or contaminants (including, without limitation, petroleum products, asbestos, and raw materials, which include hazardous constituents); and any other similar substances or materials which are regulated under applicable Environmental Laws.

(f) The Environmental Permits (if any) of the Company or any of the Company Subsidiaries are in full force and effect and constitute all material permits, licenses, approvals, and consents relating to Environmental Laws or Hazardous Substances required for the conduct of the Company’s and the Company Subsidiaries’ respective businesses and the use of the Company’s Property (as presently conducted and used) in compliance in all material respects with applicable Environmental Laws.

(g) The Company and the Company Subsidiaries have filed all reports, returns, and other filings required to be filed with respect to the Company’s Property under Environmental Laws and the

Environmental Permits except where the failure to do so would not have a Material Adverse Effect on the Company. Except as set forth at Section 2.14(g) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has made any environmental filings after December 31, 2004 but before the date of this Agreement.

(h) The business of the Company and the Company Subsidiaries and, to the knowledge of the Company, the Company’s Property are being operated in all material respects in accordance with all applicable Environmental Laws and Environmental Permits. Neither the Company nor any of the Company Subsidiaries has received any written notice nor does the Company or any of the Company Subsidiaries have knowledge that any of the Company’s Property is not in material compliance with all Environmental Laws and Environmental Permits and no proceeding for the suspension, revocation, or cancellation of any Environmental Permit is pending or, to the knowledge of the Company, threatened in writing.

(i) There are no material actions pending, or to the knowledge of the Company, threatened in writing against the Company or any of the Company Subsidiaries which in any case assert or allege (i) the Company or any of the Company Subsidiaries violated any Environmental Law or Environmental Permit or is in default with respect to any Environmental Permit or any order, writ, judgment, variance, award, or decree of any government authority issued under any Environmental Law; (ii) the Company or any of the Company Subsidiaries is required to clean up or take remedial or other response action due to the disposal, discharge, or other release of any Hazardous Substance on the Company’s Property or elsewhere; or (iii) the Company or any of the Company Subsidiaries are required to contribute to the cost of any past, present, or future cleanup or remedial or other response action which arises out of or is related to the disposal, discharge, or other release of any Hazardous Substance by the Company, any of the Company Subsidiaries, or others. None of the Company, any of the Company Subsidiaries, or any of the Company’s Property is subject to any judgment, stipulation, order, decree, or agreement arising under Environmental Laws.

(j) With respect to the Company’s Property, (i) no Hazardous Substances have been treated, recycled, or disposed of by the Company or any of the Company Subsidiaries (intentionally or unintentionally) on, under, or at the Company’s Property; (ii) there has been no release or threatened release by the Company or any of the Company Subsidiaries of any Hazardous Substance on or from the Company’s Property; and (iii) there have been no activities on the Company’s Property which would subject Associated, any of the Associated Subsidiaries, or any subsequent occupier of the Company’s Property to material damages, penalties, injunctive relief, or cleanup costs under any Environmental Laws or common law theory of liability.

SECTION 2.15. Absence of Agreements. Neither the Company nor any of the Company Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its business (including any contract containing covenants which limit the ability of the Company or any of the Company Subsidiaries to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which the Company or any of the Company Subsidiaries may carry on their business) or in any manner relates to their capital adequacy, credit policies, or management, nor has the Company or any of the Company Subsidiaries been advised that any federal, state, or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, or similar submission.

SECTION 2.16. Taxes. The Company and the Company Subsidiaries have timely filed all Tax Returns (as defined below) required to be filed by them, and the Company and the Company Subsidiaries have timely paid and discharged all Taxes (as defined below) due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which the Company is maintaining reserves as required by GAAP. The liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this Agreement, “Tax” or “Taxes” shall mean taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local, or foreign governmental entity or taxing authority or agency, including, without limitation, (a) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer, and gains taxes; (b) customs, duties, imposts, charges, levies, or other similar assessments of any kind; and (c) interest, penalties, and additions to tax imposed with respect thereto; and “Tax Returns” shall mean returns, reports, and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service (the “IRS”) or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined, and unitary tax returns. For purposes of this Section 2.16, references to the Company and the Company Subsidiaries include former subsidiaries of the Company for the periods during which any such entities were owned, directly or indirectly, by the Company. Other than as listed at Section 2.16 of the Company Disclosure Schedule, neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits, administrative proceedings, court proceedings, or otherwise, or, to the knowledge of the Company, threatening to assert against the Company or any of the Company Subsidiaries, any deficiency or claim for additional Taxes. Other than as listed at Section 2.16 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax for which such extension or waiver has not expired. There are no tax liens on any assets of the Company or any of the Company Subsidiaries other than for Taxes not yet due and payable. Other than as listed at Section 2.16 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has received a ruling or entered into an agreement with the IRS or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect on the Company after the Effective Time. The accruals and reserves for taxes reflected in the Company Balance Sheet are adequate to cover all Taxes accruable by the Company and the Company Subsidiaries on a consolidated basis through the date thereof (including Taxes being contested) in accordance with GAAP. No agreements relating to allocating or sharing of Taxes exist between the Company and/or any of the Company Subsidiaries.

SECTION 2.17. Insurance. Section 2.17 of the Company Disclosure Schedule lists all policies of fire, product, or other liability, workers’ compensation, directors and officers, financial institutions bond, errors and omissions, and all other similar forms of insurance owned or held by the Company or any of the Company Subsidiaries. Subject to expirations and renewals of insurance policies in the ordinary course of business, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid (other than retrospective premiums which may be payable with respect to workers’ compensation insurance policies), and no written notice of cancellation or termination has been received with respect to any such policy. To the knowledge of the Company, the insurance policies to which the Company or any of the Company Subsidiaries are parties are sufficient for compliance with all material requirements of Law and all material agreements to which the Company or any of the Company Subsidiaries are parties Neither the Company nor any of the Company Subsidiaries has been refused any insurance with respect to any material assets or operations, nor has coverage been limited in any respect material to their operations by any insurance carrier to which they have applied for any such insurance or with which they have carried insurance during the last three (3) years. All material insurance claims that have arisen during the last five (5) years have been timely filed by the Company and the Company Subsidiaries and are listed on Section 2.17 of the Company Disclosure Schedule.

SECTION 2.18. [Intentionally Omitted]

SECTION 2.19. Internal Control Over Financial Reporting. The Company and the Company Subsidiaries maintain books of account which accurately and validly reflect all loans, mortgages, collateral, and other business transactions and maintain proper and adequate internal control over financial reporting which provide assurance that (a) receipts and expenditures are made and access to the Company’s or any of the Company Subsidiaries’ assets is permitted only in accordance with management’s authorization; (b) the books and records of the Company and the Company Subsidiaries accurately and fairly reflect in reasonable detail the transactions and dispositions of the assets of the Company or any of the Company Subsidiaries; (c) the reporting of the assets of the Company or any of the Company Subsidiaries is compared with existing assets at regular intervals; (d) transactions are recorded as necessary to permit preparation of consolidated financial statements of the Company in accordance with GAAP and to maintain accountability for the assets of the Company or any of the Company Subsidiaries; (e) unauthorized acquisition, use, or disposition of the assets of the Company or any of the Company Subsidiaries is prevented; and (f) accounts, notes, and other transactions are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

SECTION 2.20. Loans. Except as disclosed in the Company Disclosure Schedule at Section 2.20, the Bank is not a party to any written or oral loan agreement, note, or borrowing arrangement which has been, or which should be in accordance with the applicable policies of the Bank or the applicable requirements of banking regulations, classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” or any comparable classifications by the Company or the Bank or banking regulators. Neither the Company nor the Bank is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, with any director or executive officer of the Company or any of the Company Subsidiaries, or any affiliate of any director or executive officer of the Company or any of the Company Subsidiaries, except for such transactions which would not have to be disclosed pursuant to Section 404 of Regulation S-K as promulgated by the SEC. Neither the Company nor any of the Company Subsidiaries is a party to any written or oral loan agreement, note, or borrowing arrangement in violation of any law, regulation, or rule of any governmental authority, which violation could have a Material Adverse Effect on the Company. The reserve for loan losses of the Company as of December 31, 2004, is adequate to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of December 31, 2004. The Company Disclosure Schedule at Section 2.20 shall further identify all related interests and transactions related thereto for all directors and executive officers, except for such transactions which would not have to be disclosed pursuant to Section 404 of Regulation S-K as promulgated by the SEC.

SECTION 2.21. Related Party Transactions.

(a) Except as disclosed in the Company Disclosure Schedule at Section 2.21(a), or in the Filed Company SEC Reports, no officer, director or employee of the Company or any of the Company Subsidiaries (each, a “Company Related Party”) (i) has or has had since January 1, 2003, any direct or indirect material interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the business of the Company or any of the Company Subsidiaries; or (ii) has or has had since January 1, 2003, any direct or indirect interest in any material transaction with the Company or any of the Company Subsidiaries (other than the ownership of up to (but not more than) one percent of any class of securities of any company if such securities are listed on any national securities exchange or have been registered under section 12(g) of the Exchange Act and loans made in the ordinary course of business consistent with all applicable Laws).

(b) To the knowledge of the Company, no transaction required to be disclosed pursuant to Section 2.21(a) violated in any material respect any applicable Law.

SECTION 2.22. Labor Matters. Except as will not cause a Material Adverse Effect on the Company, (a) the Company and the Company Subsidiaries are in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and are not engaged in any unfair labor practice; (b) there is no unfair labor practice complaint against the Company or any of the Company Subsidiaries pending before the National Labor Relations Board; (c) there is no labor strike, dispute, slowdown, representation campaign, or work stoppage actually pending or threatened against or affecting the Company or any of the Company Subsidiaries; (d) no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending and no claim therefor has been asserted against the Company or any of the Company Subsidiaries; and (e) neither the Company nor any of the Company Subsidiaries is experiencing any material work stoppage.

SECTION 2.23. NASDAQ; Compliance with SOX. The Company Common Stock is listed on NASDAQ. The Company is, or will timely be, in compliance with all listing and corporate governance requirements of NASDAQ. The Company is in compliance with the provisions of SOX applicable to it as of the date hereof.

SECTION 2.24. Brokers. Except as set forth in the Company Disclosure Schedule at Section 2.24, no broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of the Company Subsidiaries.

SECTION 2.25. Tax Matters. To the Company’s knowledge, after reasonable inquiry, neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code.

SECTION 2.26. [Intentionally Omitted]

SECTION 2.27. Vote Required. The affirmative vote of the holders of at least a majority of the outstanding shares of the Company Common Stock entitled to vote is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the transaction contemplated by this Agreement.

SECTION 2.28. Board Approval. The Board of Directors of the Company, at a meeting duly called, constituted and held, has by the unanimous vote of all directors present at the meeting (a) determined that the Merger is advisable and in the best interests of the Company and its shareholders, and (b) approved this Agreement and the transactions contemplated by this Agreement, including the Merger.

SECTION 2.29. State Takeover Laws. The Company has taken all action required to be taken by it in order to exempt this Agreement, the other agreements contemplated by this Agreement and the transactions contemplated by the Agreement from, and this Agreement, the other agreements contemplated by this Agreement and the transactions contemplated by this Agreement are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of any jurisdiction, including but not limited to Sections 180.1130 to 180.1150 of Wisconsin Law (collectively, “Takeover Laws”), or any such provisions contained in the Company’s Articles of Incorporation or By-Laws.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ASSOCIATED

Associated hereby represents and warrants to the Company that:

SECTION 3.01. Organization and Qualification. Associated is a corporation duly organized and validly existing under the laws of the State of Wisconsin. The Disclosure Schedule of Associated attached hereto (the “Associated Disclosure Schedule”) at Section 3.01 or the Associated SEC Reports (as defined in Section 3.07(a)) lists each subsidiary, direct and indirect, of Associated (the “Associated Subsidiaries”). Except as set forth in the Associated Disclosure Schedule at Section 3.01 or as disclosed in the Associated SEC Reports, each Associated Subsidiary is wholly owned, directly or indirectly, by Associated, duly organized, validly existing, and, if applicable, in good standing under the laws or in the state in which such Associate Subsidiary is incorporated, organized or formed. Associated is registered with the Federal Reserve Board as a bank holding company under the BHCA. Associated and the Associated Subsidiaries each have the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals, and orders (the “Associated Approvals”) necessary to own, lease, and operate their respective properties and to carry on their business as they are now being conducted, including appropriate authorizations from the Federal Reserve Board, except where the failure to be so organized and existing or to have such power, authority, and Associated Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Associated. Associated has not received any notice of proceedings relating to the revocation or modification of any such Associated Approvals. Associated and each of the Associated Subsidiaries are duly qualified or licensed as a foreign corporation to do business and are in good standing in each jurisdiction where the character of properties owned, leased, or operated by it or the nature of their activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect on Associated.

SECTION 3.02. Articles of Incorporation and Bylaws. Associated has heretofore furnished to the Company a complete and correct copy of its Articles of Incorporation and Bylaws, as amended or restated. Such Articles of Incorporation and Bylaws are in full force and effect. Associated is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

SECTION 3.03. Capitalization of Associated. The authorized capital stock of Associated consists of 250,000,000 shares of Associated Common Stock and 750,000 shares of preferred stock par value $1.00 per share (“Associated Preferred Stock”). As of the date of this Agreement, (i) 129,680.455 shares of Associated Common Stock are issued and outstanding (net of treasury), all of which are duly authorized, validly issued, fully paid and non-assessable, except as provided in Section 180.0622(2)(b) of Wisconsin Law, (ii) 310,960 shares of Associated Common Stock are held in Associated’s treasury, and (iii) no shares of Associated Preferred Stock are issued and outstanding. The shares of Associated Common Stock to be issued pursuant to the Merger when so issued will be duly authorized, validly issued, fully paid and non-assessable, except as provided in Section 180.0622(2)(b) of Wisconsin Law. Associated has reserved, and will at the Effective Time have, a number of authorized but unissued shares of Associated Common Stock or shares of Associated Common Stock held in treasury sufficient for the share exchange contemplated by Section 1.06. Section 3.03 of the Associated Disclosure Schedule sets forth, as of the date of this Agreement, the total number of shares of capital stock of Associated subject to issuance pursuant to outstanding options, warrants, or other rights, agreements, arrangements, or commitments of any character relating to the issued or unissued capital stock of Associated or obligating Associated to issue or sell any shares of capital stock of, or other equity interests in, Associated.

SECTION 3.04. Authority. Associated has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Associated and the consummation by Associated of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Associated and no other corporate proceedings on the part of Associated are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby. Associated’s Board of Directors has approved and adopted this Agreement and the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Associated and, assuming the due authorization, execution, and delivery by the Company, constitutes the legal, valid, and binding obligation of Associated enforceable against Associated in accordance with its terms, except as enforcement may be limited by laws affecting insured depository institutions, general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

SECTION 3.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Associated does not, and the performance of this Agreement by Associated shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws of Associated, (ii) conflict with or violate any Laws applicable to Associated or any of the Associated Subsidiaries or by which their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Associated or any of the Associated Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which Associated or any Associated Subsidiary is a party or by which Associated or any Associated Subsidiary or any of their properties are bound or affected, except for any such breaches, defaults, or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on Associated.

(b) The execution and delivery of this Agreement by Associated does not, and the performance of this Agreement by Associated shall not, require, with respect to Associated, any consent, approval, authorization, or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, or any other person except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the BHCA, the BL, any applicable antitrust authorities, and the filing and recordation of appropriate merger or other documents as required by Wisconsin Law and/or state or national banking laws, or (ii) where the failure to obtain such consents, approvals, authorizations, or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Associated from performing its obligations under this Agreement, and would not have a Material Adverse Effect on Associated.

SECTION 3.06. Compliance; Permits. Neither Associated nor any of the Associated Subsidiaries is in conflict with, or in default or violation (except for any such conflicts, defaults, or violations which would not have a Material Adverse Effect on Associated) of (a) any Law applicable to Associated or any of the Associated Subsidiaries or by which its or their property is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which Associated or any Associated Subsidiary is a party or by which Associated or any Associated Subsidiary or any of its or their properties are bound or affected.

SECTION 3.07. Banking Reports, SEC Reports and Financial Statements.

(a) Since January 1, 2003, Associated and the Associated Subsidiaries have timely filed all forms, reports, and documents required to be filed with the Federal Reserve Board, the Office of the Comptroller of the Currency, the Wisconsin Department of Financial Institutions, the Federal Deposit Insurance Corporation, and any other applicable federal or state banking authorities (all such reports and statements are collectively referred to as the “Associated Bank Reports”). The Associated Bank Reports, including all Associated Bank Reports filed after the date of this Agreement, were or will be prepared in all material respects in accordance with the requirements of applicable Law.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) of Associated contained in the Associated Bank Reports, including any Associated Bank Reports filed since the date of this Agreement and prior to or on the Effective Time, have been or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the inclusion of footnotes in quarterly reports), and each fairly presents or will fairly present the consolidated financial position of Associated and the Associated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and changes in financial position for the periods indicated, except any unaudited interim financial statements that were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in the amount or effect.

(c) Except as set forth at Section 3.07(c) of the Associated Disclosure Schedule, Associated has on a timely basis filed all forms, reports, and documents required to be filed by it with the SEC since January 1, 2003. Except to the extent available in full without redaction on the SEC’s web site through EDGAR two days prior to the date of this Agreement, Associated has delivered to the Company true and complete copies in the form filed with the SEC of (i) Associated’s Annual Reports on Form 10-K for each fiscal year of Associated ending after January 1, 2003; (ii) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of Associated referred to in clause (i) above; (iii) all proxy statements relating to Associated’s meetings of shareholders (whether annual or special) held, and all information statements relating to shareholder consents since the beginning of the first fiscal year referred to in clause (i) above; (iv) all certifications and statements required by (A) Rule 13a-14 or 15d-14 under the Exchange Act or (B) 18 U.S.C. § 1350 (Section 906 of SOX) with respect to any report referred to in clause (i) or (ii) above; and (v) all other forms, reports, registration statements, and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 3.07(c)) filed by Associated with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, and other documents referred to in clauses (i), (ii), (iii), (iv), and (v) above are, collectively, the “Associated SEC Reports” and, to the extent available in full without redaction on the SEC’s web site through EDGAR two days prior to the date of this Agreement, are, collectively, the “Filed Associated SEC Reports”). All matters and statements made in the certifications and statements referred to in clause (iv) above are accurate. The Associated SEC Reports (x) were or will be prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations thereunder and (y) did not at the time they were filed with the SEC, or will not at the time they are filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except as set forth at Section 3.07(c) of the Associated Disclosure Schedule, no Associated Subsidiary is or has been required to file any form, report, registration statement, or other document with the SEC or any state securities authority. Associated maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. As used in this Section 3.07(c), the term “filed” shall be broadly construed to include any manner in which a document or information is furnished, supplied, or otherwise made available to the SEC, including, but not limited to, as may be required pursuant to Item 2.02 or 7.01 of Form 8-K.

(d) The consolidated financial statements of Associated included or incorporated by reference in any Associated SEC Reports (including the related notes) complied as to form, as of the respective dates of filing of such Associated SEC Reports with the SEC, in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto (including, without limitation, Regulation S-X), have been prepared in accordance with GAAP (except, in the case of unaudited financial statements, to the extent permitted by Regulation S-X for Quarterly Reports on Form 10-Q) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial condition of Associated and the Associated Subsidiaries at the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that were not, or with respect to any such financial statements contained in any Associated SEC Reports to be filed subsequent to the date hereof are not expected to be, material in amount or effect).

(e) Except as and to the extent set forth on the consolidated balance sheet of Associated as of December 31, 2004 or fully reserved against thereon, including all notes thereto (the “Associated Balance Sheet”), neither Associated nor any of the Associated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent, or otherwise required to be disclosed in accordance with GAAP), except (i) for liabilities or obligations incurred in the ordinary course of business since December 31, 2004, that would not, have a Material Adverse Effect on Associated or (ii) liabilities or obligations (for which the stated due date has not passed and which do not relate to any breach or violation of the terms thereof by Associated or any of the Associated Subsidiaries) pursuant to operating contracts or leases entered into in the ordinary course of business that would not have a Material Adverse Effect on Associated.

SECTION 3.08. Absence of Certain Changes or Events. Except as disclosed in the Filed Associated SEC Reports, since December 31, 2004, to the date of this Agreement, Associated and each Associated Subsidiary have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2004, there has not been (a) any change in the financial condition, results of operations, or business of Associated or any Associated Subsidiary having a Material Adverse Effect on Associated; (b) any damage, destruction, or loss (whether or not covered by insurance) with respect to any assets of Associated or any of the Associated Subsidiaries that would have a Material Adverse Effect on Associated; (c) any change by Associated or any of the Associated Subsidiaries in their respective accounting methods, principles, or practices, except for compliance with applicable new requirements of the Financial Accounting Standards Board or GAAP; (d) any revaluation by Associated of any of its material assets in any material respect; or (e) to the date of this Agreement, any entry by Associated or any Associated Subsidiary into any commitment or transaction material to Associated.

SECTION 3.09. Absence of Litigation. Except as disclosed in the Associated Disclosure Schedule at Section 3.09 or in the Filed Associated SEC Reports, there is no claim, action, suit, litigation, proceeding, arbitration, investigation, or controversy of any kind affecting Associated or any of the Associated Subsidiaries pending or, to the knowledge of Associated, threatened, except for matters which individually seek damages not in excess of $10 million and which otherwise will not have, and cannot reasonably be expected to have, a Material Adverse Effect on Associated, and there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to Associated or any Associated Subsidiary as a result of an examination by any bank regulatory authority.

SECTION 3.10. Registration Statement; Proxy Statement/Prospectus. None of the information supplied or to be supplied by Associated for inclusion in (a) the Registration Statement (as defined in Section 6.01), (b) the Proxy Statement/Prospectus (as defined in Section 6.01), or (c) any other document to be filed with the SEC or other regulatory authority in connection with the transactions contemplated hereby, at the respective time such documents are filed and, in the case of the Registration Statement, when it becomes effective and at the Effective Time, and with respect to the Proxy Statement/Prospectus, when mailed, shall be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Company Shareholders Meeting (as provided for in Section 6.02) shall be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Company Shareholders Meeting. All documents filed with the SEC or other regulatory authorities by Associated in connection with the Merger shall comply as to form in all material respects with the provisions of applicable Law.

SECTION 3.11. Absence of Agreements. Neither Associated nor any Associated Subsidiary is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its or their business (including any contract containing covenants which limit the ability of Associated or any Associated Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or any method by which, Associated or any Associated Subsidiary may carry on their business), or in any manner relates to its or their capital adequacy, credit policies, or management, except for those the existence of which has been disclosed to the Company pursuant to Sections 3.07 and 3.08, nor has Associated been advised that any federal, state, or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, or similar submission.

SECTION 3.12. Taxes. Associated and the Associated Subsidiaries have timely filed all Tax Returns required to be filed by any of them, and Associated and the Associated Subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which Associated is maintaining reserves as required by GAAP. The liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this Section 3.12, references to Associated and the Associated Subsidiaries include former subsidiaries of Associated for the periods during which any such entities were owned, directly or indirectly, by Associated.

Other than as listed in Section 3.12 of the Associated Disclosure Schedule, neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits or administrative proceedings, court proceedings or otherwise, or, to the knowledge of Associated, threatening to assert against Associated or any Associated Subsidiary any deficiency or claim for additional Taxes. Other than as listed in Section 3.12 of the Associated Disclosure Schedule, neither Associated nor any Associated Subsidiary has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax for which such extension or waiver has not expired. There are no tax liens on any assets of Associated or any Associated Subsidiary other than for taxes not yet due and payable. Other than as listed in Section 3.12 of the Associated Disclosure Schedule, neither Associated nor any Associated Subsidiary has received a ruling or entered into an agreement with the IRS or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect on Associated after the Effective Time. The accruals and reserves for taxes reflected in the Associated Balance Sheet are adequate to cover all Taxes accruable by Associated and the Associated Subsidiaries through the date thereof (including Taxes being contested) in accordance with GAAP.

SECTION 3.13. Brokers. Except as set forth in the Associated Disclosure Schedule at Section 3.13, no broker, finder, or investment banker is entitled to any brokerage fee, finder’s fee, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Associated.

SECTION 3.14. Tax Matters. To the knowledge of Associated, neither Associated nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization under Section 368(a)(1)(A) of the Code.

SECTION 3.15. Employee Benefit Plans.

(a) The Associated Disclosure Schedule at Section 3.15 lists all Employee Benefit Plans maintained, sponsored, or contributed to by Associated or any ERISA Affiliate or under which Associated or any ERISA Affiliate has any Liability.

(b) Associated has made available to the Company true and complete copies of each Employee Benefit Plan and a written summary or any Employee Benefit Plan not in writing.

SECTION 3.16. Internal Control Over Financial Reporting. Associated and the Associated Subsidiaries maintain books of account which accurately and validly reflect all loans, mortgages, collateral, and other business transactions and maintain proper and adequate internal control over financial reporting which provide assurance that (a) receipts and expenditures are made and access to Associated’s or any of the Associated Subsidiaries’ assets is permitted only in accordance with management’s authorization; (b) the books and records of Associated and the Associated Subsidiaries accurately and fairly reflect in reasonable detail the transactions and dispositions of the assets of Associated or any of the Associated Subsidiaries; (c) the reporting of the assets of Associated or any of the Associated Subsidiaries is compared with existing assets at regular intervals; (d) transactions are recorded as necessary to permit preparation of consolidated financial statements of Associated in accordance with GAAP and to maintain accountability for the assets of Associated or any of the Associated Subsidiaries; (e) unauthorized acquisition, use, or disposition of the assets of Associated or any of the Associated Subsidiaries is prevented; and (f) accounts, notes, and other transactions are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

ARTICLE IV

COVENANTS OF THE COMPANY

SECTION 4.01. Affirmative Covenants. The Company hereby covenants and agrees with Associated that prior to the Effective Time, unless the prior written consent of Associated shall have been obtained and except as specifically set forth in this Agreement, it will and it will cause each of the Company Subsidiaries to:

(a) operate its business only in the ordinary course consistent with past practices;

(b) use commercially reasonable efforts to preserve intact its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees, and maintain its relationships with customers;

(c) use commercially reasonable efforts to maintain and keep its properties in as good repair and condition as at present, ordinary wear and tear excepted;

(d) use commercially reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it;

(e) perform in all material respects all obligations required to be performed by it under all material contracts, leases, and documents relating to or affecting its assets, properties, and business;

(f) with respect to the Company on a consolidated basis, maintain as of January 31, 2005, and thereafter, an aggregate loan loss reserve, and replenish such reserve for all charge-offs, in accordance with GAAP applied consistently with past practice, and make any additions to such reserve required for new problem loans in accordance with GAAP applied consistently with past practice;

(g) purchase and sell securities in accordance with the guidelines set forth on Exhibit 4.01(g);

(h) comply with the capital requirements set forth in Exhibit 4.01(h);

(i) with respect to the Company on a consolidated basis, maintain as of January 31, 2005, and thereafter, a tax reserve of not less than an amount determined in accordance with GAAP consistently applied;

(j) engage in lending activities, extensions of credit, and other financing or leasing arrangements in accordance with the guidelines set forth in Exhibit 4.01(j);

(k) use commercially reasonable efforts to comply in all material respects and in a timely manner with all applicable requirements of the Securities Act, the Exchange Act, SOX, state securities laws, and the rules and regulations thereunder, and all applicable listing and corporate governance requirements of NASDAQ and maintain the listing of the Company Common Stock on NASDAQ;

(l) subject to applicable Law, notify Associated prior to the commencement of any investigation regarding, or upon receipt by the Company of any allegation of, any reasonably likely material violation by the Company, any of the Company Subsidiaries, or any director, officer, employee, or affiliate of the Company or any of the Company Subsidiaries of applicable Law, the listing standards of NASDAQ or any code of conduct or ethics applicable to any directors, officers, or employees of the Company or any of the Company Subsidiaries and, after consultation with Associated, take all reasonable actions in the conduct of any such investigation or the response to any such allegations; and

(m) subject to applicable Law, notify Associated of the receipt of any complaints (actual or constructive) or allegations of reasonably likely actual or potential material violations by the Company, any of the Company Subsidiaries, or any director, officer, employee, or affiliate of the Company or any of the Company Subsidiaries of applicable Law, the listing standards of NASDAQ or any code of conduct or ethics applicable to any directors, officers, or employees of the Company or any of the Company Subsidiaries and, after consultation with Associated, take all reasonable actions in the conduct of any such investigation or the response to any such allegations.

SECTION 4.02. Negative Covenants. Except as specifically set forth in this Agreement, from the date of this Agreement until the Effective Time, the Company shall not do, or permit the any of the Company Subsidiaries to do, without the prior written consent of Associated, any of the following:

(a) (i) grant any general increase in compensation to its employees as a class, or to its officers or directors, except in accordance with past practice or as required by Law or increases which are not material, (ii) effect any change in retirement benefits to any class of employees or officers or directors (unless any such change shall be required by applicable Law) which would increase its retirement benefit liabilities, (iii) adopt, enter into, amend, or modify any employee benefit plan or make any adjustments pursuant to any employee benefit plan except as required by Law or to maintain qualification under the Code, or (iv) enter into or amend any employment, severance, or similar agreements or arrangements with any directors or officers, other than as is consistent with the normal severance policies of the Company and the Bank in effect on the date of this Agreement; anything to the contrary notwithstanding, the Company shall be required to obtain the consent of Associated prior to effecting any of the changes identified in (i) through (iv) only to the extent that the activities result individually in an increase in cost or expense (current or future) in an annual amount greater than $10,000 or in the aggregate in an increase in cost or expense (current or future) in an annual amount greater than $50,000;

(b) declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock, except for (i) regular quarterly cash dividends on Company Common Stock not exceeding $0.17 per share and (ii) dividends by a Company Subsidiary to another Company Subsidiary or the Company;

(c) (i) redeem, purchase, or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion, or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) merge with or into any other corporation or bank, permit any other corporation or bank to merge into it, or consolidate with any other corporation or bank, or effect any reorganization or recapitalization; (iii) purchase or otherwise acquire any assets or stock of any corporation, bank, or other business, other than in the ordinary course of its banking business; (iv) liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of its business, consistent with past practice; or (v) split, combine, or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(d) issue, deliver, award, grant, or sell or authorize or propose the issuance, delivery, award, grant, or sale of any shares of any class of its capital stock (including shares held in treasury) (except for the issuance of shares in connection with the exercise of any option outstanding on the date of this Agreement and identified in Section 2.03 of the Company Disclosure Schedule in accordance with its terms) or any rights, warrants, or options to acquire any such shares;

(e) directly or indirectly initiate, solicit, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as such term is defined below), or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors, or employees or any investment banker, financial advisor, attorney, accountant, or other representative retained by it or any of the Company Subsidiaries to take any such action, and the Company shall promptly notify Associated orally and in writing of all inquiries and proposals which it may receive relating to any of such matters together with all of the relevant details relating to such inquiries or proposals that the Company is permitted to provide to Associated; provided, however, that nothing contained in this subsection (e) shall prohibit the Board of Directors of the Company from furnishing or permitting any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, or other representatives to furnish information to any party that requests information as to the Company or any of the Company Subsidiaries, otherwise facilitating an effort or attempt by a third party to make or implement a Competing Transaction and participating in discussions and negotiations with a third party relating to a Competing Transaction if (i) the Board of Directors of the Company, determines in good faith, after consultation with outside legal counsel, that failure to do so would cause the Board of Directors to breach its fiduciary duties under applicable Law; (ii) prior to furnishing such information to such person, the Company provides Associated with at least three business days’ notice to the effect that it is furnishing information to such person; and (iii) prior to furnishing such information to such party, the Company receives from such party an executed confidentiality agreement in customary form. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving the Company or any of the Company Subsidiaries other than the Merger contemplated by this Agreement: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of ten percent or more of assets in a single transaction or series of transactions, excluding from the calculation of the percentage hereunder any such transactions undertaken in the ordinary course of business and consistent with past practice; (iii) any sale of ten percent or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock); (iv) any tender offer or exchange offer for ten percent or more of outstanding shares of capital stock; (v) any solicitation of proxies in opposition to approval by the Company’s shareholders of the Merger; (vi) the filing of an acquisition application (or the giving of acquisition notice) whether in draft or final form under the BHCA or the Change in Bank Control Act with respect to the Company or any of the Company Subsidiaries; (vii) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of capital stock of the Company; or (viii) any public announcement of a proposal, plan, or intention to do any of the foregoing;

(f) propose or adopt any amendments to the corporate charter or Bylaws in any way materially adverse to Associated;

(g) except in their fiduciary capacities for the account of customers, purchase any shares of Associated Common Stock;

(h) change any of its methods of accounting in effect at December 31, 2004, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2003, except as may be required by Law or GAAP;

(i) subject to Section 4.01(j), change any lending, investment, liability management, or other material policies concerning the business or operations of the Company or any of the Company Subsidiaries in any material respect; organize any new subsidiaries or enter into any new non-banking line of business, whether or not permissible under applicable Law; or make any material changes in its operations;

(j) (i) settle any claim, action, suit, litigation, proceeding, arbitration, investigation, or controversy of any kind, for any amount in excess of $50,000 or in any manner which would restrict in any material respect the operations or business of the Company or any of the Company Subsidiaries; (ii) purchase any new financial product or instrument which involves entering into a contract with a term of 12 months or longer (excluding investments made in accordance with Section 4.01(g)); or (iii) incur or pay legal and accounting fees in connection with the transaction contemplated hereby on other than a standard hourly fee basis for work completed (and after the date of this Agreement, the Company will discuss such fees with Associated) and investment banking fees in connection with the transaction contemplated hereby in excess of the amount determined pursuant to the engagement letter dated March 4, 2005 between the Company and Sandler O’Neill & Partners, L.P.;

(k) for any plan year, depending on the applicable plan, accrue for, contribute to or pay through any Pension Plan, Welfare Plan, or Fringe Benefit Plan an amount (determined as a percentage of compensation paid to participants) larger than the amount contributed to such plan for the previous plan year of such plan

(determined as a percentage of compensation paid to participants) unless (i) such amount does not exceed $50,000 in the aggregate with respect to all plans during any twelve month period; or (ii) as required by Law; provided, however, that in no event may any change other than as required by law be made to the terms of any such plan (including, but not limited to, changes to eligibility or benefit levels);

(l) effect a change, directly or indirectly, or enter into any agreement directly or indirectly, which would result in a change in any insurance policy or benefit, including, but not limited to, entering into or purchasing any new insurance policies (except as allowed in Section 4.02(j)(viii)), disposing of any insurance policies, changing the nature or scope of any interest in any existing policies, or making additional contributions to any insurance policy, except as required to keep the policy in force; provided, however, that nothing contained herein shall prevent the Company or any of the Company Subsidiaries from renewing or replacing as they expire any existing coverage relating to their normal operations on substantially similar terms as current coverage (except for required premium increases);

(m) enter into any transaction or relationship described in Section 2.21(a);

(n) amend, modify, renegotiate, or change any agreement, contract, commitment, obligation, or other instrument to which the Company or any of the Company Subsidiaries is a party or is otherwise bound and which is material to the Company or any of the Company Subsidiaries, individually or when taken as a whole;

(o) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or a breach of any provision of this Agreement, except, in every case, as may be required by applicable Law; or

(p) agree in writing or otherwise to do any of the foregoing.

SECTION 4.03. Access and Information.

(a) Prior to the Effective Time, in a manner consistent with applicable Law and upon reasonable notice and without unreasonable disruption to the business carried on by the Company or any of the Company Subsidiaries, the Company shall (and shall cause the Company Subsidiaries to) afford to Associated’s officers, employees, accountants, legal counsel, and other representatives access, during normal business hours, to all its properties, books, contracts, commitments, and records (other than the portion of Company Board of Director minutes which discuss this or any other merger proposals or Competing Transactions). Prior to the Effective Time, the Company shall (and shall cause the Company Subsidiaries to) furnish promptly to Associated (i) a copy of each Company Bank Report filed by it (to the extent permitted by Law) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of federal or state securities laws, the BHCA, any other federal or state banking laws, or any other applicable laws promptly after such documents are available; (ii) a copy of each Company SEC Report filed by it or received by it after the date of this Agreement (except to the extent an SEC Report filed by it is available on EDGAR); and (iii) monthly consolidated financial statements of the Company and the Company Subsidiaries, including a balance sheet, income statement, statement of stockholders’ equity and statement of cash flows, which shall be prepared consistent with past practice (to the extent applicable) and shall be prepared in accordance with the Company’s normal accounting procedures on a consistent basis throughout the periods involved.

(b) Any information provided to Associated by the Company or any of the Company Subsidiaries, whether prior to or subsequent to the date of this Agreement, shall be kept confidential by the representatives of Associated (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that (i) it was already known to such representatives when received, (ii) it hereafter becomes lawfully obtainable from other sources, or (iii) it is required to be disclosed by Associated in any document required to be filed with any government authority or agency, which disclosure shall be treated by Associated as if it were disclosing its own information and limited to the minimum amount of information required to be disclosed. Upon any termination of this Agreement pursuant to Article VIII hereof, Associated agrees to promptly return all information and documents that it has obtained from the Company in connection herewith without retaining a copy thereof.

SECTION 4.04. Affiliates and Tax Treatment. As soon as practicable after the date of this Agreement, (a) the Company shall deliver to Associated a letter identifying all persons who are then “affiliates” of the Company, including, without limitation, all directors and executive officers of the Company, for purposes of Rule 145 promulgated under the Securities Act, and (b) the Company shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall obtain from each person identified in such letter a written agreement, substantially in the form attached hereto as Exhibit 4.04, acknowledging and agreeing to such restrictions. The Company shall use reasonable efforts to obtain from any person who becomes an affiliate of the Company after the Company’s delivery of the letter referred to above, and on or prior to the Effective Time, a written agreement substantially in the form attached hereto as Exhibit 4.04 as soon as practicable after attaining such status. The Company will use its best efforts to cause the Merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code.

SECTION 4.05. Expenses.

(a) Except as provided in Section 8.02 below, all Expenses (as defined below) incurred by Associated and the Company shall be borne solely and entirely by the party that has incurred the same, except that the parties shall share equally in the expense of printing and filing the Registration Statement and the Proxy Statement/Prospectus and all SEC, bank regulatory and other regulatory filing fees incurred in connection with this Agreement and the transactions contemplated hereby.

(b) “Expenses” as used in this Agreement shall include all out-of-pocket expenses (including without limitation, all fees and expenses of counsel, accountants, investment bankers, experts, and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, and execution of this Agreement, the solicitation of shareholder approvals, and all other matters related to the closing of the transactions contemplated hereby.

SECTION 4.06. Delivery of Shareholder List. The Company shall deliver to Associated or its designee, from time to time prior to the Effective Time, a true and complete list setting forth the names and addresses of the shareholders of the Company, their holdings of stock as of the latest practicable date, and such other shareholder information as Associated may reasonably request.

SECTION 4.07. [Intentionally Omitted]

ARTICLE V

COVENANTS OF ASSOCIATED

SECTION 5.01. Affirmative Covenants. Associated hereby covenants and agrees with the Company that prior to the Effective Time, unless the prior written consent of the Company shall have been obtained, and except as otherwise specifically set forth in this Agreement, it will and it will cause each Associated Subsidiary to:

(a) operate its business only in the ordinary course consistent with past practices and maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as utilized in Associated’s financial statements applied on a consistent basis;

(b) conduct its business in a manner that does not violate any Law, except for possible violations which individually or in the aggregate do not have a Material Adverse Effect on Associated, and insofar as reasonably can be foreseen in the future will not have a Material Adverse Effect on Associated;

(c) use its commercially reasonable efforts to comply in a timely manner with all applicable requirements of the Securities Act, the Exchange Act, SOX, state securities laws, and the rules and regulations thereunder, and all applicable listing and corporate governance requirements of NASDAQ; and

(d) remain “well-capitalized” under applicable regulatory capital guidelines.

SECTION 5.02. Negative Covenants. Except as otherwise contemplated by this Agreement, from the date of this Agreement until the Effective Time, Associated shall not do, or permit any Associated Subsidiary to do, without the prior written consent of the Company, any of the following:

(a) solely in the case of Associated, declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of any of its capital stock unless appropriate adjustment or adjustments are made to the Exchange Ratio as set forth in Section 1.06 hereof;

(b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or a breach of any provision of this Agreement, except, in every case, as may be required by applicable Law;

(c) amend its Articles of Incorporation or By-laws or other governing instruments in a manner which would adversely affect in any manner the terms of the Associated Common Stock or the ability of Associated to consummate the transactions contemplated hereby;

(d) enter into any agreement providing for, or otherwise participate in, any merger, consolidation or other transaction in which Associated or any surviving corporation would be required not to consummate the Merger or any of the other transactions contemplated hereby in accordance with the terms of this Agreement, as the case may be; or

(e) agree to do any of the foregoing.

SECTION 5.03. Access and Information.

(a) Prior to the Effective Time, in a manner consistent with applicable Law, and upon reasonable notice and without unreasonable disruption to the business carried on by Associated or the Associated Subsidiaries, Associated shall (and shall cause the Associated Subsidiaries to) afford to the Company’s officers, employees, accountants, legal counsel, and other representatives access, during normal business hours, to all its properties, books, contracts, commitments, and records (other than the portion of Associated Board of Director minutes which discuss this Merger). After the date of this Agreement and prior to the Effective Time, upon reasonable notice, Associated shall (and shall cause the Associated Subsidiaries to) furnish promptly to the Company (i) a copy of each Associated Bank Report filed by it (to the extent permitted by Law) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of federal or state securities laws, the BHCA, any other federal or state banking laws, or any other applicable laws promptly after such documents are available; (ii) a copy of each Associated SEC Report filed by it or received by it (except to the extent an SEC Report filed by it is available on EDGAR); and (iii) all other information concerning the business, properties, and personnel of Associated or Associated Subsidiaries as the Company may reasonably request.

(b) Any information provided to the Company by Associated, whether prior to or subsequent to the date of this Agreement, shall be kept confidential by the representatives of the Company (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that (i) it was already known to such representatives when received, (ii) it hereafter becomes lawfully obtainable from other sources, or (iii) it is required to be disclosed by the Company in any document required to be filed with any government authority or agency, which disclosure shall be treated by the Company as if it were disclosing its own information and limited to the minimum amount of information required to be disclosed. Upon any termination of this Agreement pursuant to Article VIII hereof, the Company agrees to promptly return all information and documents that it has obtained from Associated in connection herewith without retaining a copy thereof.

SECTION 5.04. Tax Treatment. Associated will use its best efforts to cause the Merger to qualify as a reorganization under Section 368(a)(1)(A) of the Code.

SECTION 5.05. NASDAQ Listing. Prior to the Effective Time, the Surviving Corporation shall cause the shares of Associated Common Stock to be issued in the Merger to be approved for listing on NASDAQ if this Agreement and the Merger are approved by the Company’s shareholders.

SECTION 5.06. Dividends. After the date of this Agreement, each of the Company and Associated shall coordinate with the other with respect to the payment of dividends with respect to Company Common Stock and Associated Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock and Associated Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock and/or Associated Common Stock or any shares of Associated Common Stock that any such holder receives in exchange for such shares of Company Common Stock in the Merger.

SECTION 5.07. Control of the Company’s Business. Nothing contained in this Agreement shall give Associated, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Company Subsidiaries’ operations.

SECTION 5.08. Charitable Contributions. Associated will honor, or will cause the Surviving Corporation to honor, the outstanding commitments that the Company has made as of the date hereof relative to charitable contributions described on Exhibit 5.08.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. Registration Statement. As promptly as practicable after the execution of this Agreement, Associated, in cooperation with the Company, shall prepare and file a registration statement on Form S-4 (the registration statement together with the amendments thereto are defined as the “Registration Statement” and the prospectus and proxy materials contained therein are defined as the “Proxy Statement/Prospectus”) with the SEC covering the Associated Common Stock to be issued in the Merger (subject to the immediately following sentence) and relating to the submission of the Merger to the shareholders of the Company for their approval, and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. Associated does not undertake to file post-effective amendments to Form S-4 or to file a separate registration statement to register the sale of Associated Common Stock by affiliates of the Company pursuant to Rule 145 promulgated under the Securities Act. The Company will furnish to Associated all information concerning the Company and the Company Subsidiaries required to be set forth in the Registration Statement, and Associated will provide the Company and its counsel the opportunity to review and approve such information as set forth in the Registration Statement and Proxy Statement/Prospectus. Associated shall include in the Registration Statement and the Proxy Statement/Prospectus all information concerning Associated and the Associated Subsidiaries required to be set forth therein. Associated and the Company will each render to the other its full cooperation in preparing, filing, prosecuting the filing of, and amending the Registration Statement such that it comports at all times with the requirements of the Securities Act and the Exchange Act. Specifically, but without limitation, each will promptly advise the other if at any time before the Effective Time any information provided by it for inclusion in the Registration Statement appears to have been, or shall have become, incorrect or incomplete and will furnish the information necessary to correct such incorrect or incomplete information. As promptly as practicable after receipt of applicable regulatory approvals (although such mailing may occur prior to expiration of any post-approval waiting period) and the effectiveness of the Registration Statement, the Company will mail to its shareholders (a) a notice of the Company Shareholders Meeting and the Proxy Statement/Prospectus, and (b) as promptly as practicable after approval thereof by Associated, such other supplementary proxy materials as may be necessary to make the Proxy Statement/Prospectus comply with the requirements of the Securities Act and the Exchange Act. Except as provided above and except with the prior written consent of Associated, the Company will not mail or otherwise furnish or publish to shareholders of the Company any proxy solicitation material or other material relating to the Merger that constitutes a “prospectus” within the meaning of the Securities Act. Associated shall also take any reasonable action required to be taken under any applicable Blue Sky Laws in connection with the issuance of the shares of Associated Common Stock to be issued as set forth in this Agreement and the Company and the Company Subsidiaries shall furnish all information concerning the Company and the Company Subsidiaries, and the holders of the Company Common Stock and other assistance as Associated may reasonably request in connection with such action.

SECTION 6.02. Meeting of Shareholders. The Company and its officers and directors shall, unless the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that taking such action would cause the Board of Directors to breach its fiduciary duties under applicable Law: (a) cause a meeting of the Company’s shareholders to be duly called and held as soon as practicable following receipt of applicable regulatory approvals and the effectiveness of the Registration Statement to consider and vote upon the Merger and any related matters in accordance with the applicable provisions of applicable law; (b) submit this Agreement to the Company’s shareholders together with a unanimous recommendation (of all directors voting thereon at the meeting held on March 21, 2005) for approval by the Board of Directors of the Company; (c) solicit the approval thereof by the Company’s shareholders by mailing or delivering to each shareholder the Prospectus/Proxy Statement; and (d) use commercially reasonable efforts to obtain the approval and adoption of the Merger by the requisite percentage of the Company’s shareholders.

SECTION 6.03. Appropriate Action; Consents; Filings. The Company and Associated shall use all commercially reasonable efforts to (a) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper, or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement; (b) obtain all consents, licenses, permits, waivers, approvals, authorizations, or orders required under Law (including, without limitation, all foreign and domestic (federal, state, and local) governmental and regulatory rulings and approvals and parties to contracts) in connection with the authorization, execution, and delivery of this Agreement and the consummation by them of the transactions contemplated hereby and thereby, including, without limitation, the Merger; and (c) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (i) the Securities Act and the Exchange Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, (ii) any applicable federal or state banking laws, and (iii) any other applicable Law; provided, that Associated and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions, or changes suggested in connection therewith. The Company and Associated shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such necessary action. Subject to the satisfaction of the conditions in Section 7.01 and Section 7.03, the Company will use commercially reasonable efforts to cause each executive officer of the Company listed on Exhibit 7.02(i), as of the date of the Effective Time, to execute and deliver to Associated each of the Executive Agreements (as defined in Section 7.02(i)) in accordance with the terms set forth on Exhibit 7.02(i). Subject to the satisfaction of the other conditions in Section 7.01 and Section 7.02, Associated will execute, as of the date of the Effective Time, and deliver to the applicable executive officers of the Company listed on Exhibit 7.02(i) each of the Executive Agreements applicable to such executive officer in accordance with the terms set forth on Exhibit 7.02(i).

SECTION 6.04. Notification of Certain Matters. The Company shall give prompt notice to Associated, and Associated shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (b) any failure of the Company or Associated, as the case may be, to comply in all material respects with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.05. Public Announcements. Associated and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation and with mutual consent of both parties, except as may be required by law or any listing agreement with the NASDAQ.

SECTION 6.06. Employee Benefits Matters. Annex A hereto sets forth certain agreements with respect to employee benefit matters pertaining to employees of the Company and Company Subsidiaries.

SECTION 6.07. [Intentionally Omitted]

SECTION 6.08. Stay Bonuses. Associated and the Company shall cooperate in good faith to establish and agree upon payment of appropriate stay bonuses for key personnel of the Company or the Company Subsidiaries (other than those Company executive officers covered by employment agreements) where the Company and Associated believe the continued employment of the person or persons in question through the Effective Time is necessary to maintain the effectiveness of the Company’s and the Company Subsidiaries’ continuing operations and/or to the integration of the businesses of the Company and Associated.

SECTION 6.09. Environmental Matters. Associated may elect to engage an environmental consultant (who shall be mutually agreed upon by Associated and the Company) (the “Environmental Consultant”) to conduct a preliminary environmental assessment (“Phase I”) of all or any of the parcels of the Company’s Property. The fees and expenses of the Environmental Consultant with respect to the Phase I assessments shall be borne by Associated. The Company shall fully cooperate with Associated to provide the Environmental Consultant reasonable access to all Company Property.

SECTION 6.10. [Intentionally Omitted]

SECTION 6.11. Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Associated shall, to the fullest extent permitted by applicable Law and in the Company’s By-laws and Articles of Incorporation as in effect as of the date hereof, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer or director of the Company or any of the Company Subsidiaries (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all losses, expenses (including attorneys’ fees and expenses), claims, damages or liabilities or amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) that are, in whole or in part, pertaining to (i) the fact that such person is or was a director or officer of the Company or any of the Company Subsidiaries or their respective predecessors or (ii) this Agreement or any of the transactions completed hereby, whether or not asserted or arising before the Effective Time. In the event that any Indemnified Party is required to bring any action to enforce rights or to collect moneys due under this Section 6.11(a) and is successful in such action, Associated shall reimburse such Indemnified Party for all of its expenses in bringing and pursuing such action. Each Indemnified Party shall be entitled to the advancement of expenses to the full extent contemplated in this Section 6.11(a) in connection with any such action.

(b) Associated and the Company shall cooperate, using commercially reasonable efforts, to purchase and maintain in effect for a term of six (6) years, without any lapse in coverage, one or more so called “tail” or “run-off” directors and officers liability insurance policies with respect to wrongful acts and/or omissions committed or allegedly committed by any of the officers or directors of the Company prior to the Effective Time on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof (“D&O Coverage”); provided, however, that such D&O Coverage shall have a maximum premium of 200% of last year’s annual premium for the Company’s existing directors and officers liability insurance policy (the “Premium Limit”); provided, further, that if the premium for such insurance shall exceed the Premium Limit, Associated shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Premium Limit.

(c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Associated or the Surviving Corporation, as the case may be, assume the obligations set forth in this section.

(d) In addition to the other indemnification obligations set forth in this Section 6.11, Associated will indemnify directors and officers of the Company and the Company Subsidiaries to the full extent permissible under the Company’s Articles of Incorporation or Bylaws.

(e) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

SECTION 6.12. Takeover Laws; No Rights Triggered. If any Takeover Law may become, or may purport to be, applicable to this Agreement, any other agreement contemplated by this Agreement or any of the transactions contemplated by this Agreement (individually or in conjunction with any other event), each party and the members of their respective Boards of Directors (subject to their respective fiduciary duties under applicable Law) will grant such approvals and take such actions as are necessary or appropriate so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement. The Company shall take all action necessary to ensure that, so long as this Agreement shall not have been terminated pursuant to the terms hereof, that no person shall become able to exercise any Rights under the Company Rights Agreement or enable or require the Rights to separate from the shares of Company Common Stock to which they are attached or to be triggered or become exercisable or redeemable as a result of entering into this Agreement or any of the other agreements contemplated by this Agreement or consummating any of the transactions contemplated by this Agreement (individually or in conjunction with any other event).

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.01. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the knowledge of Associated or the Company, threatened by the SEC. Associated shall have received all other federal or state securities permits and other authorizations necessary to issue Associated Common Stock in exchange for the Company Common Stock and to consummate the Merger.

(b) Shareholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the shareholders of the Company.

(c) Regulatory Approvals. The Merger shall have been approved by the Federal Reserve Board, the Wisconsin Department of Financial Institutions and all other required regulatory agencies, which approvals shall not contain any condition, including, without limitation, any requirement to raise additional capital, that would significantly adversely affect or significantly adversely limit the business or operations of Associated or any of its subsidiaries or significantly adversely impact the economic or business benefits of the transactions contemplated by this Agreement, all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approvals shall have been satisfied and all waiting periods relating to such approvals shall have expired.

(d) No Order. No federal or state governmental or regulatory authority or other agency or commission, or federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, executive order, decree, injunction, or other order (whether temporary, preliminary, or permanent) which is in effect restricting, preventing, or prohibiting consummation of the transactions contemplated by this Agreement.

SECTION 7.02. Additional Conditions to Obligations of Associated. The obligations of Associated to effect the Merger are also subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be complete and correct in all respects as of the Effective Time as though made on or as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent such representations and warranties specifically reference an earlier date); provided, however, that, for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a Material Adverse Effect on the Company.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Consents Obtained. All consents, waivers, approvals, orders, or authorizations required to be obtained, and all filings required to be made by the Company for the authorization, execution, and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, except where the failure to obtain any consents, waivers, approvals, orders, or authorizations required to be obtained or any filings required to be made would not have a Material Adverse Effect on the Company.

(d) No Challenge. There shall not be pending any action, proceeding, or investigation before any court or administrative agency or by any government agency or any other person (i) challenging or seeking material damages in connection with the Merger or the exchange of the Company Common Stock for Associated Common Stock pursuant to the Merger, or (ii) seeking to restrain, prohibit, or limit the exercise of full rights of ownership or operation by Associated or any of the Associated Subsidiaries of all or any portion of the business or assets of the Company or the Company Subsidiaries, which in either case is reasonably likely to have a Material Adverse Effect on either the Company or Associated.

(e) Secretary’s Certificate. Associated shall have received a certificate of the Secretary of the Company, dated as of the date of the Effective Time, in the form attached hereto as Exhibit 7.02(e).

(f) Tax Opinion. Associated shall have received from Reinhart Boerner Van Deuren s.c., an opinion (i) dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to shareholders of the Company, (ii) which shall not have been withdrawn or modified in any material respect prior to the Effective Time, (iii) to the effect that:

[a] the Merger will qualify as a reorganization within the meaning of section 368(a)(1)(A) of the Code;

[b] the Company and Associated will each be party to a reorganization within the meaning of Section 368(b) of the Code;

[c] no gain or loss will be recognized by any shareholder of the Company upon consummation of the Merger (except with respect to cash received in lieu of a Fractional Share (if any)); and

[d] the basis of Associated Common Stock received by the shareholders of the Company pursuant to the Merger will be the same as that of the Company Common Stock surrendered in exchange therefor, decreased by the amount of the cash and the fair market value of the other property received and increased by the amount treated as a dividend, if any, and by the amount of gain recognized on the exchange (not including any portion of the gain that is treated as a dividend).

(g) Affiliate Agreements. The Company shall use commercially reasonable efforts to cause each person who is identified in the affiliate letter pursuant to Section 4.04 as an “affiliate” of the Company to deliver to Associated promptly after the date of this Agreement a signed affiliate agreement in the form attached hereto as Exhibit 4.04.

(h) [Intentionally Omitted]

(i) Executive Agreements. The Company shall use commercially reasonable efforts to cause each executive officer of the Company listed on Exhibit 7.02(i) to enter into an employment or consulting agreement, a non-competition agreement and a separation agreement and general release (collective, the “Executive Agreements”), in each case in substantially the form attached as Exhibit 7.02(i) hereto for the applicable executive officer, and the Company shall use commercially reasonable efforts to cause each such executive officer to terminate as of the Effective Time all other employment or other compensation arrangements or agreements except to the extent specifically preserved in the Executive Agreement for such executive officer.

(j) Voting Agreement. Within ten (10) business days after the date of this Agreement, Associated and the shareholders of the Company listed on Exhibit 7.02(j) shall have executed and delivered the Voting Agreement in the form of Exhibit 7.02(j).

(k) No Material Adverse Change. Since the date of this Agreement (i) no event shall have occurred which is not consistent with the normal operations of the Company or otherwise not intended or reasonably anticipated which has a Material Adverse Effect on the Company, and (ii) no condition, event, fact, circumstances, or other occurrence shall have occurred which is not consistent with the normal operations of the Company or otherwise not intended or reasonably anticipated that may reasonably be expected to have or result in such a Material Adverse Effect on the Company.

(l) SEC Certifications. The Company SEC Reports filed by the Company after the date of this Agreement shall contain all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act and (ii) 18 U.S.C. § 1350 (Section 906 of SOX), in the form required by the SOX, the Exchange Act, and the rules and regulations thereunder, without any qualifications, exceptions, or limitations with respect thereto.

(m) [Intentionally Omitted]

(n) Closing Certificate. Associated shall have received a certificate of the Chief Executive Officer of the Company, dated as of the date of the Effective Time, in the form attached hereto as Exhibit 7.02(n).

SECTION 7.03. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Associated contained in this Agreement shall be complete and correct in all respects as of the Effective Time as though made on and as of the Effective Time with the same force and effect as if made on the Effective Time (except to the extent such representations and warranties specifically reference an earlier date); provided, however, that, for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, represent a Material Adverse Effect on Associated.

(b) Agreements and Covenants. Associated shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Consents Obtained. All material consents, waivers, approvals, authorizations, or orders required to be obtained, and all filings required to be made by Associated for the authorization, execution, and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by Associated, except where the failure to obtain any consents, waivers, approvals, orders, or authorizations required to be obtained or any filings required to be made would not have a Material Adverse Effect on Associated.

(d) No Challenge. There shall not be pending any action, proceeding, or investigation before any court or administrative agency or by any government agency or any other person (i) challenging or seeking material damages in connection with the Merger or the exchange of the Company Common Stock for Associated Common Stock pursuant to the Merger, or (ii) seeking to restrain, prohibit, or limit the exercise of full rights of ownership or operation by Associated or any of the Associated Subsidiaries of all or any portion of the business or assets of the Company or any of the Company Subsidiaries, which in either case is reasonably likely to have a Material Adverse Effect on either the Company or Associated.

(e) Secretary’s Certificate. The Company shall have received a certificate of the Secretary of Associated, dated as of the date of the Effective Time, in the form attached hereto as Exhibit 7.03(e).

(f) Tax Opinion. The Company shall have received from Foley & Lardner LLP, an opinion (i) dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to shareholders of the Company, (ii) which shall not have been withdrawn or modified in any material respect prior to the Effective Time, (iii) to the effect that:

[a] the Merger will qualify as a reorganization within the meaning of section 368(a)(1)(A) of the Code;

[b] the Company and Associated will each be party to a reorganization within the meaning of Section 368(b) of the Code;

[c] no gain or loss will be recognized by any shareholder of the Company upon consummation of the Merger (except with respect to cash received in lieu of a Fractional Share (if any)); and

[d] the basis of the Associated Common Stock received by the shareholders of the Company pursuant to the Merger will be the same as the basis of the Company Common Stock surrendered in exchange therefor, decreased by the amount of the cash and the fair market value of the other property received and increased by the amount treated as a dividend, if any, and by the amount of gain recognized on the exchange (not including any portion of the gain that is treated as a dividend).

(g) No Material Adverse Change. Since the date of this Agreement (i) no event shall have occurred which is not consistent with the normal operations of the Associated or otherwise not intended or reasonably anticipated which has a Material Adverse Effect on Associated, and (ii) no condition, event, fact, circumstance, or other occurrence shall have occurred which is not consistent with the normal operations of the Associated or otherwise not intended or reasonably anticipated that may reasonably be expected to have or result in such a Material Adverse Effect on Associated.

(h) SEC Certifications. The Associated SEC Reports filed by Associated after the date of this Agreement shall contain all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act and (ii) 18 U.S.C. § 1350 (section 906 of SOX), in the form required by the SOX, the Exchange Act, and the rules and regulations thereunder, without any qualifications, exceptions, or limitations with respect thereto.

(i) Closing Certificate. The Company shall have received a certificate of the Chief Executive Officer of Associated, dated as of the date of the Effective Time, in the form attached hereto as Exhibit 7.03(i).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination.

(a) This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

(i) by mutual written consent of Associated and the Company;

(ii) by the Company or Associated (A) if there has been a breach in any material respect (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall have been breached in any respect) of any representation, warranty, covenant, or agreement set forth in this Agreement on the part of the nonterminating party, or (B) if any representation or warranty of the nonterminating party shall be discovered to have become untrue in any material respect (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall have become untrue in any respect), in either case which breach or other condition has not been cured within 15 business days or which breach by its nature cannot be cured prior to the Effective Time; provided, however, that neither the Company or Associated shall have the right to terminate this Agreement pursuant to this Section 8.01(a)(ii) unless the breach of any representation, warranty, covenant or agreement, together with all such breaches, would entitle the party receiving such representation, warranty, covenant or agreement not to consummate the transactions contemplated hereby under Section 7.02 (in the case of a breach of a representation, warranty, covenant or agreement by the Company) or Section 7.03 (in the case of a breach of a representation, warranty, covenant or agreement by Associated); and provided further that this Agreement may not be terminated pursuant to this clause (ii) by the breaching party or party making any representation or warranty which shall have become untrue in any material respect;

(iii) by either Associated or the Company if any permanent injunction preventing the consummation of the Merger shall have become final and nonappealable;

(iv) by either Associated or the Company if the Merger shall not have been consummated before September 30, 2005 (the “Expiration Date”) (provided that the Expiration Date shall be automatically extended to December 31, 2005 if the Merger shall not have been consummated by September 30, 2005, solely due to either or both of (A) the failure of the SEC to clear and declare effective the Registration Statement to permit mailing of the Proxy Statement/Prospectus to the Company’s shareholders a sufficient time prior to September 30, 2005, or (B) the receipt of all required governmental approvals and the expiration of all related waiting periods shall not have occurred a sufficient time prior to September 30, 2005), for a reason other than the failure of the terminating party to comply with its obligations under this Agreement;

(v) by either Associated or the Company if the Federal Reserve Board or the Wisconsin Department of Financial Institutions has denied approval of the Merger and neither Associated nor the Company has, within thirty (30) days after the entry of such order denying approval, filed a petition seeking review of such order as provided by applicable Law;

(vi) by Associated, if all of the conditions set forth in Section 7.02 are not satisfied on or before the Expiration Date;

(vii) by the Company, if all of the conditions set forth in Section 7.03 are not satisfied on or before the Expiration Date;

(viii) by either Associated or the Company if all of the conditions set forth in Section 7.01 are not satisfied on or before the Expiration Date, for a reason other than the failure of the terminating party to comply with its obligations in this Agreement;

(ix) by Associated if the Company’s Board of Directors (A) withdraws or modifies in a manner adverse to Associated its recommendation or approval with respect to this Agreement or the Merger or publicly announces any intention to so withdraw or modify its recommendation or approval with respect to this Agreement or the Merger, (B) makes any recommendation with respect to a Competing Transaction (including making no recommendation within seven days after the public announcement of such Competing Transaction or stating an inability to make a recommendation), other than a recommendation to reject such Competing Transaction, or (C) breaches Section 4.02(e) in any material respect;

(x) by Associated if, prior to the Effective Time, the Company enters into any agreement to engage in a Competing Transaction;

(xi) by the Company if, prior to approval of the Merger and this Agreement by the Company’s shareholders, the Board of Directors of the Company shall have approved a Superior Proposal, but only if prior to termination under this subsection, the Company shall have complied with the provisions of Section 4.02(e) and the Company shall have provided Associated with 48 hours prior written notice of the Company’s decision to terminate, which notice shall indicate in reasonable detail the material terms and conditions of such Superior Proposal that the Company is permitted to provide to Associated, including, without limitation, the amount and form of the proposed consideration and whether such Superior Proposal is subject to any material conditions; for purposes of this Agreement, the term “Superior Proposal” means any bona fide Competing Transaction that the Board of Directors of the Company determines, in its good faith judgment (after consultation with its financial advisor), would, if consummated, provide greater value from a financial point of view to the Company’s shareholders than the transactions contemplated by this Agreement (taking into account all of the terms and conditions of such Competing Transaction, including any conditions to consummation and the likelihood of such Competing Transaction being consummated);

(xii) by Associated or the Company if the Merger is not approved at the Company Shareholders Meeting or any adjournment thereof;

(xiii) by Associated if the Company fails to take the actions provided in Section 6.02 (either in breach of such section or pursuant to the exception related to its fiduciary duties provided in such section); or

(xiv) by the Company if both [a] the Associated Average Price (as defined below) is less than 85% of the Associated Closing Price (as defined below), and [b] the number obtained by dividing the Associated Average Price by the Associated Closing Price is less than the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and subtracting 0.15 from such quotient. If the Company makes an election to terminate this Agreement under this Section 8.01(a)(xiv), the Company shall, on or before the end of the second business day after the end of the Calculation Period (as defined below), give ten days’ written notice thereof to Associated. If, during the seven-day period commencing with its receipt of such notice, Associated proposes, by notice in writing to the Company, that the Exchange Ratio shall be adjusted to equal (A) the product of Associated Closing Price multiplied by the Exchange Ratio in effect prior to such adjustment, divided by (B) the Associated Average Price (carried out to five decimal places and rounded up if the sixth decimal price is five or greater), the Company may in its sole discretion give Associated notice of acceptance of such proposal within five business days of receipt thereof, in which case no termination shall have occurred and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 8.01(a)(xiv):

The “Associated Average Price” shall mean the average of the daily closing prices of a share of Associated Common Stock during the Calculation Period as quoted on NASDAQ.

The “Associated Closing Price” shall mean the closing price of Associated Common Stock on the date of this Agreement as quoted by NASDAQ.

The “Calculation Period” shall mean the ten consecutive trading days ending on the third trading day prior to the day on which the Effective Time is to occur in accordance with the mutual agreement of the Company and Associated.

The “Final Index Price” shall mean the average of the Final Prices for all of the companies comprising the Index Group.

The “Final Price” of any company belonging to the Index Group shall mean the average of the daily closing prices of a share of common stock of such company, as reported on the consolidated transactions reporting system for the market or exchange on which such stock is principally traded, during the Calculation Period.

The “Index Group” shall mean all of those companies listed on Exhibit 8.01 hereto the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the Calculation Period for such company to acquire another company or companies in transactions with a value exceeding 10% of the acquirer’s market capitalization or for such company to be acquired.

The “Initial Index Price” shall mean the average of the per share closing prices on the date of this Agreement, of the common stock of the companies comprising the Index Group, as reported on the consolidated transactions reporting system for the market or the exchange on which such common stock is principally traded.

If Associated or any company belonging to the Index Group declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement, and the end of the Calculation Period, the closing prices for the common stock of such company shall be appropriately adjusted for the purposes of the definitions above so as to be comparable to the price on the date of this Agreement.

(b) In the event of termination and abandonment by any party as provided above, written notice shall forthwith be given to the other party, which notice shall specifically describe the basis for such termination.

SECTION 8.02. Effect of Termination.

(a) If the Merger is not consummated as the result of termination of this Agreement caused otherwise than by willful or material breach of a party hereto, the Company and Associated each shall pay its own Expenses, except as provided in Section 4.05 above, and this Agreement shall immediately terminate, except as set forth in Section 9.01 hereof, and neither the Company nor Associated shall have any liability under this Agreement for damages or otherwise.

(b) If termination of this Agreement shall have been caused by a willful or material breach of this Agreement by any party hereto, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify and reimburse the other party for its expenses.

(c) Anything to the contrary notwithstanding, Associated shall suffer direct and substantial damages, which damages cannot be determined with certainty, and to compensate Associated for such damages the Company shall pay Associated the amount of $10,500,000 (the “Termination Fee”), if this Agreement is terminated as follows:

(i) this Agreement is terminated by Associated pursuant to Section 8.01(a)(ix)(A), (ix)(B) or (x);

(ii) this Agreement is terminated by the Company pursuant to Section 8.01(a)(xi);

(iii) (A) this Agreement is terminated by either party pursuant to Section 8.01(a)(xii) or by Associated pursuant to Section 8.01(a)(xiii) or Section 8.01(a)(ix)(C); (B) at any time after the date of this Agreement and at or before the date of such termination a proposal for a Competing Transaction is publicly announced or otherwise communicated to the senior management or Board of Directors of the

Company (a “Public Proposal”); and (C) a Competing Transaction (other than a transaction in which the Company acquires another Person for an aggregate consideration, including debt assumption, of less than $150 million) is consummated or a definitive agreement is entered into by the Company relating to a Competing Transaction (other than a transaction in which the Company acquires another Person for an aggregate consideration, including debt assumption, of less than $150 million) within 12 months after the termination of this Agreement; or

(iv) (A) this Agreement is terminated by Associated pursuant to Section 8.01(a)(ii) or Section 8.01(a)(vi); (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal; (C) following the occurrence of such Public Proposal, the Company shall have intentionally breached any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach shall have materially contributed to the failure of the Effective Time to occur prior to the termination of this Agreement; and (D) a Competing Transaction (other than a transaction in which the Company acquires another Person for an aggregate consideration, including debt assumption, of less than $150 million) is consummated or a definitive agreement is entered into by the Company relating to a Competing Transaction (other than a transaction in which the Company acquires another Person for an aggregate consideration, including debt assumption, of less than $150 million) within 12 months after the termination of this Agreement.

If the Termination Fee becomes payable, then the Company shall make payment of the Termination Fee within two business days after termination of this Agreement in the case of the occurrence of any event described in clause (i) or (ii) above and within two business days after a Competing Transaction is consummated or a definitive agreement is entered into by the Company relating to a Competing Transaction in the case of the occurrence of any event described in clause (iii) or (iv) above.

SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that after approval of the Merger by the shareholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted pursuant to this Agreement upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Non-Survival of Representations, Warranties, and Agreements. The representations, warranties, and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Articles I and IX and Sections 6.07 and 6.11 shall survive the Effective Time indefinitely and those set forth in Sections 4.03(b), 4.05, 5.03(b), 8.02, Article IX and Annex A shall survive termination indefinitely.

SECTION 9.02. Disclosure Schedules. Any fact or item disclosed on any Disclosure Schedule to this Agreement shall be deemed disclosed on all other Disclosure Schedules to this Agreement to which such fact or item may reasonably apply so long as such disclosure with respect to such fact or item is in sufficient detail to enable a reasonable reader to identify its applicability to the relevant provision in this Agreement. Any fact or item disclosed on any Schedule to this Agreement shall not by reason only of such inclusion be deemed to be material and shall not be employed as a point of reference in determining any standard of materiality under this Agreement. The Disclosure Schedules shall not vary, change, or alter the literal meaning of the representations and warranties of the parties contained in this Agreement, other than creating exceptions thereto.

SECTION 9.03. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the applicable party at the following address for such party or the date sent by facsimile to the applicable party at the following facsimile number for such party if notice is also delivered by registered or certified mail on or before two (2) business days after delivery by facsimile (or at such other address or facsimile number for a party as shall be specified by like notice):

(a)    If to Associated:

Associated Banc-Corp

Attention: Brian R. Bodager, Chief Administrative Officer,

General Counsel & Corporate Secretary

1200 Hansen Road

Green Bay, WI 54304

Facsimile: (920) 491-7010

With a copy to:

Reinhart Boerner Van Deuren s.c.

Attention: James M. Bedore, Esq.

1000 North Water Street, Suite 2100

Milwaukee, WI 53202

Facsimile: (414) 298-8097

(b)    If to Company:

State Financial Services Corporation

Attention: Michael J. Falbo, Chairman and

Chief Executive Officer

815 North Water Street

Milwaukee, WI 53202

Facsimile: 414-223-8420

with a copy to:

Foley & Lardner LLP

Attention: Jay O. Rothman, Esq.

777 East Wisconsin Avenue

Milwaukee, WI 53202

Facsimile: 414-297-4900

SECTION 9.04. Certain Definitions. For purposes of this Agreement, the term:

(a) “affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which the Company (either alone, or through or together with the Company Subsidiaries) has, directly or indirectly, an interest of 5% or more;

(b) “beneficial owner” with respect to any Shares, means a person who shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates (as such term defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement, or understanding or upon the exercise of consideration rights, exchange rights, warranties, or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement, or understanding, (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement, or understanding for the purposes of requiring, holding, voting, or disposing of any Shares, or (iv) pursuant to Section 13(d) of the Exchange Act and any rules or regulations promulgated thereunder; provided, however, that a person shall not be deemed the beneficial owner of, or to beneficially own, Shares if an agreement, arrangement or understanding to vote arises solely from a revocable proxy or consent solicitation made pursuant to the solicitation by the Company of proxies for the meeting of shareholders as described in Section 6.02 of this Agreement;

(c) “business day” means any day other than a day on which banks in Wisconsin are required or authorized to be closed;

(d) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement, or otherwise;

(e) “knowledge” (and terms of similar import) with respect to a party means the actual knowledge of that party’s executive officers and directors;

(f) “person” means an individual, corporation, partnership, association, trust, unincorporated organization, other entity, or group (as defined in Section 13(d) of the Exchange Act); and

(g) “subsidiary” means with respect to any person, (i) any corporation at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by such person or by one or more of its subsidiaries, or by such person and one or more of its subsidiaries, (ii) any general partnership, joint venture, limited liability company, statutory trust, or other entity, at least a majority of the outstanding partnership, membership, or other similar interests of which shall at the time be owned by such person, or by one or more of its subsidiaries, or by such person and one or more of its subsidiaries, and (iii) any limited partnership of which such person or any of its subsidiaries is a general partner. For the purposes of this definition, “voting stock” means shares, interests, participations, or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations, or other equivalents having such power only by reason of the occurrence of a contingency.

SECTION 9.05. Mitigation and Reimbursement. The Company agrees to cooperate with Associated, and to use its best efforts to cause any “disqualified individuals” with respect to the Company (as defined by Code Section 280G and the applicable Proposed Treasury Regulations) to cooperate, in restructuring certain agreements, if necessary, to be identified by Associated in order to minimize and/or mitigate the tax consequences of:

(a) the potential loss of any tax deductions to the Company and/or Associated with respect to the deductibility of payments pursuant to the identified agreements; and

(b) any excise tax imposed on such disqualified individuals.

The provisions of this Section 9.05 shall survive the Effective Time indefinitely.

SECTION 9.06. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.07. Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.08. Entire Agreement. This Agreement together with the Disclosure Schedules and Exhibits hereto and the Confidentiality Agreement dated September 16, 2004, and all amendments thereto between the Company and Associated constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

SECTION 9.09. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Associated may assign all or any of its rights hereunder to any wholly owned subsidiary provided that no such assignment shall relieve the assigning party of its obligations hereunder and the assignee agrees to be bound by the terms and conditions of this Agreement including the requirement of conversion and delivery of shares of Associated Common Stock pursuant to Section 1.06 hereof.

SECTION 9.10. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, except for the right to receive the consideration payable pursuant to Article I and Sections 6.06, 6.11 and Annex A (which are intended to be for the benefit of the applicable employees, officers and/or directors of the Company and may be enforced by such persons, their heirs and/or representatives).

SECTION 9.11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

SECTION 9.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.13. Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms or where otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereon in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, Associated and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ASSOCIATED BANC-CORP

By:	/s/ PAUL S. BEIDEMAN
Name:	Paul S. Beideman
Title:	President and Chief Executive Officer

STATE FINANCIAL SERVICES CORPORATION

By:	/s/ MICHAEL J. FALBO
Name:	Michael J. Falbo
Title:	Chairman and Chief Executive Officer

EXHIBIT B

VOTING AGREEMENT

THIS VOTING AGREEMENT is entered into as of March 21, 2005, between the undersigned shareholder (the “Shareholder”) of STATE FINANCIAL SERVICES CORPORATION, a Wisconsin corporation (the “Company”), and ASSOCIATED BANC-CORP, a Wisconsin corporation (“Associated”).

The term “Shares,” as used herein, shall mean any and all shares of capital stock of the Company which carry voting power with respect to the Merger (as defined below) or any other matters that may be submitted to a vote or approval by any of the shareholders of the Company, now owned and/or subsequently acquired by the Shareholder through purchase, gift, stock splits, stock dividends, exercise of stock options or otherwise over which Shareholder has sole voting authority.

RECITALS

The Shareholder and Associated acknowledge the following:

A. Concurrent with the execution of this Agreement, the Company and Associated have entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the business combination transaction contemplated therein pursuant to which the Company will merge with and into Associated pursuant to the terms and conditions of the Merger Agreement (the “Merger”). Capitalized terms used herein but not defined shall have the meanings set forth in the Merger Agreement.

B. Upon consummation of the Merger, the Shareholder will receive shares of Associated Common Stock for each share of the Company’s Common Stock, par value $0.10 per share (and associated Preferred Share Purchase Rights), owned by him.

C. In order to induce Associated to enter into the Merger Agreement and in consideration of the substantial expenses incurred and to be incurred by Associated in connection therewith, the Shareholder has agreed to enter into and perform this Voting Agreement.

AGREEMENTS

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Voting Agreement

Section 1.01. Voting of Shares. Subject to Section 4.11, at any meeting of the shareholders of the Company, however called, and at every adjournment thereof, or in connection with any written consent of the shareholders of the Company, the Shareholder will cause all of his Shares to be voted, until the Termination Date, (A) in favor of (i) the Merger and the approval and adoption of the Merger Agreement, and (ii) all other transactions contemplated by the Merger Agreement as to which shareholders of the Company are called upon to vote and (B) against any proposal submitted to the Company’s shareholders which could result in (i) a Competing Transaction or any agreement or transaction that is intended to, or could reasonably be expected to, materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or (ii) a breach in any material respect of the covenants, representations, warranties, obligations or agreements of the Company under the Merger Agreement.

Section 1.02. No Proxies or Encumbrances. Other than as provided in this Agreement, the Shareholder, until the Termination Date, shall not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Shares, (ii) sell, assign, transfer, encumber or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to, the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of his or her Shares or any interest therein or (iii) seek or solicit any of the foregoing.

Section 2. Representations and Warranties. The Shareholder represents and warrants to Associated as follows:

Section 2.01. Valid Title. Except as provided by applicable law, (a) the Shareholder is the true and lawful owner of 100% of the Shares set forth next to the name of the Shareholder on the signature page hereto with full power to vote and dispose of such Shares and (b) there are no restrictions on the Shareholder’s voting rights or rights of disposition pertaining thereto except as set forth in this Agreement. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.02. Non-contravention. The execution, delivery and performance by the Shareholder of this Agreement and the consummation of the transactions contemplated hereby, do not and will not contravene or constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Shareholder or to a loss of any benefit of the Shareholder under any provision of applicable Law or regulation or of any agreement, judgment, injunction, order, decree or other instrument binding on the Shareholder.

Section 2.03. Binding Effect. This Agreement constitutes a valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights generally. If the Shareholder is married and the Shares set forth on the signature pages hereto next to the Shareholder’s name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, the Shareholder’s spouse, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights generally. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform this Agreement and has obtained any necessary consents in connection with execution of this Agreement.

Section 2.04. No Other Shares. The number of Shares set forth next to the name of the Shareholder on the signature page hereto are the only Shares owned, beneficially or of record, by the Shareholder.

Section 2.05. Material Information. The Shareholder has received information with respect to the Merger which allows the Shareholder to objectively vote on the Merger and the Merger Agreement.

Section 3. Irrevocable Proxy. Subject to the last sentence of this Section 3, by execution of this Agreement, the Shareholder does hereby appoint Associated with full power of substitution and resubstitution, as the Shareholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to the Shares, to vote, if the Shareholder is unable to perform his or her obligations under this Agreement, each of such Shares solely with respect to the matters set forth in Section 1 hereof. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Termination Date and hereby revokes any proxy previously granted by the Shareholder with respect to voting the Shares on the matters set forth in Section 1 hereof. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

Section 4. Miscellaneous.

Section 4.01. Notices. All notices, requests and other communications to any party hereunder shall be deemed to have been duly given when delivered in person, by telegram, facsimile or by registered or certified mail (postage prepaid, return receipt requested) to such party at its address set forth on the signature pages hereto.

Section 4.02. Amendments. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in a writing that refers to this Agreement and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 4.03. Severability. If any provision of this Agreement or the application thereof to any party or set of circumstances shall, in any jurisdiction and to any extent, be finally held invalid or unenforceable, such term or provision shall only be ineffective as to such jurisdiction, and only to the extent of such invalidity or unenforceability, without invalidating or rendering unenforceable any other terms or provisions of this Agreement or under any other circumstances, and the parties shall negotiate in good faith a substitute provision which comes as close as possible to the invalidated or unenforceable term or provision, and which puts each party in a position as nearly comparable as possible to the position it would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

Section 4.04. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

Section 4.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns (and, in the case of the Shareholder, the heirs and executors of the Shareholder); provided that, except as permitted by Section 1.02 or by will or intestacy, no party may assign, delegate or otherwise transfer all or any of its rights or obligations under this Agreement without the consent of the other parties hereto.

Section 4.06. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts (or signature pages) hereof signed by all of the other parties hereto.

Section 4.07. Governing Law. The terms of this Agreement shall be construed in accordance with and governed by the law of the state of Wisconsin (without regard to principles of conflict of laws).

Section 4.08. Specific Performance. Each of the parties acknowledges and agrees that the parties’ respective remedies at law for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and, in recognition of that fact, each agrees that, in the event of a breach or threatened breach by any party of the provisions of this Agreement, in addition to any remedies at law, each party, respectively, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

Section 4.09. Certain Events. The Shareholder agrees that this Agreement and the obligations hereunder shall attach to his Shares and shall be binding upon any person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise.

Section 4.10. No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked.

Section 4.11. Action as Directors. Nothing in this Agreement is intended to restrict the Shareholder from taking any action in his capacity as a director or officer of the Company if Shareholder determines in good faith, after consultation with outside legal counsel, that the failure to take such action would cause the Shareholder to breach his fiduciary duties as a director or officer under applicable Law; provided further that Shareholder shall not be obligated to vote in the manner provided in Section 1.01 of this Agreement if the Board of Directors has withdrawn its recommendation for the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement in the manner provided in the Merger Agreement.

Section 4.12. Termination Date. This Agreement (and any voting agreements contained herein and any proxies granted hereunder) shall automatically terminate upon the first to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, or (c) upon mutual written agreement of the parties to terminate this Agreement (such date of termination, the “Termination Date”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination shall not relieve any party from liability for any breach of this Agreement prior to termination hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be duly executed by their respective authorized officers or representatives as of the day and year first above written.

ASSOCIATED BANC-CORP

By:	/s/ PAUL S. BEIDEMAN
Name:	Paul S. Beideman
Title:	President and Chief Executive Officer

Notices to:
Associated Banc-Corp
1200 Hansen Road
Green Bay, WI 54304
Attention: Brian R. Bodager, Chief Administrative Officer, General Counsel and Secretary

COUNTERPART SIGNATURE PAGE

TO VOTING AGREEMENT

SHAREHOLDER

(Signature)

(Print Name)

(Signature of Spouse or Other Joint Owner)

(Print Name of Spouse or Other Joint Owner)

Number of Shares:

Notices to:

(Address)

(City, State and Zip Code)

Schedule of State Financial Services Corporation

Shareholders with Voting Agreements with

Associated Banc-Corp

Name	Shares*
Jerome J. Holz	841,451
Michael J. Falbo	115,316
Robert J. Cera	10,666
Thomas S. Rakow	41,286
Barbara E. Weis	67,756
Daniel L. Westrope	9,166
David M. Stamm	23,914
Richard A. Meeusen	3,000
Kristin Rappé	200
Ulice Payne Jr.	289

Total	1,113,044

*	Includes shares indirectly held by certain of the listed persons over which such persons possess sole or shared voting power.

EXHIBIT C

March 21, 2005

Board of Directors

State Financial Services Corporation

815 North Water Street

Milwaukee, WI 53202

Ladies and Gentlemen:

State Financial Services Corporation (“State Financial”) and Associated Banc-Corp (“Associated”), have entered into an Agreement and Plan of Merger, dated as of March 21, 2005 (the “Agreement”), pursuant to which State Financial will be merged with and into Associated, with Associated being the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of State Financial common stock issued and outstanding immediately prior to the Merger, including the preferred share purchase rights issued pursuant to the rights agreement, dated as of July 27, 1999, between State Financial and American Stock Transfer & Trust Company, as rights agent, as amended (the “State Financial Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive 1.20 shares of Associated common stock (the “Exchange Ratio”). Cash will be paid in lieu of fractional shares. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to holders of State Financial Shares.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of State Financial that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Associated that we deemed relevant; (iv) earnings per share estimates for State Financial for the years ending December 31, 2005 and 2006 and long-term earnings per share growth rates for years thereafter, in each case, published by I/B/ES and reviewed with and confirmed by senior management of State Financial; (v) earnings per share estimates for Associated for the years ending December 31, 2005 and 2006 and long-term earnings per share growth rates for years thereafter, in each case, published by I/B/ES and reviewed with and confirmed by senior management of Associated; (vi) the pro forma financial impact of the Merger on Associated, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and stock repurchases determined by the senior management of Associated and reviewed with senior management of State Financial; (vii) the publicly reported historical price and trading activity for State Financial’s and Associated’s common stock, including a comparison of certain financial and stock market information for State Financial and Associated with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the relative contributions of assets, liabilities, equity and earnings of State Financial and Associated to the resulting institution and the relative pro forma ownership of the shareholders of State Financial and Associated in the combined company; (ix) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of State Financial the business, financial condition, results of operations and prospects of State Financial and held similar discussions with certain members of senior management of Associated regarding the business, financial condition, results of operations and prospects of Associated. In connection with our engagement, we did have conversations with one other party that had contacted State Financial with respect to a potential transaction but we were not asked to, and did not, solicit indications of interest in a potential transaction from any other third parties.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by State Financial or Associated or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of State Financial and Associated that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of State Financial or Associated or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of State Financial or Associated nor have we reviewed any individual credit files relating to State Financial or Associated. We have assumed, with your consent, that the respective allowances for loan losses for both State Financial and Associated are adequate to cover such losses.

With respect to the earnings estimates for State Financial and Associated reviewed with the managements of State Financial and Associated and used by Sandler O’Neill in its analyses, State Financial’s and Associated’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of State Financial and Associated and we assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments, cost savings and stock repurchases determined by the senior management of Associated and reviewed with senior management of State Financial, the managements of State Financial and Associated confirmed to us that they reflected the best currently available estimates and judgments of such managements and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in State Financial’s or Associated’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that State Financial and Associated will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice State Financial has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Associated’s common stock will be when issued to State Financial’s shareholders pursuant to the Agreement or the prices at which State Financial or Associated’s common stock may trade at any time.

We have acted as State Financial’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. State Financial has also agreed to indemnify us against certain liabilities arising out of our engagement. As you are aware, we have provided certain other investment banking services to State Financial in the past and have received compensation for such services.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to State Financial and Associated and their affiliates. We may also actively trade the equity or debt securities of State Financial and Associated or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of State Financial in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of State Financial as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of State Financial Shares and does not address the underlying business decision of State Financial to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for State Financial or the effect of any other transaction in which State Financial might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio in the Merger is fair to the holders of State Financial Shares from a financial point of view.

Very truly yours,

/S/    SANDER O’NEILL & PARTNERS, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Registrant is incorporated under the Wisconsin Business Corporation Law. Under Section 180.0851 of the Wisconsin Business Corporation Law, the Registrant shall indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of the Registrant. In all other cases, the Registrant shall indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was a director or officer of the Registrant, unless liability was incurred because he or she breached or failed to perform a duty owed to the Registrant and such breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858 of the Wisconsin Business Corporation Law provides that subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the Registrant’s Articles of Incorporation, Bylaws, a written agreement between the director or officer and the Registrant or a resolution adopted by the Board of Directors or adopted by majority vote of the Registrant’s shareholders.

Section 180.0859 of the Wisconsin Business Corporation Law provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to 180.0858 of the Wisconsin Business Corporation Law for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

The Registrant’s Articles of Incorporation contains no provisions in relation to the indemnification of directors and officers of the Registrant.

Article XI of the Registrant’s Bylaws (“Article XI”) authorizes indemnification of officers and directors of the Registrant consistent with the description of the indemnification provisions in Section 180.0851 of the Wisconsin Business Corporation Law as described above. Article XI provides that the Registrant shall indemnify a director, officer, employee or agent of the Registrant to the extent such individual has been successful on the merits or otherwise in the defense of any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal (including, but not limited to, any act or failure to act alleged or determined (i) to have been negligent, (ii) to have violated the Employee Retirement Income Security Act of 1974; or (iii) to have violated Sections 180.0832, 180.0833 and 180.1202 of the Wisconsin Business Corporation Law, or any successor thereto, regarding loans to directors, unlawful distributions and distributions of assets, which involves foreign, federal, state or local law and which is brought by or in the right of the Registrant or by any other person or entity, to which the director, officer, employee or agent was a party because he or she is a director, officer, employee or agent). In all other cases, the Registrant shall indemnify a director, officer, employee or agent of the Registrant against liability and expenses incurred by such person in a proceeding unless it shall have been proven by final judicial adjudication that such person breached or failed to perform a duty owed to the Registrant under the circumstances described above as set forth in Section 180.0851 of the Wisconsin Business Corporation Law. Article XI defines a “director, officer, employee or agent” as (i) a natural person who, is or was a director, officer, employee or agent of the Registrant, (ii) a natural person who, while a director, officer, employee or agent of the Registrant, is or was serving either pursuant to the Registrant’s specific request or as a result of the nature of such person’s duties to the Registrant as a director, officer, partner, trustee, member of any governing or decision making committee, employee or agent of another corporation or foreign corporation, partnership, joint venture, trust or other enterprise, and (iii) a person who, while a director, officer, employee or agent of the Registrant, is or was serving an employee benefit plan because his or her duties to the Registrant also impose duties on, or otherwise involve services by, the person to the plan or to participants in or beneficiaries of the plan. Unless the context requires otherwise, Article XI indemnification extends to the estate or personal representative of a director, officer, employee or agent.

All officers, directors, employees and agents of controlled subsidiaries of the Registrant shall be deemed for purposes of Article XI to be serving as such officers, directors, employees and agents at the request of the Registrant. The right to indemnification granted to such officers and directors by Article XI is not subject to any limitation or restriction imposed by any provision of the Articles of Incorporation or Bylaws of a controlled subsidiary. For purposes of Article XI, a “controlled subsidiary” means any corporation at least 80% of the outstanding voting stock of which is owned by the Registrant or another controlled subsidiary of the Registrant.

Upon written request by a director, officer, employee or agent who is a party to a proceeding, the Registrant shall pay or reimburse his or her reasonable expenses as incurred if the director, officer, employee or agent provides the Registrant with: (i) a written affirmation of his or her good faith belief that he or she is entitled to indemnification under Article XI; and (ii) a written undertaking to repay all amounts advanced without interest to the extent that it is ultimately determined that indemnification under Article XI is prohibited. The Registrant shall have the power to purchase and maintain insurance on behalf of any person who is a director, officer, employee or agent against any liability asserted against or incurred by the individual in any such capacity arising out of his or her status as such, regardless of whether the Registrant is required or authorized to indemnify or allow expenses to the individual under Article XI.

The right to indemnification under Article XI may be amended only by a majority vote of the shareholders and any reduction in the right to indemnification may only be prospective from the date of such vote.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.
2	Agreement and Plan of Merger, dated as of March 21, 2005, between the Registrant and State Financial Services Corporation, incorporated by reference to Exhibit A to the proxy statement/prospectus of the Registrant and State Financial Services Corporation (the “Proxy Statement/Prospectus”).

4(a)	Articles of Incorporation, as amended and restated, incorporated by reference to Exhibit 3(a) of the Registrant’s Annual Report on Form 10-K filed for the year ended December 31, 1999, SEC File No. 0-5519.

4(b)	Articles of Amendment to the Articles of Incorporation, incorporated by reference to the Current Report on Form 8-K filed on May 3, 2004, SEC File No. 1-31343.

4(c)	Bylaws, as amended, incorporated by reference to Exhibit 3(b) of the Registrant’s Annual Report on Form 10-K filed for the year ended December 31, 1999, SEC File No. 0-5519.

4(d)	The Registrant has outstanding certain long–term debt. None of such debt exceeds 10% of the total assets of the Registrant and its consolidated subsidiaries. Thus, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits to this Registration Statement. The Registrant agrees to furnish copies of such instruments to the Commission upon request.

5	Opinion of Reinhart Boerner Van Deuren s.c. regarding legality of issuance of the Registrant’s securities.

Exhibit No.
8	Opinion of Foley & Lardner LLP regarding certain United States federal income tax matters.

23(a)	Consent of KPMG LLP.

23(b)	Consent of Ernst & Young LLP.

23(c)	Consent of Reinhart Boerner Van Deuren s.c. incorporated by reference to Exhibit 5.

23(d)	Consent of Foley & Lardner LLP incorporated by reference to Exhibit 8.

23(e)	Consent of Sandler O’Neil & Partners, L.P.

24	Powers of Attorney.

99.1	Form of Proxy of State Financial Services Corporation.

(b)	No financial statement schedules are required to be filed herewith pursuant to Item 21(b) or (c) of this Form.

Item 22. Undertakings.

(a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report to Section 15(d) of the Securities Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin, on this 15th day of June, 2005.

ASSOCIATED BANC-CORP

By:	/s/ PAUL S. BEIDEMAN
Paul S. Beideman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PAUL S. BEIDEMAN Paul S. Beideman	President, Chief Executive Officer and a Director (Principal Executive Officer)	June 15, 2005

/s/ JOSEPH B. SELNER Joseph B. Selner	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 15, 2005

* Karen T. Beckwith	Director	June 15, 2005

* H. B. Conlon	Director	June 15, 2005

* Ruth M. Crowley	Director	June 15, 2005

* Robert C. Gallagher	Director	June 15, 2005

* Ronald R. Harder	Director	June 15, 2005

* William R. Hutchinson	Director	June 15, 2005

* Richard T. Lommen	Director	June 15, 2005

* John C. Meng	Director	June 15, 2005

* J. Douglas Quick	Director	June 15, 2005

Signature	Title	Date

* Jack C. Rusch	Director	June 15, 2005

* John C. Seramur	Director	June 15, 2005

/s/ BRIAN R. BODAGER Brian R. Bodager * Attorney-in-Fact		June 15, 2005